As confidentially submitted to the Securities and Exchange Commission on July 31, 2015.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EVERBRIDGE, INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	26-2919312
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

25 Corporate Drive, Suite 400

Burlington, Massachusetts 01803

(818) 230-9700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jaime Ellertson

President and Chief Executive Officer

Everbridge, Inc.

25 Corporate Drive, Suite 400

Burlington, Massachusetts 01803

(818) 230-9700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

C. Thomas Hopkins, Esq. Nicole C. Brookshire, Esq. Cooley LLP 1333 2nd Street, Suite 400 Santa Monica, California 90401 (310) 883-6400	Kenneth S. Goldman Shannon Castellani, Esq. Everbridge, Inc. 25 Corporate Drive, Suite 400 Burlington, Massachusetts 01803 (818) 230-9700	Kenneth J. Gordon, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 31, 2015

PRELIMINARY PROSPECTUS

            Shares

Common Stock

We are selling             shares of common stock and the selling stockholders are selling             shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $         and $         per share. We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “EVBG.”

We are an “emerging growth company” as defined under the U.S. federal securities laws and have elected to comply with certain reduced public company disclosure and reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

The underwriters have an option to purchase a maximum of             additional shares from the selling stockholders at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus solely to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 15.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Everbridge, Inc.	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

(1)	See “Underwriting” beginning on page 125 for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares of our common stock on or about                 , 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse		BofA Merrill Lynch

Stifel		Pacific Crest Securities a division of KeyBanc Capital Markets

Raymond James	Canaccord Genuity	William Blair

The date of this prospectus is                     , 2015

You should rely only on the information contained in this document and any free writing prospectus we provide to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

For investors outside the United States: We have not, the selling stockholders have not and the underwriters have not done anything that would permit this offering, or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

DEALER PROSPECTUS DELIVERY OBLIGATION

Through and including                     , 2015 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Unless the context otherwise requires, we use the terms “Everbridge,” “company,” “our,” “us,” and “we” in this prospectus to refer to Everbridge, Inc. and, where appropriate, our consolidated subsidiaries.

EVERBRIDGE, INC.

Overview

We are a leading global provider of SaaS-based unified critical communications solutions. During mission-critical business events or man-made or natural disasters, our platform enables our customers to quickly and reliably deliver the right message and reach the right people, on the right device, in the right location, at the right time. Our platform delivers intelligent, contextual messages to hundreds or millions of recipients. Utilizing sophisticated communications technologies, we have the ability to deliver and verify messages in near real-time to more than 100 different communication devices, in over 200 countries and territories, in multiple languages – all simultaneously. Our enterprise applications, which include Mass Notification, Incident Communications, IT Alerting, Secure Messaging, Community Engagement and IoT Communications, are easy-to-use and deploy, secure, scalable and reliable, and automate numerous critical communications processes. We believe that our position as a large unified critical communications company, providing a broad suite of integrated, enterprise communications applications via a single global platform, is a significant competitive advantage.

In today’s digital world, information is a valuable commodity, and the speed at which information is transmitted and accessed is critical to any organization’s success. From the early days of manual call trees and simple outdoor sirens, mass communications have evolved with advances in technology to include system-generated calls, text messages, emails, targeted social media and outdoor digital signage. The proliferation of mobile and digital communications has accelerated the speed at which people communicate, exponentially increasing the volume of information that individuals must process. During mission-critical business events or man-made or natural disasters, the ability to enable secure, scalable, reliable and automated communications to people can be essential to saving lives, saving money and protecting assets.

The severity, complexity and frequency of these critical events, their implications for business performance and personal safety, and regulatory and compliance challenges are increasing. At the same time, there has been a rapid proliferation of connected devices and networked physical objects – the Internet of Things, or IoT. These dynamics have led to the need for unified critical communications solutions that can deliver comprehensive yet targeted and contextually relevant content that facilitates the desired outcomes in critical situations and overcomes the information overload that individuals face. Unified critical communications solutions enable the transmission of information that must reach the right people, on the right device, in the right location, at the right time. Our original application enabled customers to send mass notifications to large groups of people to keep them informed before, during and after natural or man-made disasters and other emergencies. The expertise that we garnered developing our emergency Mass Notification application and our customers’ reliance on our solutions when life and property are at risk led us to leverage our platform for use in other critical business communications contexts. Our SaaS-based unified critical communications platform is built on a secure, scalable and reliable infrastructure with multiple layers of redundancy to enable the rapid delivery of critical communications, with near real-time verification, over numerous devices and contact paths. We deliver communications to more than 200 countries and territories, which are available in 14 languages and dialects.

We have developed a full suite of enterprise-scale applications that leverage our unified critical communications platform. Our applications enable our customers to deliver contextually relevant communications during critical situations, whether to a broad audience or to a targeted subset of individuals, globally or locally, and accounting for cultural, linguistic, regulatory and technological differences. Our applications are easy-to-use and deploy and do not require customer development, testing or ongoing maintenance. The following situations reflect examples of how our applications enable and optimize critical communications processes:

•	When a hurricane is imminent, local emergency management departments can alert affected communities and available emergency responders of the impending storm with relevant instructions such as safety and evacuation instructions.

•	When a cyber incident shuts down an IT network, management can alert employees of the network shutdown via a secure, alternate communication path.

•	When a physician has two coinciding commitments in different locations, he or she can conduct a virtual interactive patient consultation from a wireless device from any location using our secure messaging and video solution that is designed to be HIPAA-compliant.

•	When a power line is down, utility workers can activate incident communications templates to alert affected customers and responders in a coordinated, error-free fashion.

•	When IT systems fail, IT administrators can alert and escalate the specific IT resources required to quickly provide systems restoration, automate a conference bridge and notify affected employees and customers.

•	When readings from an implanted medical device are abnormal, that information can be automatically routed to the individual’s healthcare provider to enable timely medical care.

•	When a young child goes missing, residents can communicate with their neighbors and local officials to coordinate efforts to locate and return the child.

•	When engine readings in critical equipment detect a malfunction, technicians with the right skills can be automatically alerted and quickly deployed to minimize downtime, improving efficiency and avoiding revenue loss.

•	When a financial services firm experiences disruptions, clients can be promptly notified and audit confirmations can be provided to document delivery.

Our customer base has grown from 878 customers at the end of 2011 to more than 2,900 customers as of June 30, 2015. As of June 30, 2015, our customers were based in 19 countries and included more than 100 organizations in the Fortune 1000. We generated revenue of $23.4 million in 2012, $30.0 million in 2013 and $42.4 million in 2014, representing year-over-year increases of 29% in 2013 and 41% in 2014. We generated revenue of $8.8 million and $13.2 million for the three months ended March 31, 2014 and 2015, respectively, representing a period-over-period increase of 50%. We derive substantially all of our revenue from subscriptions to our critical communications applications, which represented 96%, 96% and 97% of our total revenue in 2012, 2013 and 2014, respectively. We had net losses of $5.1 million, $0.9 million and $0.6 million in 2012, 2013 and 2014, respectively. We had net income of $0.3 million and a net loss of $1.4 million for the three months ended March 31, 2014 and 2015, respectively. Our adjusted EBITDA, which is a measure that is not calculated and presented in accordance with generally accepted accounting principles in the United States, or GAAP, increased from $0.1 million to $2.5 million from 2012 to 2014 and was $0.9 million and $(0.2) million for the three months ended March 31, 2014 and 2015, respectively. See note 2 to the table contained in “Summary Consolidated Financial and Other Data—Key Metrics” for a reconciliation of adjusted EBITDA to net (loss) income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Industry Background

Over the past two decades, critical communications methods have evolved rapidly, in tandem with advances in technology, to include system-generated voice calls, text messages, emails, targeted social media and outdoor digital signage. In today’s digital world, information is a valuable commodity, and the speed at which information is transmitted and accessed is critical to any organization’s success.

Key Trends Driving a Fundamental Shift in Communications

Key business and technology trends continue to shift both the fundamental way that organizations communicate with relevant stakeholders and how individuals regularly consume information. People increasingly consume most of their information through mobile devices and applications as well as social media and other digital channels. Increasingly, less information is shared using traditional “analog” communication methods, such as printed media, television and landline telephones. The proliferation of mobile and digital communications has accelerated the speed at which people communicate and, together with the emergence of the IoT, has exponentially increased the volume of communications that individuals must process. In light of these trends, communications have become one of the most important areas of technology investment. In a 2015 report, Gartner, Inc. estimates that $1.5 trillion, or 42.5%, of information technology, or IT, expenditure is for communications in 2015.

During mission-critical business events or man-made or natural disasters, the ability to communicate life-saving or damage-mitigating information is crucial. Speed, security, scalability and reliability of communications are essential. The severity, complexity and frequency of these critical events, their implications for business performance or personal safety and rising regulatory and compliance challenges are driving demand for unified critical communications solutions.

Emergence of Unified Critical Communications

Traditional enterprise solutions for critical communications have not kept pace with the increasingly digital world, the evolving threat landscape and opportunity to leverage technological innovation to more effectively communicate with people. Enterprises and governmental entities continue to use analog, manual, one-way and people-based solutions to communicate with relevant stakeholders. These solutions lack the scale to reliably address the breadth of challenges that organizations increasingly face and the sophistication required to serve an organization’s critical communications needs.

Organizations today require a solution that is engineered for modern critical communications. While traditional mass notification solutions are designed to support infrequent one-way messages, new unified critical communications systems must be deployed to deliver interactive support for a far broader range of incidents, both operational and emergency-oriented in nature. Global threats have increased in complexity—from the failure of data centers to more sophisticated cyber incidents and terrorist threats. At the same time, more routine, everyday situations such as those involving IT operations, incident response teams or colleagues that need to converse securely also require a solution that can quickly and contextually reach anyone on any device, anywhere, at any time. As a result of these dynamics, it has become imperative that communications be appropriately contextualized, meaningful and actionable in order to overcome the profound information overload and enable the desired outcomes in critical situations to be achieved.

Requirements of Effective Unified Critical Communications Solutions

In order to deliver effective unified critical communications solutions, several requirements must be met:

•	Comprehensive Solution. Organizations require an enterprise-scale, comprehensive solution in order to address their diverse critical communications needs.

•	Scalability and Speed. Organizations require a solution that is agile and flexible enough to reach individuals at both high volume/low frequency intervals, such as emergency mass notification situations, and low volume/high frequency intervals, such as for IT alerting and secure messaging.

•	Security and Regulatory Compliance. Organizations require a solution that is architected to ensure secure communications given the significance of the content being distributed and the regulatory requirements that apply to the sensitive data being transmitted.

•	Intelligent Communication and Contextual Personalization. Organizations require sophisticated, intelligent technology that can tailor communications for the recipient based on the situation or business or personal context.

•	Real-Time and After-Event Reporting and Analytics. To ensure that organizations can deliver appropriate communications during critical events, a solution should provide detailed, timely and compliant reporting and analytics to optimize the overall communication process.

•	Global Reach and Local Expertise. Global communications require a “local” approach to deal with the complexity of varying cultural preferences, languages and device types, as well as technical and regulatory requirements.

•	Dynamic Technology. As contact pathways continue to expand and communication endpoints continue to proliferate with the growth of internet connectivity across multiple devices and things, customers demand dynamic solutions that can keep pace with technological advances and address new communication use cases with minimal incremental investment.

•	Ease-of-Use. Given the need for speed and the pressure and anxiety most people experience in critical situations, organizations require a solution that is simple and easy-to-use.

Key Benefits of Our Solutions and Competitive Strengths

Everbridge was founded with a vision to help organizations communicate quickly and reliably to deliver the right message to the right people, on the right device, in the right location, at the right time during mission-critical business events or man-made or natural disasters. Key benefits of our solutions and competitive strengths include the following:

•	Unified and Comprehensive, Enterprise-Scale Platform. The core of our solutions is our unified critical communications platform, which provides multiple layers of redundancy to assure uptime and delivery of communications regardless of volume or throughput requirements. The platform is dynamic, secure, scalable and reliable, enabling the delivery and verification of tens of millions of different communications virtually anywhere, in any volume, in near real-time.

•	Out-of-the-Box, Scalable and Mobile Applications. Our SaaS-based applications are out-of-the box, enterprise-ready and can be utilized without customer development, testing or ongoing maintenance. Regardless of a customer or prospect’s size or needs, our applications are built to scale to its largest and most complex critical communications requirements.

•	Contextual Communications. We enable intelligence and personalization in the critical communications process by delivering contextual communications. Our customers can deliver and escalate critical communications broadly to a mass population or to a targeted subset of individuals based on geographic location, skill level, role and communication path preferences for rich, two-way collaboration.

•	Large, Dynamic and Rich Communications Data Asset. As of June 30, 2015, our data asset consists of our contacts databases that manage approximately 100 million contact profiles and connections from more than 2,900 customers based in 19 countries. Our contacts databases, which we refer to as contact stores, are automatically updated with the most current contact information. Our contact stores are repositories for all contact details, attributes and business rules and preferences, such as a person’s location, language spoken, special needs, technical certifications and on-call status. The breadth of our databases allowed us to deliver approximately 300 million communications in 2014 and has allowed us to deliver more than 500 million communications in 2015 to date.

•	Robust Security, Industry Certification and Compliance. Our platform is built on a secure and resilient infrastructure with multiple layers of redundancy. Many of our enterprise applications are designed to meet rigorous security and compliance requirements for financial services firms, healthcare institutions, the U.S. federal government and other regulated industries, including facilitating compliance with FINRA and HIPAA standards.

•	Globally Local. Our platform is designed to be utilized globally while accounting for local cultural, linguistic, regulatory and technological differences. We have direct relationships with suppliers and carriers in multiple countries to ensure delivery in compliance with local, technical and regulatory requirements. We have localized our user interface in 14 languages and dialects that are spoken by more than 60% of the world’s population.

•	Next-Generation, Open Architecture. We developed our platform over the last decade to easily integrate our applications with other systems. Our solutions provide open APIs and configurable integrations, enabling our platform to work with our customers’ and partners’ pre-existing processes and solutions, increasing the business value we deliver.

•	Actionable Reporting and Analytics. Our platform provides both real-time dashboards and ad-hoc reporting across notifications, incidents and contacts. This information is easily accessed for required after-event reviews, continuous communication process improvements and regulatory compliance.

Our Growth Strategy

We intend to drive growth in our business by building on our position as a leading global provider of unified critical communications. Key elements of our growth strategy include:

•	Accelerate Our Acquisition of New Customers. We believe we are in the early stages of penetration of the large and growing unified critical communications market. We intend to capitalize on our growing portfolio of applications and the technological advantages of our unified critical communications platform to continue to attract new customers. In parallel, we plan to attract new customers by investing in sales and marketing and expanding our channel partner relationships.

•	Further Penetrate Our Existing Customers. With revenue retention rates of over 110% for each of the last two years, we believe that there is a significant opportunity within our existing customer base to expand their use of our platform, both by selling to our existing customers new applications and features and selling to additional departments in their organizations. We believe that we have a significant opportunity to increase the lifetime value of our customer relationships as we educate customers about the benefits of our current and future applications that they do not already utilize.

•	Develop New Applications to Target New Markets and Use Cases. Our platform is highly flexible and can support the development of new applications to meet evolving critical communications challenges. We intend to continue to develop new applications for use cases in a variety of new markets and to leverage our platform and our existing customer relationships as a source of new applications, industry use cases, features and solutions.

•	Expand Our International Footprint. We intend to continue to expand our local presence in regions such as Europe, the Middle East and Asia to leverage our direct relationships with local carriers and our ability to deliver messages to over 200 countries and territories in 14 languages and dialects as well as expand our channel partnerships, in order to capitalize on this significant opportunity and also to opportunistically consider expanding in other regions.

•	Maintain Our Technology and Thought Leadership. We will continue to invest in our unified critical communications platform and our applications to maintain our technology leadership position. We believe we have a competitive advantage through our commitment to innovation and thought leadership that has enabled us to take market share from our competitors and accelerate our growth.

•	Opportunistically Pursue Acquisitions. We plan to selectively pursue acquisitions of complementary businesses, technologies and teams that allow us to penetrate new markets and add features and functionalities to our platform.

Selected Risks Affecting Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	If our business does not grow as we expect or if we fail to manage our growth effectively, our operating results and business prospects would suffer.

•	We have not been profitable on a consistent basis historically and may not achieve or maintain profitability in the future.

•	To date, we have derived a substantial majority of our revenue from the sale of our Mass Notification application. If we are unable to renew or increase sales of this application, or if we are unable to increase sales of our other applications, our business and operating results could be adversely affected.

•	If we are unable to develop upgrades to our platform, develop new applications, sell our platform and applications into new markets or further penetrate our existing market, our revenue may not grow.

•	The nature of our business exposes us to inherent liability risks.

•	Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

•	The markets in which we participate are competitive, and if we do not compete effectively, our operating results could be harmed.

•	An assertion by a third party that we are infringing its intellectual property could subject us to costly and time-consuming litigation or expensive licenses that could harm our business and results of operations.

•	Our executive officers, directors and principal stockholders own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Corporate Information

Everbridge, Inc. was initially incorporated under the laws of the State of Delaware under the name 3n Global, Inc. in January 2008. 3n Global, Inc. was initially a wholly-owned subsidiary of National Notification Network, LLC, which was formed in November 2002 as a limited liability company organized under the laws of the State of California. In May 2008, pursuant to a merger agreement between 3n Global, Inc. and National Notification Network, LLC, National Notification Network, LLC merged with and into 3n Global, Inc. We changed our name to Everbridge, Inc. in April 2009.

Our principal executive offices are located at 25 Corporate Drive, Suite 400, Burlington, Massachusetts 01803 and at 500 North Brand Boulevard, Suite 1000, Glendale, California 91203. Our telephone number is (818) 230-9700. Our website address is www.everbridge.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

“Everbridge”, the Everbridge logo, and other trademarks or service marks of Everbridge, Inc. appearing in this prospectus are the property of Everbridge, Inc. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	no requirement to seek nonbinding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of some or all these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.0 billion or (c) in which we are deemed to be a “large accelerated filer,” under the rules of the U.S. Securities and Exchange Commission, or SEC, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We are choosing to “opt out” of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our stock price.

The Offering

Common stock offered by Everbridge	shares

Common stock offered by the selling stockholders	shares

Total common stock offered	shares

Total common stock to be outstanding after this offering	shares

Over-allotment option offered by the selling stockholders	shares

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock, and facilitate our future access to the capital markets. We expect to use the net proceeds of this offering for working capital and other general corporate purposes. We may use a portion of the net proceeds to pay all or a portion of the outstanding principal and interest under our loan agreement with Bridge Bank, N.A. We may use a portion of the proceeds from this offering for acquisitions or strategic investments in complementary businesses or technologies, although we do not currently have any plans for any such acquisitions or investments. These expectations are subject to change. We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Global Market Symbol	“EVBG”

The number of shares of our common stock that will be outstanding after this offering is based on 118,472,744 shares of common stock outstanding as of June 30, 2015, and excludes:

•	6,110,281 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2015, at a weighted-average exercise price of $0.85 per share;

•	692,042 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2015, at an exercise price of $0.4335 per share, which warrants, prior to the completion of this offering, are exercisable to purchase shares of our Series A-1 preferred stock;

•	shares of our common stock reserved for future issuance pursuant to our 2015 Equity Incentive Plan, which will become effective prior to the completion of this offering and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year; and

•	shares of common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, which will become effective prior to the completion of this offering and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the conversion of all of our outstanding shares of class A common stock into an aggregate of 6,694,854 shares of our common stock immediately prior to the closing of this offering;

•	the conversion of all of our outstanding shares of our preferred stock into an aggregate of 48,041,096 shares of our common stock immediately prior to the closing of this offering;

•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	no exercise of outstanding options or warrants after June 30, 2015;

•	no exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock; and

•	a one-for- reverse stock split of our common stock to be effected prior to the closing of this offering.

Summary Consolidated Financial and Other Data

We derived the summary consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the three months ended March 31, 2014 and 2015 and the summary consolidated balance sheet data as of March 31, 2015 from our unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited financial statements on the same basis as the audited financial statements, and the unaudited financial data include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results are not necessarily indicative of the results to be expected in the future and our operating results for the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

When you read this summary consolidated financial data, it is important that you read it together with the historical consolidated financial statements and related notes to those statements, as well as “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands, except share and per share data)
				(unaudited)
Consolidated Statements of Operations Data:
Revenue	$23,361	$30,040	$42,421	$8,798	$13,160
Cost of revenue:(1)	7,570	8,699	12,089	2,350	4,126

Gross profit	15,791	21,341	30,332	6,448	9,034

Operating expenses: (1)
Sales and marketing	7,998	11,695	15,818	3,167	5,512
Research and development	5,057	5,697	7,365	1,464	2,687
General and administrative	7,371	4,352	7,435	1,352	2,041

Total operating expenses	20,426	21,744	30,618	5,983	10,240

Operating (loss) income	(4,635)	(403)	(286)	465	(1,206)
Other expense, net	399	368	426	82	131

(Loss) income before (provision for) benefit from income taxes	(5,034)	(771)	(712)	383	(1,337)
(Provision for) benefit from income taxes	(57)	(118)	89	(57)	(24)

Net (loss) income	$(5,091)	$(889)	$(623)	$326	$(1,361)

Net (loss) income attributable to common stockholders	$(5,091)	$(889)	$(623)	$326	$(1,361)

Net (loss) income per share attributable to common stockholders:(2)
Basic	$(0.09)	$(0.01)	$(0.01)	$0.00	$(0.02)

Diluted	$(0.09)	$(0.01)	$(0.01)	$0.00	$(0.02)

Weighted-average common shares outstanding:(2)
Basic	54,970,356	63,454,752	67,758,443	65,859,582	70,440,854
Diluted	54,970,356	63,454,752	67,758,443	65,859,582	70,440,854
Pro forma net (loss) income per share attributable to common stockholders, basic and diluted (unaudited):(3)			$(0.01)		$(0.01)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited):(3)			115,799,539		118,481,950

(1)	Includes stock-based compensation expense and depreciation and amortization expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Stock-based compensation expense:
Cost of revenue	$3	$48	$82	$17	$25
Sales and marketing	10	82	120	36	35
Research and development	424	28	147	28	77
General and administrative	1,859	18	27	7	9

Total stock-based compensation expense	$2,296	$176	$376	$88	$146

Depreciation and amortization expense:
Cost of revenue	$2,470	$2,344	$1,538	$256	$566
Sales and marketing	—	—	—	—	—
Research and development	—	—	—	—	—
General and administrative	62	111	974	76	369

Total depreciation and amortization expense	$2,532	$2,455	$2,512	$332	$935

(2)	See notes (2) and (13) to our consolidated financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted net (loss) income per share attributable to common stockholders.

(3)	Pro forma basic and diluted net (loss) income per share represents net (loss) income divided by the pro forma weighted-average shares of common stock outstanding. Pro forma weighted-average shares outstanding reflects the conversion of all outstanding shares of class A common stock and preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the first day of the relevant period.

	As of March 31, 2015
	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)
	(in thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash	$6,002	$6,002	$
Accounts receivable, net	9,795	9,795
Total assets	42,113	42,113
Total deferred revenue	31,138	31,138
Total debt	7,777	7,777
Total liabilities	50,015	50,015
Convertible preferred stock	48	—
Class A common stock	7	—
Common stock	64	119
Accumulated deficit	(68,869)	(68,869)
Total stockholders’ (deficit) equity	(7,902)	(7,902)

(1) Pro forma consolidated balance sheet data reflects the automatic conversion of all outstanding shares of class A common stock and preferred stock into common stock immediately prior to the closing of this offering.

(2) Pro forma as adjusted consolidated balance sheet data reflects the pro forma items described immediately above plus (1) our sale of             shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (2) repayment of principal and interest under our loan agreement.

(3) Pro forma as adjusted consolidated balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash, total assets and total stockholders’ (deficit) equity by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease pro forma as adjusted cash, total assets and total stockholders’ (deficit) equity by approximately $         million, at the assumed initial public offering price, and after deducting underwriting discounts and commissions payable by us.

Key Metrics

We regularly monitor a number of financial and operating metrics in order to measure our current performance and estimate our future performance. For a further description of how we use these financial and operating metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.”

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(dollars in thousands)
				(unaudited)
Revenue retention rate(1)	98%	112%	111%	113%	114%
Adjusted EBITDA(2)	$136	$2,152	$2,524	$871	$(151)
Adjusted gross margin(3)	$15,952	$21,364	$30,581	$6,465	$9,146
Free cash flow(4)	$(867)	$2,548	$3,884	$1,747	$2,114
Number of customers(5)	1,046	1,300	2,686	N/A	N/A

(1)	We calculate our revenue retention rate by dividing (1) total revenue in the current 12-month period from those customers who were customers during the prior 12-month period by (2) total revenue from all customers in the prior 12-month period. We believe that our ability to retain our customers and expand their use of our solutions over time is an indicator of the stability of our revenue base and the long-term value of our customer relationships. Our revenue retention rate provides insight into the impact on current period revenue of the number of new customers acquired during the prior 12-month period, the timing of our implementation of those new customers, growth in the usage of our solutions by our existing customers and customer attrition. If our revenue retention rate for a period exceeds 100%, this means that the revenue retained during the period including upsells, more than offset the revenue that we lost from customers that did not renew their contracts during the period.

(2)	Adjusted EBITDA represents our net (loss) income before interest income and interest expense, income tax expense and benefit, depreciation and amortization expense and stock-based compensation expense. We do not consider these items to be indicative of our core operating performance. The items that are non-cash include depreciation and amortization expense and stock-based compensation expense. Adjusted EBITDA is a key measure used by management to understand and evaluate our core operating performance and trends and to generate future operating plans, make strategic decisions regarding the allocation of capital and invest in initiatives that are focused on cultivating new markets for our solutions. In particular, the exclusion of certain expenses in calculating adjusted EBITDA facilitates comparisons of our operating performance on a period-to-period basis. Adjusted EBITDA is not a measure calculated in accordance with United States generally accepted accounting principles, or GAAP.

We believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. Nevertheless, use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are: (1) although depreciation and amortization are non-cash charges, the capitalized software that is amortized will need to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (2) adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (3) adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (4) adjusted EBITDA does not reflect tax payments or receipts that may represent a reduction or increase in cash available to us; and (5) other companies, including companies in our industry, may calculate adjusted EBITDA or similarly titled measures differently, which reduces the usefulness of the metric as a comparative measure. Because of these and other limitations, you should consider adjusted EBITDA alongside our other GAAP-based financial performance measures, net (loss) income and our other GAAP financial results. The following table presents a reconciliation of adjusted EBITDA to net (loss) income, the most directly comparable GAAP measure, for each of the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Net (loss) income	$(5,091)	$(889)	$(623)	$326	$(1,361)
Interest expense, net	342	292	348	68	105
Provision for (benefit from) income taxes	57	118	(89)	57	24
Depreciation and amortization expense	2,532	2,455	2,512	332	935
Stock-based compensation expense	2,296	176	376	88	146

Total net adjustments	$5,227	$3,041	$3,147	$545	$1,210

Adjusted EBITDA	$136	$2,152	$2,524	$871	$(151)

(3)	Adjusted gross margin represents gross profit plus amortization expenses related to acquisitions. Adjusted gross margin is a key measure used by management to understand and evaluate our core operating performance and trends and to generate future operating plans. The exclusion of amortization expenses related to acquisitions facilitates comparisons of our operating performance on a period-to-period basis. Adjusted gross margin is not a measure calculated in accordance with GAAP. We believe that adjusted gross margin provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. Nevertheless, our use of adjusted gross margin has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. You should consider adjusted gross margin alongside our other GAAP-based financial performance measures, gross profit and our other GAAP financial results. The following table presents a reconciliation of adjusted gross margin to gross profit, the most directly comparable GAAP measure, for each of the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Gross profit	$15,791	$21,341	$30,332	$6,448	$9,034
Amortization expense related to acquisitions	161	23	249	17	112

Adjusted gross margin	$15,952	$21,364	$30,581	$6,465	$9,146

(4)	Free cash flow represents net cash provided by operating activities minus capital expenditures and capitalized software development costs. Free cash flow is a key measure used by management to understand and evaluate our core operating performance and trends and to generate future operating plans. The exclusion of capital expenditures and amounts capitalized for internally developed software facilitates comparisons of our operating performance on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance. Free cash flow is not a measure calculated in accordance with GAAP. We believe that free cash flow provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. Nevertheless, our use of free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. You should consider free cash flow alongside our other GAAP-based financial performance measures, net cash provided by (used in) operating activities, and our other GAAP financial results. The following table presents a reconciliation of free cash flow to net cash for operating activities, the most directly comparable GAAP measure, for each of the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Net cash provided by operating activities	$668	$3,998	$7,716	$2,630	$3,321
Capital expenditures	257	688	2,155	526	297
Capitalized software development costs	1,278	762	1,677	357	910

Total net adjustments	$1,535	$1,450	$3,832	$883	$1,207

Free cash flow	$(867)	$2,548	$3,884	$1,747	$2,114

(5)	We define a customer as a contracting entity from which we are recognizing revenue, either directly or through a channel partner. We do not include customers of our wholly-owned subsidiary, Microtech, which generates an immaterial amount of our revenue in any given year. We believe that our number of customers is a key indicator of our market penetration, growth and future revenue. We report our number of customers solely on an annual basis.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business prospects would suffer.

We increased our number of full-time employees from 149 to 189 to 303 as of December 31, 2012, 2013 and 2014, respectively. In 2014, we made a significant investment in our sales organization, growing our headcount by 53%, and our revenue increased by $4.4 million for three months ended March 31, 2015 compared to the same period in 2014, due in part to the increase in our customer base.

However, our business may not continue to grow as quickly or at all in the future, which would adversely affect our revenue and business prospects. Our business growth depends on a number of factors including:

•	our ability to execute upon our business plan effectively;

•	our ability to accelerate our acquisition of new customers;

•	our ability to further sell to our existing customers new applications and features and to additional departments in their organizations;

•	our ability to develop new applications to target new markets and use cases;

•	our ability to expand our international footprint;

•	the growth of the market in which we operate;

•	our ability to maintain our technology leadership position; and

•	our ability to acquire complementary business, technologies and teams we need.

Further, our growth has placed, and will continue to place, a strain on our managerial, operational, financial and other resources, and our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth. To manage our growth successfully and handle the responsibilities of being a public company, we believe we must effectively, among other things:

•	increase our customer base and upsell and cross-sell additional and new applications to our existing customers;

•	invest in sales and marketing and expand our channel partner relationships;

•	develop new applications that target new markets and use cases;

•	expand our international operations; and

•	improve our platform and applications, financial and operational systems, procedures and controls.

We intend to continue our investment in sales and marketing, our platform and applications, research and development, and general and administrative functions and other areas to grow our business. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely affect our operating results.

If we are unable to manage our growth effectively in a manner that preserves the key aspects of our corporate culture, we may not be able to take advantage of market opportunities or develop new applications or upgrades to our existing applications and we may fail to satisfy customer requirements, maintain the quality and security of our applications, execute on our business plan or respond to competitive pressures, which could result in our financial results suffering and a decline in our stock price.

We have not been profitable on a consistent basis historically and may not achieve or maintain profitability in the future.

We have posted a net loss in each year since inception, including net losses of $5.1 million, $0.9 million, $0.6 million and $1.4 million in the years ended December 31, 2012, 2013 and 2014 and the three months ended March 31, 2015, respectively. As of March 31, 2015, we had an accumulated deficit of $68.9 million. While we have experienced significant revenue growth in recent periods and profitability solely in the quarter ended March 31, 2014, we are not certain whether or when we will obtain a high enough volume of sales of our applications to sustain or increase our growth or achieve or maintain profitability in the future. We also expect our costs to increase in future periods, which could negatively affect our future operating results if our revenue does not increase. In particular, we expect to continue to expend substantial financial and other resources on:

•	sales and marketing, including a significant expansion of our sales organization, both domestically and internationally;

•	research and development related to our platform and applications, including investments in our research and development team;

•	continued international expansion of our business; and

•	general administration expenses, including legal and accounting expenses related to being a public company.

These investments may not result in increased revenue or growth in our business. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial position and results of operations will be harmed, and we may not be able to achieve or maintain profitability over the long term. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If our revenue growth does not meet our expectations in future periods, our financial performance may be harmed, and we may not achieve or maintain profitability in the future.

To date, we have derived a substantial majority of our revenue from the sale of our Mass Notification application. If we are unable to renew or increase sales of this application, or if we are unable to increase sales of our other applications, our business and operating results could be adversely affected.

While we have recently introduced four new unified critical communications applications, one of which was introduced in the middle of 2014 and three of which were introduced in 2015, we have historically derived substantially all of our revenue from sales of our Mass Notification application and expect to continue to derive a substantial majority of our revenue from sales of this application in the near term. As a result, our operating results could suffer due to:

•	any decline in demand for our Mass Notification application;

•	pricing or other competitive pressures from competing products;

•	the introduction of applications and technologies that serve as a replacement or substitute for, or represent an improvement over, our Mass Notification application;

•	technological innovations or new standards that our Mass Notification application do not address; and

•	sensitivity to current or future prices offered by us or competing solutions.

Because of our reliance on our Mass Notification application, our inability to renew or increase sales of this application or a decline in prices of this application would harm our business and operating results more seriously than if we derived significant revenue from a variety of applications. Any factor adversely affecting sales of our historical or new applications, including release cycles, market acceptance, competition, performance and reliability, reputation and economic and market conditions, could adversely affect our business and operating results.

If we are unable to develop upgrades to our platform, develop new applications, sell our platform and applications into new markets or further penetrate our existing market, our revenue may not grow.

Our ability to increase sales will depend in large part on our ability to enhance and improve our platform and applications, introduce new applications in a timely manner, develop new use cases for our platform and further penetrate our existing market. The success of any enhancement to our platform or new applications depends on several factors, including the timely completion, introduction and market acceptance of enhanced or new applications, the ability to maintain and develop relationships with channel partners and communications carriers, the ability to attract, retain and effectively train sales and marketing personnel and the effectiveness of our marketing programs. Any new application that we develop or acquire may not be introduced in a timely or cost-effective manner, and may not achieve the broad market acceptance necessary to generate significant revenue. Any new markets into which we attempt to sell our applications, including new vertical markets and new countries or regions, may not be receptive. Our ability to further penetrate our existing markets depends on the quality of our platform and applications and our ability to design our platform and applications to meet consumer demand. Any failure to enhance or improve our platform and applications as well as introduce new applications may adversely affect our revenue growth and operating results.

If we are unable to attract new customers or sell additional applications to our existing customers, our revenue and revenue growth will be harmed.

A part of our growth strategy is to add new customers and sell additional applications to our existing customers. Our ability to maintain existing customers, sell them new applications and to add new customers will depend in significant part on our ability to anticipate industry evolution, practices and standards and to continue to introduce and enhance the applications we offer on a timely basis to keep pace with technological developments. However, we may prove unsuccessful in developing new applications and improving existing applications. In addition, the success of any new application depends on several factors, including the timely completion, introduction and market acceptance of the application. Any new applications we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implements new technologies before we are able to implement them or better anticipates market opportunities, those competitors may be able to provide more effective or cheaper products than ours. As a result, we may be unable to renew our agreements with existing customers, attract new customers or grow or maintain our business from existing customers, which could harm our revenue and growth.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform and applications.

To increase total customers and achieve broader market acceptance of our platform and applications, we will need to expand our sales and marketing organization, including the vertical and geographic distribution of our salesforce and our teams of account executives focused on new accounts, account managers responsible for renewal and growth of existing accounts, and business development representatives targeting new and growth business opportunity creation. We will continue to dedicate significant resources to our global sales and marketing organizations. The effectiveness of our sales and marketing teams has varied over time and may vary in the future, and depends in part on our ability to maintain and improve our platform and applications. All of these efforts will require us to invest significant financial and other resources and we are unlikely to see the benefits, if any, of these increases until future periods after incurring these expenses. Our business will be seriously harmed if our efforts do not generate a correspondingly significant increase in revenue. We may not achieve revenue growth from expanding our salesforce if we are unable to hire, develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective.

The nature of our business exposes us to inherent liability risks.

Our applications, including our Mass Notification, Incident Communications, IT Alerting, Secure Messaging, Community Engagement and IoT Communications applications, are designed to communicate life-saving or damage-mitigating information to the right people, on the right device, in the right location, at the right time during mission-critical business events or man-made or natural disasters. Due to the nature of such applications, we are potentially exposed to greater risks of liability for employee acts or omissions or system failures than may be inherent in other businesses. Although substantially all of our customer agreements contain provisions limiting our liability to our customers, we cannot assure you that these limitations will be enforced or the costs of any litigation related to actual or alleged omissions or failures would have a material adverse effect on us even if we prevail. Further, certain of our insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages or liability arising from gross negligence and we cannot assure you that we are adequately insured against the risks that we face.

Because we generally recognize revenue ratably over the term of our contract with a customer, downturns or upturns in sales will not be fully reflected in our operating results until future periods.

Our revenue is primarily generated from subscriptions to our unified critical communications applications. Our customers do not have the right to take possession of our software platform and applications. Revenue from subscriptions, including additional fees for items such as incremental usage is recognized ratably over the subscription period beginning on the date that the subscription is made available to the customer. Our agreements with our customers typically range from one to three years. As a result, much of the revenue that we report in each quarter is attributable to agreements entered into during previous quarters. Consequently, a decline in sales, customer renewals or market acceptance of our applications in any one quarter would not necessarily be fully reflected in the revenue in that quarter, and would negatively affect our revenue and profitability in future quarters. This ratable revenue recognition also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers generally is recognized over the applicable agreement term.

We operate in the emerging and evolving unified critical communications market, which may develop more slowly or differently than we expect. If the unified critical communications market does not grow as we expect, or if we cannot expand our platform and applications to meet the demands of this market, our revenue may decline, fail to grow or fail to grow at an accelerated rate, and we may incur operating losses.

The market for unified critical communications is in an early stage of development, and it is uncertain whether this market will develop, and even if it does develop, how rapidly or how consistently it will develop or whether our platform and applications will be accepted into the markets in which we operate and plan to operate. Our success will depend to a substantial extent on the widespread adoption of our platform and applications as an alternative to historical mass notification systems. Some organizations may be reluctant or unwilling to use our platform and applications for a number of reasons, including concerns about additional costs, uncertainty regarding the reliability and security of cloud-based offerings or lack of awareness of the benefits of our platform and applications. Many organizations have invested substantial personnel and financial resources to integrate traditional on-premise applications into their businesses, and therefore may be reluctant or unwilling to migrate to cloud-based applications. Our ability to expand sales of our platform and applications into new markets depends on several factors, including the awareness of our platform and applications; the timely completion, introduction and market acceptance of enhancements to our platform and applications or new applications that we may introduce; our ability to attract, retain and effectively train sales and marketing personnel; our ability to develop relationships with channel partners and communication carriers; the effectiveness of our marketing programs; the costs of our platform and applications; and the success of our competitors. If we are unsuccessful in developing and marketing our platform and applications into new markets, or if organizations do not perceive or value the benefits of our platform and applications, the market for our platform and applications might not continue to develop or might develop more slowly than we expect, either of which would harm our revenue and growth prospects.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Our estimates and forecasts relating to the size and expected growth of our addressable market may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all.

The markets in which we participate are competitive, and if we do not compete effectively, our operating results could be harmed.

The market for unified critical communications is highly fragmented, competitive and constantly evolving. With the introduction of new technologies and market entrants, we expect that the competitive environment in which we compete will remain intense going forward. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to provide a more comprehensive offering than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships. We compete on the basis of a number of factors, including:

•	application functionality, including local and multi-modal delivery in international markets;

•	breadth of offerings;

•	performance, security, scalability and reliability;

•	compliance with local regulations and multi-language support;

•	brand recognition, reputation and customer satisfaction;

•	ease of application implementation, use and maintenance; and

•	total cost of ownership.

We face competition from in-house solutions, large integrated systems vendors and established and emerging cloud and SaaS and other software providers. Our competitors vary in size and in the breadth and scope of the products and services offered. Many of our competitors and potential competitors have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets and greater resources than we do. While some of our competitors provide a platform with applications to support one or more use cases, many others provide point-solutions that address a single use case. Further, other potential competitors not currently offering competitive applications may expand their offerings to compete with our solutions. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards and customer requirements. An existing competitor or new entrant could introduce new technology that reduces demand for our solutions. In addition to application and technology competition, we face pricing competition. Some of our competitors offer their applications or services at a lower price, which has resulted in pricing pressures. Some of our larger competitors have the operating flexibility to bundle competing applications and services with other offerings, including offering them at a lower price as part of a larger sale. For all of these reasons, we may not be able to compete successfully and competition could result in reduced sales, reduced margins, losses or the failure of our applications to achieve or maintain market acceptance, any of which could harm our business.

We may not be able to scale our business quickly enough to meet our customers’ growing needs and if we are not able to grow efficiently, our operating results could be harmed.

As usage of our platform and applications grows, we will need to continue making significant investments to develop and implement new applications, technologies, security features and cloud-based infrastructure operations. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support and professional services, to serve our growing customer base, particularly as our customer demographics change over time. Any failure of, or delay in, these efforts could impair the performance of our platform and applications and reduce customer satisfaction. Even if we are able to upgrade our systems and expand our staff, any such expansion may be expensive and complex, requiring management’s time and attention. To the extent that we do not effectively scale our platform and operations to meet the growing needs of our customers, we may not be able to grow as quickly as we anticipate, our customers may reduce or cancel use of our applications and professional services, we may be unable to compete effectively and our business and operating results may be harmed.

Our quarterly results of operations may fluctuate, and if we fail to meet or exceed the expectations of investors or securities analysts, our stock price could decline.

Our quarterly revenue and results of operations have historically varied from period to period, and we expect that they will continue to do so as a result of a variety of factors, including many that are outside of our control. Our future revenue is difficult to predict. Our expense levels are relatively fixed in the short term and are based, in part, on our expectations as to future revenue. If revenue levels are below our expectations, we may incur higher losses and may never attain or maintain consistent profitability. Our operating results may be disproportionately affected by a reduction in revenue because a proportionately smaller amount of our expenses varies with our revenues. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including:

•	fluctuations in demand for our platform and applications;

•	changes in our business or pricing policies in response to competitive pricing actions or otherwise;

•	the timing and success of introductions of new applications or upgrades to our platform;

•	the impact of acquisition transaction-related amortization expenses and other certain expenses on our gross profit;

•	competition, including entry into the industry by new competitors and new offerings by existing competitors;

•	changes in the business or pricing policies of our competitors;

•	the amount and timing of expenditures, including those related to expanding our operations, increasing research and development, enhancing our platform, introducing new applications or growing our sales and marketing teams;

•	our ability to effectively manage growth within existing and new markets, both domestically and internationally;

•	changes in the payment terms for our applications;

•	our ability to successfully manage any future acquisitions of businesses or technologies;

•	the strength of regional, national and global economies; and

•	the impact of natural disasters or man-made problems such as cyber incidents and terrorism.

Due to the foregoing factors and the other risks discussed in this prospectus, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance nor should you consider our recent revenue growth or results in any single period to be indicative of our future performance.

Interruptions or delays in service from our third-party data center providers could impair our ability to make our platform and applications available to our customers, resulting in customer dissatisfaction, damage to our reputation, loss of customers, limited growth and reduction in revenue.

We currently serve part of our platform functions from third-party data center hosting facilities operated by Century Link and located in the Los Angeles, California and Denver, Colorado areas. In addition, we serve ancillary functions for our customers from third-party data center hosting facilities operated by Interoute located in the United Kingdom, Germany and the Netherlands, and by Elastichost in Toronto, Canada. We also rely on Amazon Web Services located in San Francisco, California to host certain of our platform functions and applications. Our operations depend, in part, on our third-party facility providers’ abilities to protect these facilities against damage or interruption from natural disasters, power or telecommunications failures, cyber incidents, criminal acts and similar events. In the event that any of our third-party facilities arrangements is terminated, or if there is a lapse of service or damage to a facility, we could experience interruptions in our platform as well as delays and additional expenses in arranging new facilities and services. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, cyber incidents or other performance problems with our solutions could harm our reputation.

Any damage to, or failure of, the systems of our third-party providers could result in interruptions to our platform. Despite precautions taken at our data centers, the occurrence of spikes in usage volume, natural disasters, cyber incidents, acts of terrorism, vandalism or sabotage, closure of a facility without adequate notice or other unanticipated problems could result in lengthy interruptions in the availability of our platform and applications. Problems faced by our third-party data center locations, with the telecommunications network providers with whom they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Because of the nature of the services that we provide to our customers during mission-critical business events or man-made or natural disasters, any such interruption may arise when our customers are most reliant on our applications, thereby compounding the impact of any interruption on our business. Interruptions in our services might reduce our revenue, cause us to issue refunds to customers and subject us to potential liability.

Further, our insurance policies may not adequately compensate us for any losses that we may incur in the event of damage or interruption. Although we benefit from liability protection under the Support Anti-Terrorism by Fostering Effective Technology Act of 2002, the occurrence of any of the foregoing could reduce our revenue, still subject us to liability, cause us to issue credits to customers or cause customers not to renew their subscriptions for our applications, any of which could materially adversely affect our business.

Failures or reduced accessibility of third-party software on which we rely could impair the availability of our platform and applications and adversely affect our business.

We license software from third parties for integration into our platform and applications, including open source software. These licenses might not continue to be available to us on acceptable terms, or at all. While we are not substantially dependent upon any third-party software, the loss of the right to use all or a significant portion of our third-party software required for the development, maintenance and delivery of our applications could result in delays in the provision of our applications until we develop or identify, obtain and integrate equivalent technology, which could harm our business.

Any errors or defects in the hardware or software we use could result in errors, interruptions, cyber incidents or a failure of our applications. Any significant interruption in the availability of all or a significant portion of such software could have an adverse impact on our business unless and until we can replace the functionality provided by these applications at a similar cost. Furthermore, this software may not be available on commercially reasonable terms, or at all. The loss of the right to use all or a significant portion of this software could limit access to our platform and applications. Additionally, we rely upon third parties’ abilities to enhance their current applications, develop new applications on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. We may be unable to effect changes to such third-party technologies, which may prevent us from rapidly responding to evolving customer requirements. We also may be unable to replace the functionality provided by the third-party software currently offered in conjunction with our applications in the event that such software becomes obsolete or incompatible with future versions of our platform and applications or is otherwise not adequately maintained or updated.

If we do not or cannot maintain the compatibility of our platform with third-party applications that our customers use in their businesses, our revenue will decline.

As a significant percentage of our customers choose to integrate our solutions with certain capabilities provided by third-party providers, the functionality and popularity of our solutions depend, in part, on our ability to integrate our platform and applications with certain third-party systems. Third-party providers may change the features of their technologies, restrict our access to their applications or alter the terms governing use of their applications in an adverse manner. Such changes could functionally limit or terminate our ability to use these third-party technologies in conjunction with our platform and applications, which could negatively impact our solutions and harm our business. If we fail to integrate our solutions with new third-party applications that our customers use, we may not be able to offer the functionality that our customers need, which would negatively impact our ability to generate revenue and adversely impact our business.

Changes in the mix of sizes or types of businesses or government agencies that purchase our platform and applications purchased or used by our customers could affect our operating results.

We have sold and will continue to sell to enterprises of all sizes, municipal and regional governmental agencies, non-profit organizations, educational institutions and healthcare organizations. Sales to larger organizations may entail longer sales cycles and more significant selling efforts. Selling to small businesses may involve greater credit risk and uncertainty. Changes in the sizes or types of businesses that purchase our applications could cause our operating results to be adversely affected.

If our, our customers’ or our third-party providers’ security measures are compromised or unauthorized access to the data of our customers or their employees, customers or constituents is otherwise obtained, our platform may be perceived as not being secure, our customers may be harmed and may curtail or cease their use of our applications, our reputation may be damaged and we may incur significant liabilities.

Our operations involve the storage and transmission of data of our customers and their employees, customers and constituents, including personally identifiable information such as contact information and physical location. Security incidents, whether as a result of third-party action, employee or customer error, technology impairment or failure, malfeasance or criminal activity, could result in unauthorized access to, or loss or unauthorized disclosure of, this information, litigation, indemnity obligations and other possible liabilities, as well as negative publicity, which could damage our reputation, impair our sales and harm our customers and our business. Cyber incidents and malicious internet-based activity continue to increase generally, and providers of cloud-based services have been targeted. If third parties with whom we work, such as vendors or developers, violate applicable laws or our security policies, such violations may also put our customers’ information at risk and could in turn have an adverse effect on our business. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and often are not detected until after an incident has occurred. As we increase our customer base and our brand becomes more widely known and recognized, third parties may increasingly seek to compromise our security controls or gain unauthorized access to our sensitive corporate information or customers’ data. Further, because of the nature of the services that we provide to our customers during mission-critical business events or man-made or natural disasters, we may be a unique target for attacks.

Many governments have enacted laws requiring companies to notify individuals of data security incidents or unauthorized transfers involving certain types of personal data. In addition, some of our customers contractually require notification of any data security incident. Accordingly, security incidents experienced by our competitors, by our customers or by us may lead to public disclosures, which may lead to widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could harm our reputation, erode customer confidence in the effectiveness of our security measures, negatively impact our ability to attract new customers, cause existing customers to elect not to renew their subscriptions or subject us to third-party lawsuits, regulatory fines or other action or liability, which could materially and adversely affect our business and operating results. Further, the costs of compliance with notification laws and contractual obligations may be significant and any requirement that we provide such notifications as a result of an actual or alleged compromise could have a material and adverse effect on our business.

While we maintain general liability insurance coverage and coverage for errors or omissions, we cannot assure you that such coverage would be adequate or would otherwise protect us from liabilities or damages with respect to claims alleging compromises of personal data or that such coverage will continue to be available on acceptable terms or at all.

If our applications fail to function in a manner that allows our customers to operate in compliance with regulations and/or industry standards, our revenue and operating results could be harmed.

Certain of our customers require applications that ensure secure communications given the nature of the content being distributed and associated applicable regulatory requirements. In particular, our healthcare customers rely on our applications to communicate in a manner that is designed to comply with the requirements of the Health Insurance Portability and Accountability Act of 1996, the 2009 Health Information Technology for Economic and Clinical Health Act, the Final Omnibus Rule of January 25, 2013, which are collectively referred to as HIPAA, and which impose privacy and data security standards that protect individually identifiable health information by limiting the uses and disclosures of individually identifiable health information and requiring that certain data security standards be implemented to protect this information. As a “business associate” to “covered entities” that are subject to HIPAA, we also have our own compliance obligations directly under HIPAA and pursuant to the business associate agreements that we are required to enter into with our customers that are HIPAA-covered entities.

Governments and industry organizations may also adopt new laws, regulations or requirements, or make changes to existing laws or regulations, that could impact the demand for, or value of, our applications. If we are unable to adapt our applications to changing legal and regulatory standards or other requirements in a timely manner, or if our applications fail to allow our customers to communicate in compliance with applicable laws and regulations, our customers may lose confidence in our applications and could switch to products offered by our competitors, or threaten or bring legal actions against us.

In addition, governmental and other customers may require our applications to comply with certain privacy, security or other certifications and standards. If our applications are late in achieving or fail to achieve or maintain compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, we may be disqualified from selling our applications to such customers, or may otherwise be at a competitive disadvantage, either of which would harm our business, results of operations and financial condition.

If we fail to offer high-quality customer support, our business and reputation may suffer.

We offer our customers implementation services and 24-7 support through our customer support centers as well as education, professional development and certification through Everbridge University as well as a range of consulting services. Consulting service offerings include onsite implementation packages, Certified Emergency Management professional operational reviews, dedicated client care representatives, custom web-based training, and development of client-specific communications materials to increase internal awareness of system value.

Providing this education, training and support requires that our personnel who manage our training resources or provide customer support have specific experience, knowledge and expertise, making it more difficult for us to hire qualified personnel and to scale up our support operations. The importance of high-quality customer support will increase as we expand our business and pursue new customers and larger organizations. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services or scale our services if our business grows. We also may be unable to modify the format of our support services or change our pricing to compete with changes in support services provided by our competitors. Increased customer demand for these services, without corresponding revenue, could increase our costs and harm our operating results. If we do not help our customers use applications within our platform and provide effective ongoing support, our ability to sell additional applications to, or to retain, existing customers may suffer and our reputation with existing or potential customers may be harmed.

Our strategy includes pursuing acquisitions, and our potential inability to successfully integrate newly-acquired technologies, assets or businesses may harm our financial results. Future acquisitions of technologies, assets or businesses, which are paid for partially or entirely through the issuance of stock or stock rights, could dilute the ownership of our existing stockholders.

We have acquired businesses and technology in the past. For example, we acquired Vocal Limited in March 2014, the assets of Nixle, LLC in December 2014 and technology from Tapestry Telemed LLC in December 2014. We believe that part of our continued growth will be driven by acquisitions of other companies or their technologies, assets, businesses and teams. Any acquisitions we complete will give rise to risks, including:

•	incurring higher than anticipated capital expenditures and operating expenses;

•	failing to assimilate the operations and personnel or failing to retain the key personnel of the acquired company or business;

•	failing to integrate the acquired technologies, or incurring significant expense to integrate acquired technologies, into our platform and applications;

•	disrupting our ongoing business;

•	diverting our management’s attention and other company resources;

•	failing to maintain uniform standards, controls and policies;

•	incurring significant accounting charges;

•	impairing relationships with our customers and employees;

•	finding that the acquired technology, asset or business does not further our business strategy, that we overpaid for the technology, asset or business or that we may be required to write off acquired assets or investments partially or entirely;

•	failing to realize the expected synergies of the transaction;

•	being exposed to unforeseen liabilities and contingencies that were not identified prior to acquiring the company; and

•	being unable to generate sufficient revenue and profits from acquisitions to offset the associated acquisition costs.

Fully integrating an acquired technology, asset or business into our operations may take a significant amount of time. We may not be successful in overcoming these risks or any other problems encountered with acquisitions. To the extent that we do not successfully avoid or overcome the risks or problems related to any such acquisitions, our results of operations and financial condition could be harmed. Acquisitions also could impact our financial position and capital requirements, or could cause fluctuations in our quarterly and annual results of operations. Acquisitions could include significant goodwill and intangible assets, which may result in future impairment charges that would reduce our stated earnings. We may incur significant costs in our efforts to engage in strategic transactions and these expenditures may not result in successful acquisitions.

We expect that the consideration we might pay for any future acquisitions of technologies, assets, businesses or teams could include stock, rights to purchase stock, cash or some combination of the foregoing. If we issue stock or rights to purchase stock in connection with future acquisitions, net income per share and then-existing holders of our common stock may experience dilution.

We rely on the performance of our senior management and highly skilled personnel, and if we are unable to attract, retain and motivate well-qualified employees, our business and results of operations could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of senior management and key personnel, including Jaime Ellertson, our President, Chief Executive Officer and Chairman of our board of directors, Kenneth S. Goldman, our Senior Vice President and Chief Financial Officer, and Imad Mouline, our Senior Vice President and Chief Technology Officer. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract them. In addition, the loss of any of our senior management or key personnel could interrupt our ability to execute our business plan, as such individuals may be difficult to replace. If we do not succeed in attracting well- qualified employees or retaining and motivating existing employees, our business and results of operations could be harmed.

Uncertain or weakened global economic conditions may adversely affect our industry, business and results of operations.

Our overall performance depends on domestic and worldwide economic conditions, which may remain challenging for the foreseeable future. Financial developments seemingly unrelated to us or to our industry may adversely affect us and our planned international expansion. The U.S. economy and other key international economies have been impacted by threatened sovereign defaults and ratings downgrades, falling demand for a variety of goods and services, restricted credit, threats to major multinational companies, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty. These conditions affect the rate of information technology spending and could adversely affect our customers’ ability or willingness to purchase our applications and services, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscriptions or affect renewal rates, any of which could adversely affect our operating results. We cannot predict the timing, strength or duration of the economic recovery or any subsequent economic slowdown worldwide, in the United States, or in our industry.

Any future litigation against us could be costly and time-consuming to defend.

We have in the past and may in the future become subject, from time to time, to legal proceedings and claims that arise in the ordinary course of business such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, overall financial condition and operating results. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our operating results and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the trading price of our stock.

Because our long-term growth strategy involves further expansion of our sales to customers outside the United States, our business will be susceptible to risks associated with international operations.

A component of our growth strategy involves the further expansion of our operations and customer base internationally. We opened our first international office in Beijing, China in April 2012 and subsequently opened an office in Windsor, United Kingdom in September 2012 as part of our geographic expansion. In March 2014, we acquired Vocal Limited, a mass notification company based in Colchester, United Kingdom. For the year ended December 31, 2014 and the three months ended March 31, 2015, approximately 14% and 16% of our revenue, respectively, was derived from customers located outside of the United States. We intend to further expand our local presence in regions such as Europe, the Middle East and Asia. Our current international operations and future initiatives will involve a variety of risks, including:

•	currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we chose to do so in the future;

•	economic or political instability in foreign markets;

•	greater difficulty in enforcing contracts, accounts receivable collection and longer collection periods;

•	more stringent regulations relating to technology, including with respect to privacy, data security and the unauthorized use of, access to, or deletion of commercial and personal information, particularly in the European Union;

•	difficulties in maintaining our company culture with a dispersed and distant workforce;

•	unexpected changes in regulatory requirements, taxes or trade laws;

•	differing labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•	challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

•	limited or insufficient intellectual property protection;

•	political instability or terrorist activities;

•	likelihood of potential or actual violations of domestic and international anticorruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, or of U.S. and international export control and sanctions regulations, which likelihood may increase with an increase of sales or operations in foreign jurisdictions and operations in certain industries; and

•	adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer. We continue to implement policies and procedures to facilitate our compliance with U.S. laws and regulations applicable to or arising from our international business. Inadequacies in our past or current compliance practices may increase the risk of inadvertent violations of such laws and regulations, which could lead to financial and other penalties that could damage our reputation and impose costs on us.

If we cannot maintain our company culture as we grow, our success and our business may be harmed.

We believe our culture has been a key contributor to our success to-date and that the critical nature of the solutions that we provide promotes a sense of greater purpose and fulfillment in our employees. We have invested in building a strong corporate culture and believe it is one of our most important and sustainable sources of competitive advantage. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our company culture. If we fail to maintain our company culture, our business may be adversely impacted.

We may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales, which could harm our business.

State, local and foreign jurisdictions have differing rules and regulations governing sales, use, value added and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. Further, these jurisdictions’ rules regarding tax nexus are complex and vary significantly. If one or more jurisdictions were to assert that we have failed to collect taxes for sales of applications that leverage our platform, we could face the possibility of tax assessments and audits. A successful assertion that we should be collecting additional sales, use, value added or other taxes in those jurisdictions where we have not historically done so and do not accrue for such taxes could result in substantial tax liabilities and related penalties for past sales or otherwise harm our business and operating results.

We face exposure to foreign currency exchange rate fluctuations.

As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates grows. While we have primarily transacted with customers and vendors in U.S. dollars historically, we expect to continue to expand the number of transactions with our customers that are denominated in foreign currencies in the future. Fluctuations in the value of the U.S. dollar and foreign currencies may make our subscriptions more expensive for international customers, which could harm our business. Additionally, we incur expenses for employee compensation and other operating expenses at our non-U.S. locations in the local currency for such locations. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in an increase to the U.S. dollar equivalent of such expenses. These fluctuations could cause our results of operations to differ from our expectations or the expectations of our investors. Additionally, such foreign currency exchange rate fluctuations could make it more difficult to detect underlying trends in our business and results of operations.

We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds to invest in future growth opportunities. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could seriously harm our business and operating results. If we incur debt, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Our sales cycle can be unpredictable, time-consuming and costly, which could harm our business and operating results.

Our sales process involves educating prospective customers and existing customers about the use, technical capabilities and benefits of our platform and applications. Prospective customers, especially larger organizations, often undertake a prolonged evaluation process, which typically involves not only our solutions, but also those of our competitors and lasts from four to nine months or longer. We may spend substantial time, effort and money on our sales and marketing efforts without any assurance that our efforts will produce any sales.

Events affecting our customers’ businesses may occur during the sales cycle that could affect the size or timing of a purchase, contributing to more unpredictability in our business and operating results. As a result of these factors, we may face greater costs, longer sales cycles and less predictability in the future.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2014, we had federal and state net operating loss carryforwards, or NOLs, of $32.2 million and $33.1 million, respectively, due to prior period losses, which expire in various years beginning in 2028 if not utilized. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. Additionally, state NOLs generated in one state cannot be used to offset income generated in another state. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as cyber incidents or terrorism.

Our business and operations are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events affecting us or third-party vendors we rely on, any of which could have a material adverse impact on our business, operating results and financial condition. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could cause disruptions in our or our customers’ businesses or the economy as a whole. Our servers and those of our third-party vendors may also be vulnerable to cyber incidents, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential customer data. We or our customers may not have sufficient protection or recovery plans in place, and our business interruption insurance may be insufficient to compensate us for losses that may occur. As we rely heavily on our servers, computer and communications systems, that of third parties and the Internet to conduct our business and provide high quality customer service, such disruptions could have an adverse effect on our business, operating results and financial condition.

Impairment of goodwill and other intangible assets would result in a decrease in our earnings.

Current accounting rules provide that goodwill and other intangible assets with indefinite useful lives may not be amortized but instead must be tested for impairment at least annually. These rules also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We have substantial goodwill and other intangible assets, and we would be required to record a significant charge to earnings in our consolidated financial statements during the period in which any impairment of our goodwill or intangible assets is determined. Any impairment charges or changes to the estimated amortization periods would result in a decrease in our earnings.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

Risks Related to Our Intellectual Property

If we fail to protect our intellectual property and proprietary rights adequately, our business could be harmed.

Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary technologies. To safeguard these rights, we rely on a combination of patent, trademark, copyright and trade secret laws and contractual protections in the United States and other jurisdictions, some of which afford only limited protection.

As of June 30, 2015, we had eight issued patents and five patent applications pending in the United States and one patent application pending under the European Patent Convention relating to our U.S. applications. We cannot assure you that any patents will issue from any patent applications, that patents that issue from such applications will give us the protection that we seek or that any such patents will not be challenged, invalidated, or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers. In addition, we have registered the “Everbridge” and “Nixle” names in the United States, and have registered the “Everbridge” name in the European Union. We have registrations and/or pending applications for additional marks in the United States; however, we cannot assure you that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights.

In order to protect our unpatented proprietary technologies and processes, we rely on trade secret laws and confidentiality agreements with our employees, consultants, vendors and others. Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Further, the contractual provisions that we enter into may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Effective trade secret protection may not be available in every country in which our services are available or where we have employees or independent contractors. The loss of trade secret protection could make it easier for third parties to compete with our solutions by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and employment laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

In addition, to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Failure to adequately enforce our intellectual property rights could also result in the impairment or loss of those rights. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Patent, copyright, trademark and trade secret laws offer us only limited protection and the laws of many of the countries in which we sell our services do not protect proprietary rights to the same extent as the United States and Europe. Accordingly, defense of our trademarks and proprietary technology may become an increasingly important issue as we continue to expand our operations and solution development into countries that provide a lower level of intellectual property protection than the United States or Europe. Policing unauthorized use of our intellectual property and technology is difficult and the steps we take may not prevent misappropriation of the intellectual property or technology on which we rely. For example, in the event of inadvertent or malicious disclosure of our proprietary technology, trade secret laws may no longer afford protection to our intellectual property rights in the areas not otherwise covered by patents or copyrights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

We may elect to initiate litigation in the future to enforce or protect our proprietary rights or to determine the validity and scope of the rights of others. That litigation may not be ultimately successful and could result in substantial costs to us, the reduction or loss in intellectual property protection for our technology, the diversion of our management’s attention and harm to our reputation, any of which could materially and adversely affect our business and results of operations.

Our failure or inability to adequately protect our intellectual property and proprietary rights could harm our business, financial condition and results of operations.

An assertion by a third party that we are infringing its intellectual property could subject us to costly and time-consuming litigation or expensive licenses that could harm our business and results of operations.

Patent and other intellectual property disputes are common in our industry and we have been involved in such disputes from time to time in the ordinary course of our business. Some companies, including some of our competitors, own large numbers of patents, copyrights and trademarks, which they may use to assert claims against us. Third parties may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against us. They may also assert such claims against our customers whom we typically indemnify against claims that our solution infringes, misappropriates or otherwise violates the intellectual property rights of third parties. As the numbers of products and competitors in our market increase and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business.

As we seek to extend our platform and applications, we could be constrained by the intellectual property rights of others and it may also be more likely that competitors or other third parties will claim that our solutions infringe their proprietary rights. We might not prevail in any intellectual property infringement litigation given the complex technical issues and inherent uncertainties in such litigation. Defending such claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause development delays or require us to enter into royalty or licensing agreements. In addition, we currently have a limited portfolio of issued patents compared to our larger competitors, and therefore may not be able to effectively utilize our intellectual property portfolio to assert defenses or counterclaims in response to patent infringement claims or litigation brought against us by third parties. Further, litigation may involve patent holding companies or other adverse patent owners who have no relevant applications or revenue and against which our potential patents provide no deterrence, and many other potential litigants have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. If our platform or any of our applications exceed the scope of in-bound licenses or violate any third-party proprietary rights, we could be required to withdraw those applications from the market, re-develop those applications or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to re-develop our platform and our applications, obtain licenses from third parties on favorable terms or license a substitute technology might not be successful and, in any case, might substantially increase our costs and harm our business, financial condition and results of operations. If we were compelled to withdraw any of our applications from the market, our business, financial condition and results of operations could be harmed.

We have indemnity obligations to our customers and certain of our channel partners for certain expenses and liabilities resulting from intellectual property infringement claims regarding our platform and our applications, which could force us to incur substantial costs.

We have indemnity obligations to our customers and certain of our channel partners for intellectual property infringement claims regarding our platform and our applications. As a result, in the case of infringement claims against these customers and channel partners, we could be required to indemnify them for losses resulting from such claims or to refund amounts they have paid to us. We also expect that some of our channel partners with whom we do not have express contractual obligations to indemnify for intellectual property infringement claims may seek indemnification from us in connection with infringement claims brought against them. We may elect to indemnify these channel partners where we have no contractual obligation to indemnify them and we will evaluate each such request on a case-by-case basis. If a channel partner elects to invest resources in enforcing a claim for indemnification against us, we could incur significant costs disputing it. If we do not succeed in disputing it, we could face substantial liability.

We may be subject to damages resulting from claims that our employees or contractors have wrongfully used or disclosed alleged trade secrets of their former employers or other parties.

We have in the past and may in the future be subject to claims that employees or contractors, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of our competitors or other parties. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our solutions, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of these parties. In addition, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to develop, market and support potential solutions or enhancements, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management.

The use of open source software in our platform and applications may expose us to additional risks and harm our intellectual property.

Our platform and some of our applications use or incorporate software that is subject to one or more open source licenses and we may incorporate open source software in the future. Open source software is typically freely accessible, usable and modifiable; however, certain open source software licenses require a user who intends to distribute the open source software as a component of the user’s software to disclose publicly part or all of the source code to the user’s software. In addition, certain open source software licenses require the user of such software to make any modifications or derivative works of the open source code available to others on potentially unfavorable terms or at no cost. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code.

The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and accordingly there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our platform and applications. In that event, we could be required to seek licenses from third parties in order to continue offering our platform and applications, to re-develop our platform and applications, to discontinue sales of our platform and applications or to release our proprietary software code in source code form under the terms of an open source license, any of which could harm our business. Further, given the nature of open source software, it may be more likely that third parties might assert copyright and other intellectual property infringement claims against us based on our use of these open source software programs. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our applications.

Although we are not aware of any use of open source software in our platform and applications that would require us to disclose all or a portion of the source code underlying our core applications, it is possible that such use may have inadvertently occurred in deploying our platform and applications, or that persons or entities may claim such disclosure to be required. Disclosing our proprietary source code could allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for us. Disclosing the source code of our proprietary software could also make it easier for cyber attackers and other third parties to discover vulnerabilities in or to defeat the protections of our products, which could result in our products failing to provide our customers with the security they expect. Any of these events could have a material adverse effect on our business, operating results and financial condition. Additionally, if a third-party software provider has incorporated certain types of open source software into software we license from such third party for our platform and applications without our knowledge, we could, under certain circumstances, be required to disclose the source code to our platform and applications. This could harm our intellectual property position and our business, results of operations and financial condition.

Risks Related to Government Regulation

Failure to comply with governmental laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governments. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, injunctions or other collateral consequences. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, reputation, results of operations and financial condition.

A portion of our revenue is generated by subscriptions sold to governmental entities and heavily regulated organizations, which are subject to a number of challenges and risks.

A portion of our revenue is generated by subscriptions sold to government entities. Additionally, many of our current and prospective customers, such as those in the financial services, and healthcare and life sciences industries, are highly regulated and may be required to comply with more stringent regulations in connection with subscribing to and implementing our applications. Selling subscriptions to these entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will successfully complete a sale.

Furthermore, engaging in sales activities to foreign governments introduces additional compliance risks specific to the Foreign Corrupt Practices Act, the U.K. Bribery Act and other similar statutory requirements prohibiting bribery and corruption in the jurisdictions in which we operate. Governmental and highly regulated entities often require contract terms that differ from our standard arrangements. For example, the federal government provides grants to certain state and local governments for our applications and if such governmental entities do not continue to receive these grants, they have the ability to terminate their contracts without penalty. Governmental and highly regulated entities impose compliance requirements that are complicated, require preferential pricing or “most favored nation” terms and conditions, or are otherwise time consuming and expensive to satisfy. If we undertake to meet special standards or requirements and do not meet them, we could be subject to increased liability from our customers or regulators. Even if we do meet these special standards or requirements, the additional costs associated with providing our applications to government and highly regulated customers could harm our margins. Moreover, changes in the underlying regulatory conditions that affect these types of customers could harm our ability to efficiently provide our applications to them and to grow or maintain our customer base.

Governmental demand and payment for our applications may also be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our solutions.

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could harm our business. Compliance with such laws could also impair our efforts to maintain and expand our customer base, and thereby decrease our revenue.

Our handling and storage of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the U.S. Federal Trade Commission, or FTC, and various state, local and foreign agencies. We collect personally identifiable information and other data directly from our customers and through our channel partners. We also process or otherwise handle personally identifiable information about our customers’ employees, customers and constituents in certain circumstances. We use this information to provide applications to our customers, to support, expand and improve our business. We may also share customers’ personally identifiable information with third parties as described in our privacy policy and/or as otherwise authorized by our customers.

The U.S. federal and various state and foreign governments have adopted or proposed legislation that regulates the collection, distribution, use and storage of personal information of individuals and that mandates security requirements with respect to certain personally identifiable information. In the United States, the FTC and numerous state attorneys general are imposing standards for the online collection, distribution, use and storage of data by applying federal and state consumer protection laws. The lack of a clear and universal standard for protecting such information means, however, that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices. Any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of sensitive corporate information, personally identifiable information or other customer data may result in governmental enforcement actions, litigation, fines and penalties and/or adverse publicity, and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.

Some proposed laws or regulations concerning privacy, data protection and information security are in their early stages, and we cannot yet determine how these laws and regulations may be interpreted nor can we determine the impact these proposed laws and regulations, may have on our business. Such proposed laws and regulations may require companies to implement privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use personal information for certain purposes. In addition, a foreign government could require that any personal information collected in a country not be disseminated outside of that country, and we may not be currently equipped to comply with such a requirement. Our failure to comply with federal, state and international data privacy laws and regulators could harm our ability to successfully operate our business and pursue our business goals.

In addition, several foreign countries and governmental bodies, including the European Union and Canada, have regulations governing the collection and use of personal information obtained from their residents, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personal information that identifies or may be used to identify an individual, such as names, email addresses and in some jurisdictions, Internet Protocol, or IP, addresses. Such regulations and laws may be modified and new laws may be enacted in the future. Within the European Union, legislators are currently considering a revision to the 1995 European Union Data Protection Directive that would include more stringent operational requirements for processors and controllers of personal information and that would impose significant penalties for non-compliance. If our privacy or data security measures fail to comply with current or future laws and regulations, we may be subject to litigation, regulatory investigations, fines or other liabilities, as well as negative publicity and a potential loss of business. Moreover, if future laws and regulations limit our customers’ ability to use and share personal information or our ability to store, process and share personal information, demand for our applications could decrease, our costs could increase, and our business, results of operations and financial condition could be harmed.

New interpretations of existing laws, regulations or standards could require us to incur additional compliance costs and could restrict our business operations, and any failure by us to comply with applicable requirements may result in governmental enforcement actions, litigation, fines and penalties or adverse publicity, which could have an adverse effect on our reputation and business.

Potential regulatory requirements placed on our applications and content could impose increased costs on us, delay or prevent our introduction of new applications, and impair the function or value of our existing applications.

Certain of our existing applications, such as HipaaChat, our texting and telemedicine application that is designed to comply with HIPAA, are and are likely to continue to be subject to increasing regulatory requirements in a number of ways and as we continue to introduce new applications, we may be subject to additional regulatory requirements and other risks that could be costly and difficult to comply with or that could harm our business. In addition, we market our applications and professional services in certain countries outside of the United States and plan to expand our local presence in regions such as Europe, the Middle East and Asia. If additional legal and/or regulatory requirements are implemented in the foreign countries in which we provide our services, the cost of developing or selling our applications may increase. As these requirements proliferate and as existing legal requirements become subject to new interpretations, we must change or adapt our applications and professional services to comply. Changing regulatory requirements might render certain of our applications obsolete or might block us from accomplishing our work or from developing new applications. This might in turn impose additional costs upon us to comply or to further develop our applications. It might also make introduction of new applications or service types more costly or more time-consuming than we currently anticipate. It might even prevent introduction by us of new applications or cause the continuation of our existing applications or professional services to become unprofitable or impossible.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may be volatile and you may lose some or all of your investment.

The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representative of the underwriters and may not be indicative of the market price of our common stock following this offering. The market price of our common stock may be highly volatile and may fluctuate substantially as a result of a variety of factors, some of which are related in complex ways, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	variance in our financial performance from expectations of securities analysts;

•	changes in the prices of our applications;

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our platform and applications;

•	announcements by us or our competitors of significant business developments, acquisitions or new applications;

•	our involvement in any litigation;

•	our sale of our common stock or other securities in the future;

•	changes in senior management or key personnel;

•	trading volume of our common stock;

•	changes in the anticipated future size and growth rate of our market; and

•	general economic, regulatory and market conditions.

Recently, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of our common stock. If the market price of our common stock after this offering does not exceed the initial public offering price, you may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management’s attention.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this initial public offering, there has been no public market for our common stock. An active trading market may not develop or be sustained following the completion of this offering. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value or the trading price of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

As a result of becoming a public company, we will be obligated to develop and maintain a system of effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may harm investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report we file with the U.S. Securities and Exchange Commission, or SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. However, our auditors will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an “emerging growth company” as defined in the JOBS Act if we take advantage of the exemptions available to us through the JOBS Act.

We are in the very early stages of the costly and challenging process of compiling the system and process documentation necessary to perform the evaluation needed to comply with Section 404. In this regard, we will need to continue to dedicate internal resources, engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. As we transition to the requirements of reporting as a public company, we may need to add additional finance staff. We may not be able to remediate any future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls when they are required to issue such opinion, investors could lose confidence in the accuracy and completeness of our financial reports, which could harm our stock price.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts and we will have no control over any analysts that may choose to cover us. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event that we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ Stock Market and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

We do not anticipate paying any cash dividends in the foreseeable future, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, our ability to pay cash dividends is currently prohibited by the terms of our existing credit agreement and may be prohibited by future credit agreements. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Our executive officers, directors and principal stockholders own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Following this offering, our directors, executive officers and holders of more than 5% of our common stock, all of whom are represented on our board of directors, together with their affiliates will beneficially own     % of the voting power of our outstanding capital stock. As a result, these stockholders will, immediately following this offering, be able to determine the outcome of matters submitted to our stockholders for approval. This ownership could affect the value of your shares of common stock by, for example, these stockholders electing to delay, defer or prevent a change in corporate control, merger, consolidation, takeover or other business combination. This concentration of ownership may also adversely affect the market price of our common stock.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

A portion of the net proceeds from this offering may be used for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary businesses, applications, services or technologies. However, we do not have any agreements or commitments for any acquisitions at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be invested with a view towards long-term benefits for our stockholders and this may not increase our operating results or market value. The failure by our management to apply these funds effectively may adversely affect the return on your investment.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change in control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•	authorize our board of directors to issue preferred stock, without further stockholder action and with voting liquidation, dividend and other rights superior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent, and limit the ability of our stockholders to call special meetings;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for director nominees;

•	establish that our board of directors is divided into three classes, with directors in each class serving three-year staggered terms;

•	require the approval of holders of two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action by written consent or call a special meeting;

•	prohibit cumulative voting in the election of directors; and

•	provide that vacancies on our board of directors may be filled only by the vote of a majority of directors then in office, even though less than a quorum.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your common stock in an acquisition.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated certificate of incorporation, as will be in effect upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (4) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provision. The forum selection clause in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Future sales of our common stock in the public market could cause our share price to decline.

After this offering, there will be             shares of our common stock outstanding. Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Of our issued and outstanding shares of our common stock, all of the shares sold in this offering will be freely transferrable without restrictions or further registration under the Securities Act, except for any shares acquired by our affiliates, as defined in Rule 144 under the Securities Act. The remaining             shares outstanding after this offering will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for 180 days after the date of this prospectus.

Additionally, following the completion of this offering, stockholders holding approximately     % of our common stock outstanding, will, after the expiration of the lock-up periods specified above, have the right, subject to various conditions and limitations, to include their shares of our common stock in registration statements relating to our securities. If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act. Shares of common stock sold under such registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of common stock are sold in the public market, such sales could reduce the trading price of our common stock. See “Description of Capital Stock—Registration Rights” and “Shares Eligible for Future Sale—Lock-Up Agreements” for a more detailed description of these registration rights and the lock-up period.

We intend to file a registration statement on Form S-8 under the Securities Act to register the total number of shares of our common stock that may be issued under our equity incentive plans. See “Shares Eligible for Future

Sale—Form S-8 Registration Statements” for a more detailed description of the shares of common stock that will be available for future sale upon the registration and issuance of such shares, subject to any applicable vesting or lock-up period or other restrictions provided under the terms of the applicable plan and/or the option agreements entered into with the option holders. In addition, in the future we may issue common stock or other securities if we need to raise additional capital. The number of new shares of our common stock issued in connection with raising additional capital could constitute a material portion of the then outstanding shares of our common stock.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock, as of March 31, 2015, immediately after this offering. Therefore, if you purchase shares of our common stock in this offering, you will suffer immediate dilution of $         per share, in net tangible book value after giving effect to the sale of common stock in this offering at an assumed public offering price of $         per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. We have also issued options to acquire common stock at prices below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors who purchase shares in this offering. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. See “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” or “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

•	our ability to continue to add new customers, maintain existing customers and sell new applications to new and existing customers;

•	the effects of increased competition as well as innovations by new and existing competitors in our market;

•	our ability to adapt to technological change and effectively enhance, innovate and scale our applications;

•	our ability to effectively manage or sustain our growth and to achieve profitability on an annual and consistent basis;

•	potential acquisitions and integration of complementary business and technologies;

•	our expected use of proceeds;

•	our ability to maintain, or strengthen awareness of, our brand;

•	perceived or actual integrity, reliability, quality or compatibility problems with our applications, including related to unscheduled downtime or outages;

•	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and stock performance;

•	our ability to attract and retain qualified employees and key personnel and further expand our overall headcount;

•	our ability to grow both domestically and internationally;

•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

•	our ability to maintain, protect and enhance our intellectual property;

•	costs associated with defending intellectual property infringement and other claims; and

•	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements.

As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, or the Securities Act, do not protect any forward-looking statements that we make in connection with this offering. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size is based on information from various sources, including independent industry publications by Gartner, Inc. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and in our experience to date in, the markets for our applications. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although neither we nor the underwriters have independently verified the accuracy or completeness of any third-party information, we believe the market position, market opportunity and market size information included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of             shares of our common stock in this offering will be approximately $         million, based upon an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with those sales.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease the net proceeds to us from this offering by approximately $         million, at the assumed initial public offering price, and after deducting underwriting discounts and commissions payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock and facilitate our future access to the capital markets. Although we have not yet determined with certainty the manner in which we will allocate the net proceeds of this offering, we expect to use the net proceeds from this offering for working capital and other general corporate purposes, including investments in sales and marketing in the United States and internationally and in research and development. We may use a portion of the net proceeds to pay all or a portion of the outstanding principal and interest under our loan agreement with Bridge Bank, N.A. We may also use a portion of the proceeds from this offering for acquisitions or strategic investments in complementary businesses or technologies, although we do not currently have any plans for any such acquisitions or investments. We have not allocated specific amounts of net proceeds for any of these purposes.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business and, therefore, we do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements, and other factors that our board of directors may deem relevant. We are subject to several covenants under our debt arrangements that place restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and our capitalization as of March 31, 2015:

•	on an actual basis;

•	on a pro forma basis as adjusted to reflect (1) the conversion of all outstanding shares of our class A common stock and preferred stock into an aggregate of 54,735,950 shares of common stock immediately prior to the closing of this offering and (2) the filing of our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering; and

•	on a pro forma as adjusted basis to reflect (1) the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (2) repayment of principal and interest under our loan agreement.

You should read this table together with “Selected Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2015
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
	(unaudited)
Cash	$6,002	$6,002	$

Debt and capital lease obligations	7,912	7,912
Stockholders’ (deficit) equity:
Series A and A-1 convertible preferred stock, $0.001 par value per share; 50,000,000 shares authorized, 48,041,096 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	48	—		—
Class A common stock, $0.001 par value per share; 8,841,040 shares authorized, 6,694,854 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	7	—		—
Preferred stock, $0.001 par value per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, $0.001 par value per share; 125,000,000 shares authorized, 63,719,044 shares issued and outstanding, actual; shares authorized, 118,454,994 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	64	119
Additional paid-in capital	60,770	60,770
Accumulated deficit	(68,869)	(68,869)
Accumulated other comprehensive (loss) income	78	78

Total stockholders’ (deficit) equity	(7,902)	(7,902)

Total capitalization	$10	$10	$

(1)

The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price

of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease pro forma as adjusted cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $         million, at the assumed initial public offering price, and after deducting underwriting discounts and commissions payable by us.

The number of shares of our common stock shown as issued and outstanding on a pro forma as adjusted basis in the table above is based on 118,454,994 shares of common stock outstanding as of March 31, 2015, and excludes:

•	4,632,031 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2015, at a weighted-average exercise price of $0.59 per share;

•	692,042 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2015, at an exercise price of $0.4335 per share, which warrants, prior to the completion of this offering, are exercisable to purchase shares of our Series A-1 preferred stock;

•	shares of our common stock reserved for future issuance pursuant to our 2015 Equity Incentive Plan, which will become effective prior to the completion of this offering and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year; and

•	shares of common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, which will become effective prior to the completion of this offering and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering.

Our historical net tangible book value as of March 31, 2015 was $(21.1) million, or $(0.33) per share of common stock. Our historical net tangible book value per share represents our total tangible assets less our total liabilities and preferred stock (which is not included within stockholders’ (deficit) equity), divided by the number of shares of common stock outstanding as of March 31, 2015.

Our pro forma net tangible book value as of March 31, 2015 was $(21.1) million, or $(0.18) per share of common stock. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2015, after giving effect to the conversion of all of our outstanding shares of our class A common stock and preferred stock into an aggregate of 54,735,950 shares of common stock immediately prior to the closing of this offering.

Our pro forma as adjusted net tangible book value represents our pro forma net tangible book value, plus the effect of (1) the sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (2) repayment of principal and interest under our loan agreement. Our pro forma as adjusted net tangible book value as of March 31, 2015 was $         million, or $         per share of common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors participating in this offering. We determine dilution per share to investors participating in this offering by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by investors participating in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2015	$(0.33)
Increase per share attributable to the pro forma transactions described above
Pro forma net tangible book value per share as of March 31, 2015
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares from us in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value per share by $         per share and the dilution per share to investors participating in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us and after repayment of principal and interest under our loan agreement. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share by $         and decrease the dilution per share to investors participating in this offering by $        , at the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions payable by us and after repayment of principal and interest under our loan agreement. A 1,000,000 share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $         and increase the dilution per share to new investors participating in this offering by $        , at the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions payable by us and after repayment of principal and interest under our line of credit. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to public and other terms of this offering determined at pricing.

The following table summarizes as of March 31, 2015, on the pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by our existing stockholders and (2) to be paid by investors purchasing our common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Weighted- Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%		$

The foregoing table does not reflect the sales by existing stockholders in connection with sales made by them in this offering. Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to              shares, or     % of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to              shares, or     % of the total number of shares of our common stock outstanding after this offering.

The foregoing table and calculations above are based on 118,454,994 shares of common stock outstanding as of March 31, 2015, and exclude:

•	4,632,031 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2015, at a weighted-average exercise price of $0.59 per share;

•	692,042 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2015, at an exercise price of $0.4335 per share, which warrants, prior to the completion of this offering, are exercisable to purchase shares of our Series A-1 preferred stock;

•	shares of our common stock reserved for future issuance pursuant to our 2015 Equity Incentive Plan, which will become effective prior to the completion of this offering and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year; and

•	shares of common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, which will become effective prior to the completion of this offering and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year.

To the extent that options or warrants are exercised, new options or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated balance sheet data as of December 31, 2012 from our audited consolidated financial statements not included in this prospectus. We derived the selected consolidated statements of operations data for the three months ended March 31, 2014 and 2015 and the selected consolidated balance sheet data as of March 31, 2015 from our unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited financial statements on the same basis as the audited financial statements, and the unaudited financial data include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results are not necessarily indicative of the results to be expected in the future and our operating results for three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2015.

When you read this selected consolidated financial data, it is important that you read it together with the historical consolidated financial statements and related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,

	2012	2013	2014	2014	2015
	(in thousands, except share and per share data)
				(unaudited)
Consolidated Statements of Operations Data:
Revenue	$23,361	$30,040	$42,421	$8,798	$13,160
Cost of revenue:(1)	7,570	8,699	12,089	2,350	4,126

Gross profit	15,791	21,341	30,332	6,448	9,034

Operating expenses: (1)
Sales and marketing	7,998	11,695	15,818	3,167	5,512
Research and development	5,057	5,697	7,365	1,464	2,687
General and administrative	7,371	4,352	7,435	1,352	2,041

Total operating expense	20,426	21,744	30,618	5,983	10,240

Operating (loss) income	(4,635)	(403)	(286)	465	(1,206)
Other expense, net	399	368	426	82	131

(Loss) income before (provision for) benefit from income taxes	(5,034)	(771)	(712)	383	(1,337)
(Provision for) benefit from income taxes	(57)	(118)	89	(57)	(24)

Net (loss) income	$(5,091)	$(889)	$(623)	$326	$(1,361)

Net (loss) income attributable to common stockholders	$(5,091)	$(889)	$(623)	$326	$(1,361)

Net (loss) income per share attributable to common stockholders:(2)
Basic	$(0.09)	$(0.01)	$(0.01)	$0.00	$(0.02)

Diluted	$(0.09)	$(0.01)	$(0.01)	$0.00	$(0.02)

Weighted-average common shares outstanding:(2)
Basic	54,970,356	63,454,752	67,758,443	65,859,582	70,440,854
Diluted	54,970,356	63,454,752	67,758,443	65,859,582	70,440,854
Pro forma net (loss) income per share attributable to common stockholders, basic and diluted (unaudited):(3)			$(0.01)		$(0.01)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited):(3)			115,799,539		118,481,950

(1)	Includes stock-based compensation expense and depreciation and amortization expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015

	(in thousands)
				(unaudited)
Stock-based compensation expense:
Cost of revenue	$3	$48	$82	$17	$25
Sales and marketing	10	82	120	36	35
Research and development	424	28	147	28	77
General and administrative	1,859	18	27	7	9

Total stock-based compensation expense	$2,296	$176	$376	$88	$146

Depreciation and amortization expense:
Cost of revenue	$2,470	$2,344	$1,538	$256	$566
Sales and marketing	—	—	—	—	—
Research and development	—	—	—	—	—
General and administrative	62	111	974	76	369

Total depreciation and amortization expense	$2,532	$2,455	$2,512	$332	$935

(2)	See notes (2) and (13) to our consolidated financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted net (loss) income per share attributable to common stockholders.

(3)	Pro forma basic and diluted net (loss) income per share represents net (loss) income divided by the pro forma weighted-average shares of common stock outstanding. Pro forma weighted-average shares outstanding reflects the conversion of all outstanding shares of our class A common stock and preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the first day of the relevant period.

.	As of December 31,		As of March 31, 2015
	2013	2014
	(in thousands)
			(unaudited)
Consolidated Balance Sheet Data:
Cash	$3,040	$4,412	$6,002
Accounts receivable, net	8,571	11,252	9,795
Total assets	18,101	40,066	42,113
Total deferred revenue	20,614	28,844	31,138
Total debt	3,366	6,863	7,777
Total liabilities	30,189	45,393	50,015
Convertible preferred stock	48	48	48
Class A common stock	7	7	7
Common stock	58	64	64
Accumulated deficit	(66,885)	(67,508)	(68,869)
Total stockholders’ deficit	(12,088)	(5,327)	(7,902)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a leading global provider of SaaS-based unified critical communications solutions. During mission-critical business events or man-made or natural disasters, our platform enables our customers to quickly and reliably deliver the right message and reach the right people, on the right device, in the right location, at the right time. Our platform delivers intelligent, contextual messages to hundreds or millions of recipients. Utilizing sophisticated communications technologies, we have the ability to deliver and verify messages in near real-time to more than 100 different communication devices, in over 200 countries and territories, in multiple languages – all simultaneously. Our enterprise applications, which include Mass Notification, Incident Communications, IT Alerting, Secure Messaging, Community Engagement and IoT Communications, are easy-to-use and deploy, secure, scalable and reliable, and automate numerous critical communications processes. We believe that our position as a large unified critical communications company, providing a broad suite of integrated, enterprise communications applications via a single global platform is a significant competitive advantage.

Our customer base has grown from 878 customers at the end of 2011 to more than 2,900 customers as of June 30, 2015. As of June 30, 2015, our customers were based in 19 countries and included more than 100 organizations in the Fortune 1000. We provide our applications to customers of varying sizes, including enterprises, small businesses, non-profit organizations, educational institutions and governmental agencies. Our customers span a wide variety of industries including technology, energy, financial services, healthcare and life sciences, manufacturing, media and entertainment, retail, higher education and professional services.

We sell all of our unified critical communications applications on a subscription basis. We generally enter into contracts that range from one to three years in length, with an average contract duration of 2.6 years as of June 30, 2015, and generally bill and collect payment annually in advance. We derive most of our revenue from subscriptions to applications. Our subscription revenue represented 96%, 96% and 97% of our total revenue in 2012, 2013 and 2014, respectively. Our pricing model is based on the number of applications subscribed to and, per application, the number of people, locations and things connected to our platform as well as the volume of communications. We also offer premium services including data feeds for social media, threat intelligence and weather. We generate additional revenue by expanding the number of applications that our customers subscribe to and the number of contacts and devices connected to our platform.

We generated revenue of $23.4 million, $30.0 million and $42.4 million in 2012, 2013 and 2014, respectively representing year-over-year increases of 29% in 2013 and 41% in 2014. We generated revenue of $8.8 million and $13.2 million for the three months ended March 31, 2014 and 2015, respectively, representing a period-over-period increase of 50%. We had net losses of $5.1 million, $0.9 million and $0.6 million in 2012, 2013 and 2014, respectively. We had net income of $0.3 million and a net loss of $1.4 million for the three months ended March 31, 2014 and 2015, respectively. Our adjusted EBITDA, which is a measure that is not calculated and presented in accordance with generally accepted accounting principles in the United States, or GAAP, increased from $0.1 million to $2.5 million from 2012 to 2014 and was $0.9 million and $(0.2) million for the three months ended March 31, 2014 and 2015, respectively. See note 2 to the table contained in “Summary Consolidated Financial and Other Data—Key Metrics” for a reconciliation of adjusted EBITDA to net (loss) income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

As of December 31, 2014 and March 31, 2015, 36% and 34% of our customers, respectively, were located outside of the United States and these customers generated 14% and 16% of our total revenue for 2014 and the three months ended March 31, 2015, respectively. We opened our first international office in Windsor, England in September 2012 as part of our geographic expansion and, in March 2014, we acquired Vocal Limited, or Vocal, a mass notification company based in Colchester, England. We plan to further grow our international business and expand to other geographies.

Recent Acquisitions

We have in the past pursued and plan to selectively pursue in the future acquisitions of complementary businesses, technologies and teams that allow us to add new features and functionalities to our platform and accelerate the pace at which we can bring new applications and features to market.

In March 2014, we acquired Vocal for cash consideration of $2.0 million, notes payable of $4.3 million and 2,252,451 shares of our common stock. Vocal is a United Kingdom-based provider of emergency notification services that help enterprises and governmental entities communicate, plan and manage their responses to any business-affecting situation or day-to-day communication requirement.

In December 2014, we acquired technology through an acquisition from Tapestry Telemed LLC, or Telemed, for cash consideration of $1.4 million, notes payable of $1.4 million and 693,140 shares of our common stock. The technology, which we refer to as HipaaChat, was acquired in order for us to develop an application that provides secure messaging within health care organizations in a manner intended to comply with the requirements of the federal Health Insurance Portability and Accountability Act, or HIPAA.

In December 2014, we acquired the assets of Nixle LLC, or Nixle, for cash consideration of $1.5 million and 1,858,275 shares of our common stock. The Nixle notification service allows governmental agencies to send notification messages to local residents via phone, email and the web.

Presentation of Financial Statements

Our consolidated financial statements include the accounts of our wholly-owned subsidiaries. Business acquisitions are included in our consolidated financial statements from the date of the acquisition. Our purchase accounting resulted in all assets and liabilities of acquired businesses being recorded at their estimated fair values on the acquisition dates. All intercompany balances and transactions have been eliminated in consolidation.

We report our financial results as one operating segment. Our operating results are regularly reviewed on a consolidated basis by our chief executive officer, who is our chief operating decision maker, principally to make strategic decisions regarding how we allocate our resources and to assess our consolidated operating performance.

Key Metrics

We regularly monitor a number of financial and operating metrics in order to measure our current performance and estimate our future performance. Our key business metrics may be calculated in a manner different than similar key business metrics used by other companies.

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(dollars in thousands)
				(unaudited)
Revenue retention rate	98%	112%	111%	113%	114%
Adjusted EBITDA	$136	$2,152	$2,524	$871	$(151)
Adjusted gross margin	$15,952	$21,364	$30,581	$6,465	$9,146
Free cash flow	$(867)	$2,548	$3,884	$1,747	$2,114
Number of customers	1,046	1,300	2,686	N/A	N/A

•	Revenue Retention Rate. We calculate our revenue retention rate by dividing (1) total revenue in the current 12-month period from those customers who were customers during the prior 12-month period by (2) total revenue from all customers in the prior 12-month period. We believe that our ability to retain our customers and expand their use of our solutions over time is an indicator of the stability of our revenue base and the long-term value of our customer relationships. Our revenue retention rate provides insight into the impact on current period revenue of the number of new customers acquired during the prior 12-month period, the timing of our implementation of those new customers, growth in the usage of our solutions by our existing customers and customer attrition. If our revenue retention rate for a period exceeds 100%, this means that the revenue retained during the period including upsells more than offset the revenue that we lost from customers that did not renew their contracts during the period.

•	Adjusted EBITDA. Adjusted EBITDA represents our net (loss) income before interest income and interest expense, income tax expense and benefit, depreciation and amortization expense and stock-based compensation expense. We do not consider these items to be indicative of our core operating performance. The items that are non-cash include depreciation and amortization expense and stock-based compensation expense.

Adjusted EBITDA is a key measure used by management to understand and evaluate our core operating performance and trends and to generate future operating plans, make strategic decisions regarding the allocation of capital and invest in initiatives that are focused on cultivating new markets for our solution. In particular, the exclusion of certain expenses in calculating adjusted EBITDA facilitates comparisons of our operating performance on a period-to-period basis. Adjusted EBITDA is not a measure calculated in accordance with GAAP. See note 2 to the table contained in “Summary Consolidated Financial and Other Data—Key Metrics” for a reconciliation of adjusted EBITDA to net (loss) income, the most directly comparable financial measure calculated and presented in accordance with GAAP for 2012, 2013 and 2014, and for the first quarters of 2014 and 2015 and a discussion of the limitations of adjusted EBITDA.

•	Adjusted Gross Margin. Adjusted gross margin represents gross profit plus amortization expenses related to acquisitions. Adjusted gross margin is a key measure used by management to understand and evaluate our core operating performance and trends and to generate future operating plans. The exclusion of amortization expenses related to acquisitions facilitates comparisons of our operating performance on a period-to-period basis. In the near term, we expect these expenses to continue to negatively impact our gross profit. Adjusted gross margin is not a measure calculated in accordance with GAAP. See note 2 to the table contained in “Summary Consolidated Financial and Other Data—Key Metrics” for a reconciliation of adjusted gross margin and a reconciliation of adjusted gross margin to gross profit, the most comparable GAAP measurement, for 2012, 2013 and 2014, and for the first quarters of 2014 and 2015 and a discussion of the limitations of adjusted gross margin.

•	Free Cash Flow. Free cash flow represents net cash provided by operating activities minus capital expenditures and capitalized software development costs. Free cash flow is a key measure used by management to understand and evaluate our core operating performance and trends and to generate future operating plans. The exclusion of capital expenditures and amounts capitalized for internally developed software facilitates comparisons of our operating performance on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance. Free cash flow is not a measure calculated in accordance with GAAP. See note 3 to the table contained in “Summary Consolidated Financial and Other Data—Key Metrics” for a reconciliation of free cash flow to net cash for operating activities, the most comparable GAAP measurement, for 2012, 2013 and 2014, and for the first quarters of 2014 and 2015 and a discussion of the limitations of free cash flow.

•

Number of Customers.  We define a customer as a contracting entity from which we are recognizing revenue, either directly or through a channel partner. We do not include customers of our wholly-owned subsidiary, Microtech, which generates an immaterial amount of our revenue in any given year. We believe that our number of customers is a key indicator of our market penetration, growth and future revenue. We have aggressively invested in and intend to continue to invest in our direct sales force as well as expanding our channel partner relationships. No customer contributed more than 3% of our total revenue in 2014. We report our number of customers solely on an annual basis.

Components of Results of Operations

Revenue

We derive substantially all of our revenue from the sale of subscriptions to our unified critical communications applications.

We generally bill and collect payment for our subscriptions annually in advance. All revenue billed in advance of services being delivered is recorded in deferred revenue. The initial subscription period typically ranges from one to three years. We offer varying levels of customer support based on customer needs and the complexity of their businesses, including the level of usage by a customer in terms of minutes or the amount of data used to transmit the notifications. Our pricing model is based on the number of applications subscribed to and, per application, the number of people, locations and things connected to our platform as well as the volume of communications. We also offer premium services including data feeds for social media, threat intelligence and weather. We generate additional revenue by expanding the number of premium features and applications that our customers subscribe to and the number of contacts connected to our platform.

We generate an immaterial amount of revenue from set-up fees, which consist of participant process mapping, configuration, customer data migration and integration. We also sell professional services, which have been immaterial to date.

Cost of Revenue

Cost of revenue includes expenses related to the fulfillment of our subscription services, consisting primarily of employee-related expenses for data center operations and customer support, including salaries, bonuses, benefits and stock-based compensation expense. Cost of revenue also includes hosting costs, messaging costs, depreciation and amortization and allocated operational costs. As we add data center capacity and support personnel in advance of anticipated growth, our cost of revenue will increase and, if anticipated revenue growth does not occur, our gross profit will be adversely affected.

Operating Expenses

Operating expenses consist of sales and marketing, research and development and general and administrative expenses. Salaries, bonuses, stock-based compensation expense and other personnel costs are the most significant components of each of these expense categories. We include stock-based compensation expense incurred in connection with the grant of stock options to the applicable operating expense category based on the equity award recipient’s functional area.

Sales and Marketing

Sales and marketing expense primarily consists of employee-related expenses for sales, marketing and public relations employees, including salaries, bonuses, commissions, benefits and stock-based compensation expense. Sales and marketing expense also includes trade show, market research, advertising and other related marketing expense as well as allocated operational costs. We defer certain sales commissions related to acquiring new customers and amortize these expenses ratably over the term of the corresponding subscription agreement. We plan to continue to expand our sales and marketing functions to grow our customer base and increase sales to existing customers. This growth will include adding sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness. In the near term, we expect our sales and marketing expense to increase on an absolute dollars basis as we hire new sales representatives in the United States and worldwide and grow our marketing staff.

Research and Development

Research and development expense primarily consists of employee-related expenses for research and development staff, including salaries, bonuses, benefits and stock-based compensation expense. Research and development expense also includes the cost of certain third-party service providers, allocated operational costs and hosting costs. We capitalize certain software development costs that are attributable to developing new applications and adding incremental functionality to our platform and amortize these costs over the estimated life of the new application or incremental functionality, which is generally three years. We focus our research and development efforts on improving our applications, developing new applications and delivering new functionality. In the near term, we expect our research and development expense to increase on an absolute dollar basis as we continue to increase the functionality of our platform and applications.

General and Administrative

General and administrative expense primarily consists of employee-related expenses for administrative, legal, finance and human resource personnel, including salaries, bonuses, benefits and stock-based compensation expense. General and administrative expense also includes professional fees, insurance premiums, corporate expenses, transaction-related costs, depreciation and amortization and allocated operational costs. In the near term, we expect our general and administrative expense to increase on an absolute dollar basis as we incur the costs associated with being a publicly traded company.

Interest Income

Interest income consists of interest earned on our cash balances held at financial institutions.

Interest Expense

Interest expense consists of interest on our outstanding short-term debt obligations and, for the period from March 2014 to December 2014, accretion of interest resulting from a discount on the fair value of notes payable issued in connection with the acquisition of Vocal and the acquisition of the HipaaChat technology from Telemed.

Other Expense, Net

Other expense, net consists primarily of realized foreign currency gains and losses. The acquisition of Vocal in 2014 has increased our exposure to foreign currencies, particularly the British pound.

Results of Operations

The following table sets forth our selected consolidated statements of operations data:

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Consolidated Statements of Operations Data:
Revenue	$23,361	$30,040	$42,421	$8,798	$13,160
Cost of revenue:(1)	7,570	8,699	12,089	2,350	4,126

Gross profit	15,791	21,341	30,332	6,448	9,034

Operating expenses:(1)
Sales and marketing	7,998	11,695	15,818	3,167	5,512
Research and development	5,057	5,697	7,365	1,464	2,687
General and administrative	7,371	4,352	7,435	1,352	2,041

Total operating expense	20,426	21,744	30,618	5,983	10,240

Operating (loss) income	(4,635)	(403)	(286)	465	(1,206)
Other expense, net	399	368	426	82	131

(Loss) income before (provision for) benefit from income taxes	(5,034)	(771)	(712)	383	(1,337)
(Provision for) benefit from income taxes	(57)	(118)	89	(57)	(24)

Net (loss) income	$(5,091)	$(889)	$(623)	$326	$(1,361)

(1)	Includes stock-based compensation expense and depreciation and amortization expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015

	(in thousands)
				(unaudited)
Stock-based compensation expense:
Cost of revenue	$3	$48	$82	$17	$25
Sales and marketing	10	82	120	36	35
Research and development	424	28	147	28	77
General and administrative	1,859	18	27	7	9

Total stock-based compensation expense	$2,296	$176	$376	$88	$146

Depreciation and amortization expense:
Cost of revenue	$2,470	$2,344	$1,538	$256	$566
Sales and marketing	—	—	—	—	—
Research and development	—	—	—	—	—
General and administrative	62	111	974	76	369

Total depreciation and amortization expense	$2,532	$2,455	$2,512	$332	$935

The following table sets forth our selected consolidated statements of operations data expressed as a percentage of total revenue:

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Consolidated Statements of Operations Data:
Revenue	100%	100%	100%	100%	100%
Cost of revenue:	32	29	28	27	31

Gross profit	68	71	72	73	69

Operating expenses:
Sales and marketing	34	39	37	36	42
Research and development	22	19	17	17	20
General and administrative	32	14	18	15	16

Total operating expense	88	72	72	68	78

Operating income (loss)	(20)	(1)	—	5	(9)
Other expense, net	2	1	1	1	1
(Loss) income before (provision for) benefit from income taxes	(22)	(2)	(1)	4	(10)
(Provision for) benefit from income taxes	—	—	—	—	—

Net (loss) income	(22)%	(2)%	(1)%	4%	(10)%

Three Months Ended March 31, 2014 and 2015 (unaudited)

Revenue

	Three Months Ended March 31,		2014 v. 2015 Change
	2014	2015	$	%
	(dollars in thousands)
Revenue	$8,798	$13,160	$4,362	49.6%

Revenue increased by $4.4 million for three months ended March 31, 2015 compared to the same period in 2014. The increase was primarily due to a $2.7 million increase in sales of our solutions driven by expansion of our customer base from 2,212 customers as of March 31, 2014 to 2,823 as of March 31, 2015, including increased sales to larger organizations with greater numbers of contacts and locations. In the three months ended March 31, 2015, we also had a $1.6 million increase in revenue attributable to the acquisitions of Vocal and Nixle, which occurred in March and December 2014, respectively.

Cost of Revenue

	Three Months Ended March 31,		2014 v. 2015 Change
	2014	2015	$	%
	(dollars in thousands)
Cost of revenue	$2,350	$4,126	$1,776	75.6%
Gross margin %	73%	69%

Cost of revenue increased by $1.8 million for the three months ended March 31, 2015 compared to the same period in 2014. The increase was primarily due to a $0.6 million increase in employee-related costs associated with our increased headcount from 57 employees as of March 31, 2014 to 75 employees as of March 31, 2015. The remaining increase was principally the result of a $0.6 million increase in messaging charges due to the above average amount of winter storms that affected the U.S. East Coast in 2015, a $0.3 million increase in depreciation and amortization expense attributable to our acquired intangible assets and a $0.2 million increase in allocated operational costs.

Gross margin percentage decreased due to an increase in amortization of acquired intangible assets and capitalized software, as well as our continued investment in personnel to support our growth.

Operating Expenses

Sales and Marketing Expense

	Three Months Ended March 31,		2014 v. 2015 Change
	2014	2015	$	%
	(dollars in thousands)
Sales and marketing	$3,167	$5,512	$2,345	74.0%
% of revenue	36%	42%

Sales and marketing expense increased by $2.3 million for the three months ended March 31, 2015 compared to the same period in 2014. The increase was primarily due to a $1.9 million increase in employee-related costs associated with our increased headcount from 80 employees as of March 31, 2014 to 118 employees as of March 31, 2015. The remaining increase was principally the result of a $0.3 million increase in allocated operational costs.

Research and Development Expense

	Three Months Ended March 31,		2014 v. 2015 Change
	2014	2015	$	%
	(dollars in thousands)
Research and development	$1,464	$2,687	$1,223	83.5%
% of revenue	17%	20%

Research and development expense increased by $1.2 million for the three months ended March 31, 2015 compared to the same period in 2014. The increase was primarily due to a $1.4 million increase in employee-related costs associated with our increased headcount from 56 employees as of March 31, 2014 to 82 employees as of March 31, 2015. The remaining increase was principally the result of a $0.2 million increase in allocated operational costs and a $0.1 million increase in hosting costs. A total of $0.4 million of internally developed software costs during the three months ended March 31, 2014 and $0.9 million of internally developed software costs during the three months ended March 31, 2015 were capitalized, resulting in a reduction of the expense by $0.5 million in the 2015 period.

General and Administrative Expense

	Three Months Ended March 31,		2014 v. 2015 Change
	2014	2015	$	%
	(dollars in thousands)
General and administrative	$1,352	$2,041	$689	51.0%
% of revenue	15%	16%

General and administrative expense increased by $0.7 million for the three months ended March 31, 2015 compared to the same period in 2014. The increase was primarily due to a $0.3 million increase in employee-related costs associated with our increased headcount from 37 employees as of March 31, 2014 to 43 employees as of March 31, 2015. The remaining increase was the result of a $0.3 million increase in depreciation and amortization expense related to equipment and intangible assets and a $0.1 million increase in professional fees due to increased legal, accounting and audit services to support our operations.

Other Expense, Net

	Three Months Ended March 31,		2014 v. 2015 Change
	2014	2015	$	%
	(dollars in thousands)
Other expense, net	$82	$131	$49	59.8%
% of revenue	1%	1%

Other expense, net remained relatively consistent for the three months ended March 31, 2015 compared to the same period in 2014 as there were no significant changes to the interest expense related to our line of credit in the two periods.

Years Ended December 31, 2012, 2013 and 2014

Revenue

	Year Ended December 31,			2012 v. 2013 Change		2013 v. 2014 Change
	2012	2013	2014	$	%	$	%
	(dollars in thousands)
Revenue	$23,361	$30,040	$42,421	$6,679	28.6%	$12,381	41.2%

2013 Compared to 2014

Revenue increased by $12.4 million in 2014 compared to 2013. The increase was primarily due to a $9.1 million increase in sales of our solutions driven by the expansion of our customer base from 1,300 as of December 31, 2013 to 2,686 as of December 31, 2014, including increased sales to larger organizations with greater numbers of contacts and locations. In 2014, we also had $3.2 million of revenue attributable to the acquisition of Vocal, which occurred in March 2014.

2012 Compared to 2013

Revenue increased by $6.7 million in 2013 compared to 2012. The increase was primarily due to a $6.6 million increase in sales of our solutions driven by the expansion of our customer base from 1,046 as of December 31, 2012 to 1,300 as of December 31, 2013.

Cost of Revenue

	Year Ended December 31,			2012 v. 2013 Change		2013 v. 2014 Change
	2012	2013	2014	$	%	$	%
	(dollars in thousands)
Cost of revenue	$7,570	$8,699	$12,089	$1,129	14.9%	$3,390	39.0%
Gross margin %	68%	71%	72%

2013 Compared to 2014

Cost of revenue increased by $3.4 million in 2014 compared to 2013. The increase was primarily due to a $2.4 million increase in employee-related costs associated with our increase in headcount from 43 employees as of December 31, 2013 to 73 employees as of December 31, 2014. The remaining increase was principally the result of a $1.2 million increase in hosting costs and a $0.5 million increase in messaging costs. These increases were offset by a decrease in depreciation and amortization of $0.8 million as a result of lower amortization of software development costs and our termination of a license with a vendor.

Gross margin percentage increased due to an increase in revenue and a decrease in the growth of infrastructure costs as a percentage of revenue.

2012 Compared to 2013

Cost of revenue increased by $1.1 million in 2013 compared to 2012. The increase was primarily due to a $1.3 million increase in employee-related costs associated with our increase in headcount from 27 employees as of December 31, 2012 to 43 employees as of December 31, 2013. The remaining increase was the result of a $0.3 million increase in hosting costs. This increase was offset by a $0.1 million decrease in depreciation and amortization expense. In addition, in 2012, we wrote-off $0.4 million of developed technology that we acquired in 2011.

Gross margin percentage increased due to an increase in revenue and a decrease in the growth of infrastructure costs as a percentage of revenue.

Operating Expense

Sales and Marketing Expense

	Year Ended December 31,			2012 v. 2013 Change		2013 v. 2014 Change
	2012	2013	2014	$	%	$	%
	(dollars in thousands)
Sales and marketing	$7,998	$11,695	$15,818	$3,697	46.2%	$4,123	35.3%
% of revenue	34%	39%	37%

2013 Compared to 2014

Sales and marketing expense increased by $4.1 million for 2014 compared to 2013. The increase was primarily due to a $3.2 million increase in employee-related costs associated with our increased headcount from 68 employees as of December 31, 2013 to 104 employees as of December 31, 2014. The remaining increase was attributable to a $0.5 million increase in allocated operational costs and a $0.4 million increase in trade show and marketing expenses.

2012 Compared to 2013

Sales and marketing expense increased by $3.7 million for 2013 compared to 2012. The increase was primarily due to a $3.5 million increase in employee-related costs associated with our increased headcount from 56 employees as of December 31, 2012 to 68 employees as of December 31, 2013. The remaining increase was principally the result of a $0.1 million increase in trade show and marketing expenses.

Research and Development Expense

	Year Ended December 31,			2012 v. 2013 Change		2013 v. 2014 Change
	2012	2013	2014	$	%	$	%
	(dollars in thousands)
Research and development	$5,057	$5,697	$7,365	$640	12.7%	$1,668	29.3%
% of revenue	22%	19%	17%

2013 Compared to 2014

Research and development expense increased by $1.7 million for 2014 compared to 2013. The increase was primarily due to a $2.6 million increase in employee-related costs associated with our increased headcount from 54 employees as of December 31, 2013 to 83 employees as of December 31, 2014. A total of $1.7 million of internally developed software costs during the twelve months ended December 31, 2014 and $0.8 million of internally developed software costs during the twelve months ended December 31, 2013 were capitalized, resulting in a reduction of the expense by $0.9 million in the 2014 period.

2012 Compared to 2013

Research and development expense increased by $0.6 million for 2013 compared to 2012. The increase was primarily due to a $0.4 million increase in employee-related costs primarily associated with our increased headcount from 46 employees as of December 31, 2012 to 54 employees as of December 31, 2013. The increase in employee-related costs was partially offset by a $0.3 million decrease in consulting costs. A total of $0.8 million of internally developed software costs during the twelve months ended December 31, 2013 and $1.3 million of internally developed software costs during the twelve months ended December 31, 2012 were capitalized, resulting in an increase of the expense by $0.5 million in the 2013 period.

General and Administrative Expense

	Year Ended December 31,			2012 v. 2013 Change		2013 v. 2014 Change
	2012	2013	2014	$	%	$	%
	(dollars in thousands)
General and administrative	$7,371	$4,352	$7,435	$(3,019)	(41.0)%	$3,083	70.8%
% of revenue	32%	14%	18%

2013 Compared to 2014

General and administrative expense increased by $3.1 million for 2014 compared to 2013. The increase was primarily due to a $1.0 million increase in employee-related costs associated with our increased headcount from 24 employees as of December 31, 2013 to 43 employees as of December 31, 2014. The remaining increase was attributable to a $0.6 million increase in facility costs as we opened new offices and expanded certain of our existing facilities to accommodate our increase in personnel and a $0.9 million increase in depreciation and amortization expense related to equipment and intangible assets as well as $0.6 million of transaction costs incurred in connection with the two acquisitions that we completed in 2014.

2012 Compared to 2013

General and administrative expense decreased by $3.0 million for 2013 compared to 2012 primarily due to a $2.8 million decrease in employee-related costs as we granted fully-vested restricted stock awards to certain executives in 2012 and did not have a similar-sized grant of awards in 2013. The remaining decrease was attributable to a $0.2 million decrease in office expenses.

Other Expense, Net

	Year Ended December 31,			2012 v. 2013 Change		2013 v. 2014 Change
	2012	2013	2014	$	%	$	%
	(dollars in thousands)
Other expense, net	$399	$368	$426	$(31)	(7.8)%	$58	15.8%
% of revenue	2%	1%	1%

2013 Compared to 2014

Other expense, net remained relatively consistent and was not significant for the years ended December 31, 2013 and December 31, 2014.

2012 Compared to 2013

Other expense, net remained relatively consistent and was not significant for the years ended December 31, 2012 and December 31, 2013.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash from operating activities, along with equity issuances and debt financing arrangements. Our principal source of liquidity is cash totaling $4.4 million and

$6.0 million as of December 31, 2014 and March 31, 2015, respectively. In addition, we had $3.7 million and $0.6 million of unused borrowing capacity under our $7.0 million revolving credit facility as of December 31, 2014 and March 31, 2015, respectively.

We have incurred cumulative losses of $68.9 million from our operations through December 31, 2014 and expect to incur additional losses in the future. We believe that our existing sources of liquidity will be sufficient to fund our operations for at least the next 12 months. However, our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities and the timing and extent of our spending to support our research and development efforts. To the extent that existing cash and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. In the event that additional financing is required from outside sources, we may be unable to raise the funds on acceptable terms, if at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition could be adversely affected.

The following table shows a summary of our cash flows for the years ended December 31, 2012, 2013 and 2014 and for the three months ended March 31, 2014 and 2015:

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Cash at beginning of period	$2,040	$1,712	$3,040	$3,040	$4,412
Net cash provided by (used in) operating activities	668	3,998	7,716	2,630	3,321
Net cash used in investing activities	(1,535)	(1,335)	(4,136)	1,939	(1,207)
Net cash provided by (used in) financing activities	535	(1,352)	(2,120)	403	(504)
Effects of exchange rates on cash	4	17	(88)	(124)	(20)

Cash at end of period	$1,712	$3,040	$4,412	$7,888	$6,002

Sources of Funds

Since our inception, we have financed our operations in large part with equity issuances and debt financing arrangements, including net proceeds of $42.5 million from the sale of equity securities.

Credit Facility with Silicon Valley Bank

In April 2013, we entered into an amendment to our existing credit facility agreement with Silicon Valley Bank, or the credit facility. The credit facility provided for advances under a formula-based revolving line of credit that matured on April 19, 2015. The revolving line of credit provided advances equal to 80% of eligible accounts receivable and was subject to sublimits for letters of credit, foreign exchange and cash management services, respectively. The maximum amount available under the line of credit was $7.0 million, $3.7 million of which was available under the credit facility as of December 31, 2014. As of December 31, 2014, $3.0 million in principal was outstanding under the credit facility. As of April 2015, the credit facility was extended until July 17, 2015.

In June 2015, we entered into a loan and security agreement, or the loan agreement, with Bridge Bank and terminated the credit facility with Silicon Valley Bank. The loan agreement provides for a $10.0 million revolving line of credit. Availability under the revolving line of credit is subject to a formula based on monthly recurring revenue. There is a $250,000 cash management sublimit and a $250,000 international sublimit under the revolving line of credit for cash management services, foreign exchange and letters of credit. The advances under the revolving line of credit bear interest at a floating per annum rate equal to the prime rate plus 0.75%. The revolving line of credit terminates on June 30, 2018, at which time the principal amount of all outstanding advances becomes due and payable.

The loan agreement also provides for a $5.0 million growth capital term loan. The term loan was fully advanced on the closing date. The term loan bears interest at a floating per annum rate equal to the prime rate plus 1.75%. Interest on the term loan is payable monthly in arrears for the first 12 months. Thereafter, the term loan will be payable in thirty-six equal monthly installments of principal, plus all accrued interest, beginning on June 30, 2016. The term loan maturity date is June 30, 2019. The term loan may be prepaid at our option, subject to a prepayment fee equal to 2% of the principal amount being repaid if such prepayment occurs on or prior to the first anniversary of the closing date.

Bridge Bank maintains a security interest in substantially all of our tangible and intangible assets, excluding intellectual property, to secure any outstanding amounts under the loan agreement. The loan agreement contains customary events of default, conditions to borrowing and covenants, including restrictions on our ability to dispose of assets, make acquisitions, incur debt, incur liens and make distributions and dividends to stockholders. The agreement also includes a financial covenant related to our recurring revenue renewal rate. During the continuance of an event of default, Bridge Bank may accelerate amounts outstanding, terminate the credit facility and foreclose on the collateral.

Uses of Funds

Our historical uses of cash have primarily consisted of cash used for operating activities, such as expansion of our sales and marketing operations, research and development activities and other working capital needs.

Operating Activities

Our net loss and cash flows provided by operating activities are significantly influenced by our investments in headcount and infrastructure to support our growth, marketing and sponsorship expenses, and our ability to bill and collect in a timely manner. Our net loss has been significantly greater than our use of cash for operating activities due to the inclusion of non-cash expenses and charges.

Operating activities provided $3.3 million in cash in the three months ended March 31, 2015, primarily from $3.6 million in cash provided as a result of changes in operating assets and liabilities, which was increased by $1.1 million of non-cash operating expenses and partially offset by our net loss of $1.4 million. Specifically, we recognized non-cash charges aggregating $0.9 million for depreciation and amortization of intangible assets, capitalized software development costs and property and equipment and $0.1 million for stock-based compensation expense. The change in operating assets and liabilities reflected a $1.5 million increase in cash collected on our receivables, a $0.6 million increase in accounts payable due to timing of payments made to vendors and a $2.3 million increase in deferred revenue. These increases were partially offset by a $0.6 million increase in prepaid expenses as a result of the increase in upfront payments made for insurance services and a $0.1 million increase in other assets due to timing of payments made for future services.

Operating activities provided $2.6 million in cash in the three months ended March 31, 2014, primarily from our net income of $0.3 million and $1.9 million in cash provided as a result of changes in operating assets and liabilities, which was increased by $0.4 million of non-cash operating expenses. Specifically, we recognized non-cash charges aggregating $0.3 million for depreciation and amortization of intangible assets, capitalized software development costs and property and equipment and $0.1 million for stock-based compensation. The change in operating assets and liabilities reflected a $1.5 million increase in cash collected on our receivables, a $0.3 million increase in accounts payable due to timing of payments made to vendors and a $0.8 million increase in deferred revenue. These increases were partially offset by a $0.4 million increase in prepaid expenses and other assets as a result of the increase in upfront payments made for future services and a $0.4 million decrease in accrued employee expenses and other accrued expenses due to timing of payments made.

Operating activities provided $7.7 million in 2014, primarily from $5.6 million cash provided as result of changes in operating assets and liabilities, which was increased by $2.8 million of non-cash operating expenses, and partially offset by our net loss of $0.6 million. Specifically, we recognized non-cash charges aggregating $2.5 million for depreciation and amortization of intangible assets, capitalized software development costs and property and equipment, a $0.2 million increase in our reserve for bad debts, a $0.4 million increase in stock-based compensation expense and a $0.3 million increase in deferred income taxes as a result of the Vocal acquisition. The change in operating assets and liabilities reflected a $1.0 million increase in accounts receivable as a result of our increased revenue, a $0.3 million increase in prepaid expenses primarily associated with our increased insurance spend and a $0.2 million increase in other assets, partially offset by a $1.6 million increase in accrued and employee-related expenses due to timing of payments made to vendors and employees and $5.0 million increase in deferred revenue.

Operating activities provided $4.0 million in 2013, primarily from $2.7 million of non-cash operating expenses and $2.2 million of net operating assets and liabilities, partially offset by our net loss of $0.9 million. Specifically, we recognized non-cash charges aggregating $2.5 million for depreciation and amortization of intangible assets, capitalized software development costs and property and equipment, $0.2 million for stock-based compensation expense and $0.1 million for our reserve for bad debts. The change in operating assets and liabilities reflected a $2.1 million increase in accounts receivable as a result of our increased revenues and a $0.1 million increase in prepaid expenses primarily associated with our increased insurance spend, partially offset by a $1.5 million increase in accrued and employee-related expenses due to timing of payments made to vendors and employees and a $3.0 million increase in deferred revenue.

Operating activities provided $0.7 million in 2012, primarily from $5.2 million of non-cash operating expenses and $0.6 million of net operating assets and liabilities partially offset by our net loss of $5.1 million. Specifically, we recognized non-cash charges aggregating $2.5 million for depreciation and amortization of intangible assets, capitalized software development costs and property and equipment, $2.3 million for stock-based compensation expense and $0.4 million for the write off an acquired intangible asset. The change in operating assets and liabilities reflected a $1.9 million increase in accounts receivable as a result of our increased revenue and a decrease of $1.1 million in accounts payable due to timing of payments, offset by a $2.7 million increase in deferred revenue and a $1.2 million increase in accrued and employee-related expenses due to the timing of payments made to vendors and employees.

Investing Activities

Our investing activities consist primarily of payments for acquisitions of businesses and technologies, capital expenditures for capitalized software development costs, property and equipment expenses and changes in restricted cash requirements associated with our line of credit.

Investing activities used $1.2 million in cash in the three months ended March 31, 2015, primarily from our investment in software development of $0.9 million and property and equipment of $0.3 million.

Investing activities provided $1.9 million in cash in the three months ended March 31, 2014, primarily from cash received in an acquisition net of cash paid of $2.8 million, partially offset by our investment in software development of $0.4 million and property and equipment of $0.5 million.

Investing activities used $4.1 million in 2014, primarily from net cash paid in acquisitions of $0.3 million, our investment in software development of $1.7 million and property and equipment of $2.2 million.

Investing activities used $1.3 million in 2013, primarily from our investment in software development of $0.8 million and property and equipment of $0.7 million, partially offset by the release of $0.1 million in restricted cash.

Investing activities used $1.5 million in 2012, primarily from our investment in software development of $1.3 million and property and equipment of $0.3 million.

Financing Activities

Cash generated by financing activities includes borrowings under credit facilities and proceeds from the issuance of common stock upon the exercise of employee stock options. Cash used in financing activities includes payments on capital leases, notes payable and repayments of debt under our credit facilities.

Financing activities used $0.5 million in cash in the three months ended March 31, 2015, primarily from a $1.5 million payment to repurchase outstanding shares of our common stock, partially offset by proceeds from our line of credit of $1.0 million.

Financing activities provided $0.4 million in cash in the three months ended March 31, 2014, primarily from the net proceeds received from our line of credit.

Financing activities used $2.1 million of cash in 2014, which reflects payment of $0.4 million on our line of credit, payment of notes payable related to the Vocal acquisition of $1.9 million and payment of $0.1 million of capital lease obligations, offset by proceeds of $0.2 million from the exercise of stock options.

Financing activities used $1.4 million of cash in 2013, which reflects net payments of $1.2 million on our line of credit and payment of $0.2 million of capital lease obligations.

Financing activities provided $0.5 million of cash in 2012 primarily from net proceeds of $1.4 million from our line of credit and proceeds of $0.1 million from the exercise of stock options, offset by payments on our term loan and note payable of $0.8 million and payment of $0.2 million of capital lease obligations.

Contractual Obligations and Commitments

The following table summarizes our commitments to settle contractual obligations as of December 31, 2014:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Debt obligations(1)	$6,863	$—	$—	$—	$6,863
Capital leases(2)	101	58	—	—	159
Operating leases(3)	1,214	1,274	60	—	2,548

Total	$8,178	$1,332	$60	$—	$9,570

(1)	Includes principal payments on our line of credit and notes payable, excluding estimated cash interest payments of $0.2 million in 2015, as described in notes (9) and (10) to our consolidated financial statements included in this prospectus.
(2)	Capital leases include future commitments associated with our acquisition of fixed assets.
(3)	Operating leases include total future minimum rent payments under non-cancelable operating lease agreements as described in note (17) of our consolidated financial statements included in this prospectus.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of our consolidated financial statements require us to make estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Our most critical accounting policies are summarized below. See note 2 to our consolidated financial statements beginning on page F-4 of this prospectus for a description of our other significant accounting policies.

Revenue Recognition

We derive substantially all of our revenue from contract subscription fees for use of our applications.

We recognize revenue in accordance with ASC Topic 605, Revenue Recognition, with respect to a transaction when all of the following conditions have been satisfied:

•	persuasive evidence of an agreement exists;

•	the service has been provided to the customer;

•	fees are fixed or determinable; and

•	the collection of the fees is reasonably assured and acceptance criteria, if any, have been met.

If any of these criteria are not met, revenue recognition is deferred until such time that all of the criteria are met.

Our subscription arrangements do not provide customers with the right to take possession of our software at any time.

Subscription Revenue

We recognize subscription revenue ratably over the initial subscription period committed by the customer commencing when the customer’s environment has been created in our hosted environment. The initial subscription period is typically one to three years and the level of service provided each customer varies is based on the level of service required by the complexity of a customer’s business.

Other Revenue

We recognize revenue for set-up fees, which historically have not been material to our financial statements. We have concluded that set-up fees do not meet the criteria for separation from our primary service as they do not have stand-alone value as we have historically not sold set-up fees separately. Set-up fees are recognized ratably over the estimated customer life. We also sell professional services, which have been immaterial to date.

Deferred Revenue

Deferred revenue includes amounts collected or billed in excess of recognizable revenue. Such amounts are recognized by us over the life of the contract upon meeting the revenue recognition criteria. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue. Because the mix of billing terms with customers can vary from period to period, the annualized value of the contracts that we enter into with our customers will not be completely reflected in deferred revenue at any single point in time.

Business Combinations

The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

We perform valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocate the purchase price to the tangible and intangible assets acquired and liabilities assumed based on our best estimate of fair value. We determine the appropriate useful life of intangible assets by performing an analysis of cash flows based on historical experience of the acquired businesses. Intangible assets are amortized over their estimated useful lives based on the pattern in which the economic benefits associated with the asset are expected to be consumed, which to date has approximated the straight-line method of amortization.

Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expense in our consolidated statements of comprehensive (loss) income.

Goodwill

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net assets acquired in our business combinations. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances that could trigger an impairment review include a significant adverse change in business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.

We have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. If, after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, additional impairment testing is not required. However, if we conclude otherwise, we are required to perform the first step of a two-step impairment test. Alternatively, we may elect to proceed directly to the first step of the two-step impairment test and bypass the qualitative assessment.

The first step of the impairment test involves comparing the estimated fair value of a reporting unit with its book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, the carrying amount of the goodwill is compared to its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible assets. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. We test for goodwill impairment on November 30 of each year.

Software Development Costs

We capitalize the costs of software developed or obtained for internal use in accordance with ASC Topic 350-40, Internal Use Software. Capitalized software development costs consist of costs incurred during the application development stage and include purchased software licenses, implementation costs, consulting costs, and payroll-related costs for projects that qualify for capitalization. These costs relate to major new functionality. All other costs, primarily related to maintenance and minor software fixes, are expensed as incurred.

Stock-Based Compensation

We recognize stock-based compensation expense for stock-based compensation awards granted to our employees, directors, consultants and other service providers that can be settled in shares of our common stock. Compensation expense for stock-based compensation awards granted is based on the grant date fair value estimate for each award as determined by our board of directors or the compensation committee of our board of directors. We recognize these compensation costs on a straight-line basis over the requisite service period of the award, which is generally four years. As stock-based compensation expense recognized is based on awards ultimately expected to vest, such expense is reduced for estimated forfeitures.

We estimate the fair value of stock-based compensation awards at the date of grant using the Black-Scholes option pricing model, which was developed for use in estimating the value of traded options that have no vesting restrictions and are freely transferable. The fair values generated by the model may not be indicative of the actual fair values of our awards as it does not consider other factors important to those stock-based payment awards, such as continued employment, periodic vesting requirements and limited transferability.

Determining the fair value of stock-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, the expected term of the options, our expected stock price volatility, risk-free interest rates, and expected dividends, which are estimated as follows:

•	Fair value of our common stock. Because our stock is not publicly traded, we must estimate the fair value of common stock, as discussed in “—Common Stock Valuations” below.

•	Expected term. The expected term represents the period that the stock-based compensation awards are expected to be outstanding. Since we did not have sufficient historical information to develop reasonable expectations about future exercise behavior, we use the simplified method to compute expected term, which represents the average of the time-to-vesting and the contractual life.

•	Expected volatility. As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the options.

•	Expected dividend yield. We have never declared or paid any cash dividends and do not presently plan to declare or pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
Expected term (years)	5.0 – 6.17	5.53 - 7.03	5.89 – 6.13	6.11	5.66 - 6.15
Expected volatility	60% - 65%	65%	51.7% - 69%	52%	60%
Risk-free interest rate	0.87% - 1.22%	0.91% - 2.14%	1.63% - 2.06%	1.89%	1.72% - 1.81%
Expected dividend yield	—%	—%	—%	—%	—%

Common Stock Valuations

The fair value of the common stock underlying our stock options was determined by our board of directors, which intended that all options granted have an exercise price that is not less than the estimated fair market value of a share of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation model were based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair market value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous third-party valuations performed at periodic intervals by a valuation firm;

•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

•	the purchases of shares of preferred stock by unaffiliated venture capital firms;

•	actual operating and financial performance and forecasts;

•	present value of forecasted future cash flows;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for our common stock;

•	the market performance of comparable publicly-traded technology companies;

•	the U.S. and global capital market conditions;

•	our stage of development; and

•	industry information such as market size and growth and our competitive position in the market.

We have granted stock options with the following exercise prices since January 1, 2014:

Grant Date	Number of Shares Underlying Awards	Exercise Price Per Share	Common Stock Fair Value Per Share at Grant Date
February 11, 2014	45,000	$1.22	$1.22
May 8, 2014	222,500	$1.22	$1.22
July 31, 2014	126,500	$1.22	$1.22
October 21, 2014	285,500	$1.22	$1.22
March 5, 2015	812,500	$1.63	$1.63
April 22, 2015	1,506,500	$1.63	$1.63
July 15, 2015	4,449,000	$2.37	$2.37

Based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of options outstanding as of June 30, 2015 was $         million, of which $         million related to vested options and $         million related to unvested options.

Common Stock Valuation Methodology

In valuing our common stock, our board of directors determined the equity value of our business generally using a combination of the income approach and the market approach valuation methods.

The income approach estimates value based on the expectation of future cash flows that a company will generate, such as cash earnings, cost savings, tax deductions and the proceeds from disposition. These future cash flows are discounted to their present values using a discount rate derived based on an analysis of the cost of capital of comparable publicly traded companies in similar lines of business, as of each valuation date, and is adjusted to reflect the risks inherent in our cash flows.

The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in a similar line of business. The market multiples are based on relevant metrics implied by the price that investors have paid for the equity of publicly traded companies. Given our significant focus on investing in and growing our business as well the financial metrics influencing the market values of the publicly traded companies examined, we primarily utilized the revenue multiple when performing valuation assessments under the market approach. When considering which companies to include as our comparable industry peer companies, we focused on U.S.-based publicly traded companies that were broadly comparable to us based on consideration of industry, market and line of business. From the comparable companies, a representative market value multiple was determined and applied to our operating results to estimate the value of our company. The market value multiple was determined based on consideration of multiples of revenue to each of the comparable companies’ last 12-month revenue and the forecasted future 12-month revenue. In addition, the market approach considers merger and acquisition transactions involving companies similar to the company’s business being valued. Multiples of revenue are calculated for these transactions and then applied to the business being valued, after reduction by an appropriate discount.

Historically, our enterprise value was determined using a weighted average combination of the income approach and the market approach. Once an equity value was determined, we utilized the option pricing method, or OPM, for all valuations prior to June 30, 2015 and subsequently used a hybrid method to allocate the total value of equity to various shares classes, which is a probability weighted expected return method, or PWERM, that incorporates the use of an OPM.

The OPM treats common stock and convertible preferred stock as call options on a company’s enterprise value with exercise prices based on the liquidation preferences of the convertible preferred stock. The OPM prices the call option using the Black-Scholes model. The OPM is used when the range of possible future outcomes is difficult to predict.

The PWERM relies on a forward-looking analysis to predict the possible future value of a company. Under this method, discrete future outcomes, including an initial public offering, or IPO, and non-IPO scenarios, are weighted based on the estimated the probability of each scenario. The PWERM is used when discrete future outcomes can be predicted with reasonable certainty based on a probability distribution.

The hybrid method is generally preferred for a company expecting a liquidity event in the near future but where, due to market or other factors, the form of a liquidity event under one or more scenarios is uncertain. In the application of the hybrid method, we relied on the PWERM to allocate the value of equity under a near-term liquidity scenario and the OPM to allocate the value of equity under a long-term liquidity scenario. The projected equity values relied upon in the different scenarios within PWERM were based on (1) the weighted average indications of the enterprise value using the discounted cash flow method, which is an income approach, and the guideline public company method, which is a market approach, and (2) our expectation of the pre-money valuation that we needed to achieve to consider an IPO as a viable scenario. The projected equity value relied upon in the OPM was based on a weighted average indication of the value using the discounted cash flow method, which is an income approach, and the guideline public company method, which is a market approach.

Contemporaneous Valuations

To assist our board of directors with the determinations of the exercise price for our stock options and the fair market value of the common stock underlying the options, we obtained third-party valuations of our common stock as of January 31, 2014, January 31, 2015, April 30, 2015 and June 30, 2015. An analysis of our third-party valuations and determinations of the exercise prices and the fair value of the underlying common stock for our stock-based awards granted on or between the respective valuation dates are discussed further below.

February through October 2014 Grants.    We obtained an independent third-party valuation of our common stock as of January 31, 2014. This valuation was determined using the OPM method. With respect to the OPM, the enterprise value was determined by using a combination of income and market approaches, each weighted at 50% of the overall valuation. The income approach utilized a five-year cash flow forecast as the primary method for determining our enterprise value and applied a discount rate of 25%. This discount rate was based upon benchmark venture capital studies of required rates of return for investment in companies at similar stages of development, as well as an analysis of weighted-average costs of capital of comparable companies using a capital asset pricing model. The market approach was developed by applying revenue market multiples of comparable companies to our historical and forecasted revenue.

After a consideration of this valuation, our board of directors determined the fair market value of our common stock to be $1.22 per share for each of the grants issued during 2014 and granted stock options with an exercise price of $1.22 per share on each of these dates. This is the same fair value per share we used for financial reporting purposes. In connection with each such determination, our board of directors determined that there were no material changes in our business since January 31, 2014 or in the assumptions upon which the January 31, 2014 valuation was based that affected the fair market value of our common stock.

March and April 2015 Grants.    We obtained an independent third-party valuation of our common stock as of January 31, 2015. This valuation was determined using the OPM method. With respect to the OPM, the enterprise value was determined by using a combination of income and market approaches, each weighted at 50% of the overall valuation. The income approach utilized a five-year cash flow forecast as the primary method for determining our enterprise value and applied a discount rate of 20%. This discount rate was based upon benchmark venture capital studies of required rates of return for investment in companies at similar stages of development, as well as an analysis of weighted-average costs of capital of comparable companies using a capital asset pricing model. The market approach was developed by applying revenue market multiples of comparable companies to our historical and forecasted revenue.

After a consideration of this valuation, our board of directors determined the fair market value of our common stock to be $1.63 per share for each of the grants issued in March and April of 2015 and granted stock options with an exercise price of $1.63 per share on each of these dates. This is the same fair value per share we used for financial reporting purposes. In connection with each such determination, our board of directors determined that there were no material changes in our business since January 31, 2015, or in the assumptions upon which the January 31, 2014 valuation was based that affected the fair value of our common stock.

July 2015 Grants.    We obtained an independent third-party valuation of our common stock as of June 30, 2015. Given our continued growth and improving operational metrics as well as our plans to pursue an IPO, the valuation as of June 30, 2015 was determined using the hybrid method. This PWERM was calculated assuming a 60% probability of an initial public offering within one year, a 20% probability of an initial public offering in two years, a 10% probability of a sale in approximately two years and a 10% probability of our continuing as a private company. For each scenario of the PWERM, a total equity value was determined by using a combination of income and market approaches. Total equity value under the income approach was estimated based on the present value of our future cash flows and a revenue multiple for the terminal value that was determined based upon a guideline public company analysis considering companies of relative size, growth and profitability. Total equity value under the market approach was estimated based on the application of market multiples to our last-twelve-months and forward-looking revenues, each of which was weighted at 50%. Finally, the probability weighted indication for the common stock was then discounted for lack of marketability by 15%. For the purposes of the PWERM, we estimated an IPO date of between November 30, 2015 and June 30, 2016 and used a risk adjusted discount rate of 21%.

After a consideration of this valuation, our board of directors determined the fair value of our common stock to be $2.37 per share as of June 30, 2015 and granted stock options with an exercise price of $2.37 per share in July 2015. This is the same fair value per share we used for financial reporting purposes. The increase in the value from the prior valuation principally reflected our business outlook for 2015, an increase in industry multiples and our progress towards an initial public offering.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition in Accounting

Standards Codification 605, Revenue Recognition. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace all existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. This ASU is effective for annual periods beginning after December 15, 2017 and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption for annual period beginning after December 15, 2016 would be permitted. We are evaluating the potential impact of this adoption on our consolidated financial statements.

Qualitative and Quantitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates as well as, to a lesser extent, inflation.

Interest Rate Risk

We are exposed to interest rate risk in the ordinary course of our business. Our cash includes cash in readily available checking and money market accounts and marketable securities. These securities are not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate. Additionally, the interest rate on our notes payable loans are fixed and not subject to changes in market interest rates.

We had cash of $4.4 million as of December 31, 2014, which consists entirely of bank deposits. To date, fluctuations in interest income have not been significant. We also had total outstanding debt subject to interest rate risk of $3.0 million as of December 31, 2014, which is all due within 12 months. Amounts outstanding under our credit facility carry variable interest rates ranging from the prime rate to the prime rate plus 1.75%. As of December 31, 2014, the applicable prime rate was 3.25%. We monitor our cost of borrowing under our credit facility, taking into account our funding requirements, and our expectation for short-term rates in the future.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Although our credit facility has a variable interest rate, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

Foreign Currency Exchange Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than our functional currency, the U.S. dollar, principally British pounds. Movements in foreign currencies in which we transact business could significantly affect future net earnings. For example, if the average value of the British pound had been 10% higher relative to the U.S. dollar during 2014, our operating expenses would have increased by $0.2 million and if the average value of the British pound had been 10% higher relative to the U.S. dollar during 2013, our operating expenses would have increased by $0.1 million. To date, we have not engaged in any hedging strategies. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in foreign currency rate.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

JOBS Act Transition Period

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.0 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

BUSINESS

Overview

We are a leading global provider of SaaS-based unified critical communications solutions. During mission-critical business events or man-made or natural disasters, our platform enables our customers to quickly and reliably deliver the right message and reach the right people, on the right device, in the right location, at the right time. Our platform delivers intelligent, contextual messages to hundreds or millions of recipients. Utilizing sophisticated communications technologies, we have the ability to deliver and verify messages in near real-time to more than 100 different communication devices, in over 200 countries and territories, in multiple languages – all simultaneously. Our enterprise applications, which include Mass Notification, Incident Communications, IT Alerting, Secure Messaging, Community Engagement and IoT Communications, are easy-to-use and deploy, secure, scalable and reliable, and automate numerous critical communications processes. We believe that our position as a large unified critical communications company, providing a broad suite of integrated, enterprise communications applications via a single global platform is a significant competitive advantage.

In today’s digital world, information is a valuable commodity, and the speed at which information is transmitted and accessed is critical to any organization’s success. From the early days of manual call trees and simple outdoor sirens, mass communications have evolved with advances in technology to include system-generated calls, text messages, emails, targeted social media and outdoor digital signage. The proliferation of mobile and digital communications has accelerated the speed at which people communicate, exponentially increasing the volume of information that individuals must process. During mission-critical business events or man-made or natural disasters, the ability to enable secure, scalable, reliable and automated communications to people can be essential to saving lives, saving money and protecting assets.

The severity, complexity and frequency of these critical events, their implications for business performance and personal safety, and regulatory and compliance challenges are increasing. At the same time, there has been a rapid proliferation of connected devices and networked physical objects – the Internet of Things, or IoT. These dynamics have led to the need for unified critical communications solutions that can deliver comprehensive yet targeted and contextually relevant content that facilitates the desired outcomes in critical situations and overcomes the information overload that individuals face. Unified critical communications solutions enable the transmission of information that must reach the right people, on the right device, in the right location, at the right time. Following the tragic events of 9/11, Everbridge was founded with a vision of helping people communicate effectively in critical situations. Our original application enabled customers to send mass notifications to large groups of people to keep them informed before, during and after natural or man-made disasters and other emergencies. Given the threat to life and property posed by such events, our solutions had to enable secure, scalable and reliable tailored communications. For example, during Hurricane Sandy, our Mass Notification application was used along the U.S. East Coast to deliver more than eight million communications.

The expertise that we garnered developing our emergency Mass Notification application and our customers’ reliance on our solutions when life and property are at risk led us to leverage our platform for use in other critical business communications contexts. Our SaaS-based unified critical communications platform is built on a secure, scalable and reliable infrastructure with multiple layers of redundancy to enable the rapid delivery of critical communications, with near real-time verification, over numerous devices and contact paths. We deliver communications to more than 200 countries and territories, which are available in 14 languages and dialects. Accordingly, our platform is well-suited for delivering critical communications during other emergencies and business impacting events such as cyber-security breaches or IT outages.

We have developed a full suite of enterprise-scale applications that leverage our unified critical communications platform. Our applications enable our customers to deliver contextually relevant communications during critical situations, whether to a broad audience or to a targeted subset of individuals, globally or locally, and accounting for cultural, linguistic, regulatory and technological differences. Our applications are easy-to-use and deploy and do not require customer development, testing or ongoing maintenance. The following situations reflect examples of how our applications enable and optimize critical communications processes:

•	When a hurricane is imminent, local emergency management departments can alert affected communities and available emergency responders of the impending storm with relevant instructions such as safety and evacuation instructions.

•	When a cyber incident shuts down an IT network, management can alert employees of the network shutdown via a secure, alternate communication path.

•	When a physician has two coinciding commitments in different locations, he or she can conduct a virtual interactive patient consultation from a wireless device from any location using our HIPAA-compliant secure messaging and video solution.

•	When a power line is down, utility workers can activate incident communications templates to alert affected customers and responders in a coordinated, error-free fashion.

•	When IT systems fail, IT administrators can alert and escalate the specific IT resources required to quickly provide systems restoration, automate a conference bridge and notify affected employees and customers.

•	When readings from an implanted medical device are abnormal, that information can be automatically routed to the individual’s healthcare provider to enable timely medical care.

•	When a young child goes missing, residents can communicate with their neighbors and local officials to coordinate efforts to locate and return the child.

•	When engine readings in critical equipment detect a malfunction, technicians with the right skills can be automatically alerted and quickly deployed to minimize downtime, improving efficiency and avoiding revenue loss.

•	When a financial services firm experiences disruptions, clients can be promptly notified and audit confirmations can be provided to document delivery.

Our customer base has grown from 878 customers at the end of 2011 to more than 2,900 customers as of June 30, 2015. As of June 30, 2015, our customers were based in 19 countries and included more than 100 organizations in the Fortune 1000. We provide products and services to customers of varying sizes, including enterprises, small businesses, non-profit organizations, educational institutions and government agencies. Our customers span a wide variety of industries including technology, energy, financial services, healthcare and life sciences, manufacturing, media and entertainment, retail, higher education and professional services.

We derive substantially all of our revenue from subscriptions to our critical communications applications, which represented 96%, 96% and 97% of our total revenue in 2012, 2013 and 2014, respectively. Our pricing model is based on the number of applications subscribed to and, per application, the number of people, locations and things connected to our platform, as well as the volume of communications. We also offer premium services including data feeds for social media, threat intelligence and weather. We generate additional revenue by expanding the number of applications, number of contacts and number of devices that our customers purchase over time.

We generated revenue of $23.4 million in 2012, $30.0 million in 2013 and $42.4 million in 2014, representing year-over-year increases of 29% in 2013 and 41% in 2014. We generated revenue of $8.8 million and $13.2 million for the three months ended March 31, 2014 and 2015, respectively, representing a period-over-period increase of 50%. We had net losses of $5.1 million, $0.9 million and $0.6 million in 2012, 2013 and 2014, respectively. We had net income of $0.3 million and a net loss of $1.4 million for the three months ended March 31, 2014 and 2015, respectively. Our adjusted EBITDA, which is a measure that is not calculated and presented in accordance with generally accepted accounting principles in the United States, or GAAP, increased from $0.1 million to $2.5 million from 2012 to 2014 and was $0.9 million and $(0.2) million for the three months ended March 31, 2014 and 2015, respectively. See note 2 to the table contained in “Summary Consolidated Financial and Other Data—Key Metrics” for a reconciliation of adjusted EBITDA to net (loss) income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Industry Background

Over the past two decades, critical communications methods have evolved rapidly, in tandem with advances in technology, to include system-generated voice calls, text messages, emails, targeted social media and outdoor digital signage. In today’s digital world, information is a valuable commodity and the speed at which information is transmitted and accessed is critical to any organization’s success.

Key Trends Driving a Fundamental Shift in Communications

Key business and technology trends continue to shift both the fundamental way that organizations communicate with relevant stakeholders and how individuals regularly consume information. People increasingly consume most of their information through mobile devices and applications as well as social media and other digital channels. Increasingly, less information is shared using traditional “analog” communication methods, such as printed media, television and landline telephones. The proliferation of mobile and digital communications, as well as the emergence of the IoT, has accelerated the speed at which people communicate, exponentially increasing the volume of communications that individuals must process. As a result of these dynamics, it has become imperative that communications be appropriately contextualized, meaningful and actionable.

In light of these trends, communications have become one of the most important areas of technology investment. In a 2015 report, Gartner, Inc. estimates that $1.5 trillion, or 42.5%, of information technology, or IT, expenditure is for communications in 2015. Organizations are reaping the benefits of digital communications to more easily and relevantly interact with their target constituents including customers, partners, employees, residents and other key stakeholders. Likewise, as IT innovation continues to shift to on-demand models, organizations have increasingly migrated from on-premises software to cloud-based solutions in order to improve agility and efficiency when seeking to communicate with their global, mobile, distributed stakeholders.

In order to connect people across disparate communication modalities in diverse locations, organizations are increasingly investing in technologies that unify different analog and digital real-time and non-real-time communications. The integration of real-time enterprise communication services such as instant messaging and voice and video conferencing with non-real-time communication services such as voicemail, facsimile and e-mail can provide a consistent and unified user experience across multiple devices and media types.

During mission-critical business events or man-made or natural disasters, the ability to communicate life-saving or damage-mitigating information is crucial. Speed, security, scalability and reliability of communications is essential. The severity, complexity and frequency of these critical events, their implications for business performance or personal safety and rising regulatory and compliance challenges are driving demand for unified critical communications solutions. Unified critical communications solutions enable the transmission of information that must reach the right people, on the right device, in the right location, at the right time.

Emergence of Unified Critical Communications

Traditional enterprise solutions for critical communications have not kept pace with the increasingly digital world, the evolving threat landscape and the opportunity to leverage technological innovation to more effectively communicate with people. Enterprises and governmental entities continue to use analog, manual, one-way and people-based solutions to communicate with relevant stakeholders. These solutions lack the scale to reliably address the breadth of the different critical challenges that organizations increasingly face and the sophistication required to serve an organization’s critical communications needs.

Organizations today require a solution that is engineered for modern critical communications. While traditional mass notification solutions are designed to support infrequent one-way messages, new unified critical communications systems must be deployed to deliver interactive support for a far broader range of incidents, both operational and emergency-oriented in nature. Global threats have increased in complexity—from the failure of data centers to more sophisticated cyber incidents and terrorist threats. At the same time, more routine, everyday situations such as those involving IT operations, incident response teams or colleagues that need to converse securely also require a solution that can quickly and contextually reach anyone on any device, anywhere, at any time. As a result of these dynamics, it has become imperative that communications be appropriately contextualized, meaningful and actionable in order to overcome the profound information overload and enable the desired outcome in critical situations to be achieved.

Requirements of Effective Unified Critical Communications Solutions

In order to deliver effective unified critical communications solutions, several requirements must be met:

•	Comprehensive Solution. Organizations require an enterprise-scale, comprehensive solution in order to address their diverse critical communications needs. Traditional providers largely offer point-based products to address a single customer communication challenge, rather than a unified platform with applications that address a wide range of inter-connected critical communications requirements including enabling delivery to a wide variety of device types and geographic locations.

•	Scalability and Speed. Organizations require a solution that is agile and flexible enough to reach individuals at both high volume/low frequency intervals, such as emergency mass notification situations, and low volume/high frequency intervals, such as for IT alerting and secure messaging. Critical communications must be capable of delivering tens of millions of communications in near real-time and be architected with redundant delivery pathways to maximize verification and confirmation of receipt of these communications. Traditional products often deliver only one-way “blast” messages and fail to provide reliable infrastructure to support the rapid delivery of communications at the appropriate volume, on any device, to any location around the globe.

•	Security and Regulatory Compliance. Organizations require a solution that is architected to ensure secure communications given the significance of the content being distributed and the regulatory requirements that apply to the sensitive data being transmitted. These rigorous security and compliance requirements apply to financial services firms, healthcare institutions, the U.S. federal government and other regulated industries, including facilitating compliance with FINRA and HIPAA standards and the privacy and data protection laws and requirements of states and foreign jurisdictions, including, those of the European Union.

•	Intelligent Communication and Contextual Personalization. Organizations require sophisticated, intelligent technology that can tailor communications for the recipient based on the situation or business or personal context. For example, rather than a one-way “blast” message streamed to the masses, technology should enable communications to be tailored to the intended recipient, through any communication modality, to any geography, with contextualized and personalized content relevant to the specific critical situation. Traditional products also do not typically incorporate business rules, workflows and logic to enable contextual and effective communications. These products also generally lack the ability to effectively verify and confirm delivery and receipt of critical communications, failing to enable collaboration during a critical event to ensure that the desired action is successfully taken.

•

Real-Time and After-Event Reporting and Analytics.  Critical communications by their very definition are of significance to people and businesses and therefore require the highest level of insight and preparation. To ensure that organizations can deliver appropriate communications during critical events, a solution should provide detailed, timely and compliant reporting and analytics to optimize the overall communication process. These solutions should also provide a historical record of past communication events for users who have compliance and regulatory reporting needs. In addition, organizations typically have differentiated reporting requirements based on use cases and management preferences. Critical communications solutions must enable users to easily create and manage many different custom reports throughout the critical communications lifecycle.

•	Global Reach and Local Expertise. Global communications require a “local” approach to deal with the complexity of varying cultural preferences, languages and device types, as well as technical and regulatory requirements. With increasingly global workforces, customers demand solutions that can seamlessly overcome geographic boundaries.

•	Dynamic Technology. As contact pathways continue to expand and communication endpoints continue to proliferate with the growth of internet connectivity across multiple devices and things, customers demand dynamic solutions that can keep pace with technological advances and address new communication use cases with minimal incremental investment.

•	Ease-of-Use. Given the need for speed and the pressure and anxiety most people experience in critical situations, organizations require a solution that is simple and easy-to-use. For emergencies, simple user interfaces, automated best practice workflows and ease of use are essential. For operational incidents, applications to meet compliance, security and workflow demands of IT departments and other response teams are critical.

Key Benefits of Our Solutions and Competitive Strengths

Everbridge was founded with a vision to help organizations communicate quickly and reliably to deliver the right message to the right people, on the right device, in the right location, at the right time during mission-critical business events or man-made or natural disasters. Our unified critical communications platform enables enterprises and governmental entities to communicate quickly and securely with key stakeholders during critical situations through a variety of applications. Key benefits of our solutions and competitive strengths include the following:

•	Unified and Comprehensive, Enterprise-Scale Platform. The core of our solutions is our unified critical communications platform, which provides multiple layers of redundancy to assure uptime and delivery of communications regardless of volume or throughput requirements. The platform is dynamic, secure, scalable and reliable, enabling the delivery and verification of tens of millions of different communications virtually anywhere, in any volume, in near real-time. We leverage robust, automated rules, workflows, geo-targeting, and algorithms to optimize communication delivery. In addition, we leverage third-party and proprietary data feeds such as police and weather reports to provide organizations with critical and pertinent situational information. Once implemented, our platform provides an environment that makes it easy for enterprises and governmental entities to standardize their unified critical communications. This standardization enables them to reduce costs and increase the efficiency of multiple critical communications processes.

•	Out-of-the-Box, Scalable and Mobile Applications. Our SaaS-based applications are out-of-the box, enterprise-ready and can be utilized without customer development, testing or ongoing maintenance. Regardless of a customer or prospect’s size or needs, our applications are built to scale to its largest and most complex critical communication requirements. Our applications are accessible through a single login and leverage our secure, reliable and resilient platform with a common and intuitive user interface. Our applications are also built for mobile use, delivering key application functionality through common wireless devices, untethering our customers from the desktop. Our SaaS-based platform is updated on a regular basis with new features and functions, with minimal impact to our customers, enabling them to easily take advantage of new capabilities.

•	Contextual Communications. We enable intelligence and personalization in the critical communications process by delivering contextual communications. Our customers can deliver and escalate critical communications broadly to a mass population or to a targeted subset of individuals based on geographic location, skill level, role and communication path preferences for rich, two-way collaboration. Communications can be initiated through an automated process combining rules and situational intelligence or through a manual process directed by an end user, each with a rich critical communications output.

•	Large, Dynamic and Rich Communications Data Asset. As of June 30, 2015, our data asset consists of our contacts databases that manage approximately 100 million contact profiles and connections from more than 2,900 customers based in 19 countries. Our contacts databases, which we refer to as contact stores, are automatically updated with the most current contact information, thereby eliminating the need for time consuming manual updates and reducing the likelihood of missing or out-of-date information. Contact profiles are also simultaneously enriched by geographic, situational and other real-time data. Our contact stores are repositories for all contact details, attributes and business rules and preferences, such as a person’s location, language spoken, special needs, technical certifications and on-call status. The breadth of our databases allowed us to deliver approximately 300 million communications in 2014 and has allowed us to deliver more than 500 million communications in 2015 to date.

•	Robust Security, Industry Certification and Compliance. Our platform is built on a secure and resilient infrastructure with multiple layers of redundancy. Many of our enterprise applications are designed to meet rigorous security and compliance requirements for financial services firms, healthcare institutions, the U.S. federal government and other regulated industries, including facilitating compliance with standards imposed by FINRA and HIPAA. We maintain multiple local contact stores across North America and Europe to ensure that we meet local data privacy requirements, such as the data protection laws implemented by the European Union Member States under Directive 95/46 EC, and we seek to follow and comply with guidelines and rules established by local or national telecommunications regulatory bodies, such as the Telecom Regulatory Authority of India, or TRAI. In addition, we work directly with multiple telecommunications providers to ensure we meet local messaging requirements, which also vary by country.

•	Globally Local. Our platform is designed to be utilized globally while accounting for local cultural, linguistic, regulatory and technological differences. We have direct relationships with suppliers and carriers in multiple countries to ensure delivery in compliance with local, technical and regulatory requirements. We have localized our user interface in 14 languages and dialects that are spoken by more than 60% of the world’s population. We deliver communications to more than 200 countries and territories and work with multiple SMS providers to identify and overcome regulatory hurdles. We deploy and actively manage an optimal mix of redundant message-based communication paths to ensure high delivery and response rates for text-based communications. Where applicable, we follow and comply with guidelines and rules established by local or national telecommunications regulatory bodies, which affords us a competitive differentiation.

•	Next-Generation, Open Architecture. We developed our platform over the last decade to easily integrate our applications with other systems. Our solutions provide open APIs and configurable integrations, enabling our platform to work with our customers’ and partners’ pre-existing processes and solutions, increasing the business value we deliver. This allows customers’ to integrate third-party applications to configure solutions that best leverage our global unified critical communications platform. As technology continues to evolve, our open next-generation platform allows us to rapidly integrate new innovations, such as IoT connected devices, and remain critical to our customers’ ongoing and future needs.

•	Actionable Reporting and Analytics. Our platform provides both real-time dashboards and ad-hoc reporting across notifications, incidents and contacts. This information is easily accessed for required after-event reviews, continuous communication process improvements and regulatory compliance. Our platform also provides longer term historical information on past communication events for users who have compliance and regulatory reporting needs.

Our Growth Strategy

We intend to drive growth in our business by building on our position as a leading global provider of unified critical communications. Key elements of our growth strategy include:

•	Accelerate Our Acquisition of New Customers. We believe we are in the early stages of penetration of the large and growing unified critical communications market. We intend to capitalize on our growing portfolio of applications and the technological advantages of our unified critical communications platform to continue to attract new customers. In parallel we plan to attract new customers by investing in sales and marketing and expanding our channel partner relationships. We have grown our salesforce on average 40% per year over the last three years and we have grown our number of net new customers by 239% over that time.

•	Further Penetrate Our Existing Customers. With revenue retention rates of over 110% for each of the last two years, we believe that there is a significant opportunity within our existing customer base to expand their use of our platform, both by selling to our existing customers new applications and features and selling to additional departments in their organizations. Our pricing model is based on the number of applications subscribed to and, per application, the number of people, locations and things connected to our platform as well as volume of communications, which allows us to capture more spend as our customers grow. While our platform currently includes six different critical communications applications, one of these applications was introduced in the middle of 2014 and three were not introduced until 2015. Accordingly, we believe that we have a significant opportunity to increase the lifetime value of our customer relationships as we educate customers about the benefits of our current and future applications that they do not already utilize.

•	Develop New Applications to Target New Markets and Use Cases. Our platform is highly flexible and can support the development of new applications to meet evolving critical communications challenges. We intend to continue to develop new applications for use cases in a variety of new markets and leverage our platform and existing customer relationships as a source of new applications, industry use cases, features and solutions. We have a disciplined process for tracking, developing and releasing new applications and features that are designed to provide our customers with a strong value proposition.

•	Expand Our International Footprint. For the year ended December 31, 2014, approximately 14% of our revenue was derived from customers located outside of the United States and we therefore believe that we have a significant opportunity to grow our international footprint. We intend to continue to expand our local presence in regions such as Europe, the Middle East and Asia to leverage our direct relationships with local carriers and our ability to deliver messages to over 200 countries and territories in 14 languages and dialects, as well as expand our channel partnerships, in order to capitalize on this significant opportunity, and also to opportunistically consider expanding in other regions.

•	Maintain Our Technology and Thought Leadership. We will continue to invest in our unified critical communications platform and our applications to maintain our technology leadership position. We believe we have a competitive advantage through our commitment to innovation and thought leadership that has enabled us to take market share from our competitors and accelerate our growth. For example, we continue to enhance Everbridge University as a comprehensive best practices and critical communications learning environment, which we believe provides substantial value to our customers and supports our industry position. Over the last three years, Everbridge University online sessions have grown to deliver nearly 450,000 lessons.

•	Opportunistically Pursue Acquisitions. We plan to selectively pursue acquisitions of complementary businesses, technologies and teams that allow us to penetrate new markets and add features and functionalities to our platform. Our management team has completed a significant number of M&A transactions during their careers and we plan to leverage their proven track record of successfully sourcing, executing and integrating acquisitions as we pursue new opportunities.

Our Platform

Since inception, our SaaS-based unified critical communications platform was architected on a single code base to deliver multi-tenant capability and the speed, scale and resilience necessary to communicate globally when a serious event occurs. Our platform is designed to address both the emergency and operational components of a critical communications program. Our platform is capable of providing two-way communications and verified delivery in accordance with our customers’ escalation policies. Our platform has multi-modal communications reach, including redundant global SMS and voice delivery capabilities, and is designed to comply with local, technical and regulatory requirements, which we believe has provided us with a competitive advantage. For example, we believe that our early deployment of local SMS codes intended to comply with rules established by the TRAI allowed us to increase our SMS delivery success rates in India.

Additional core attributes of our platform include:

•	Multi-tenant architecture that supports multiple layers of redundancy to maximize uptime and delivery of critical content, regardless of volume or throughput requirements.

•	Dynamic spatial/geographic information system capability to geo-target communications by zip code, street address or a specific radius from a location.

•	Support for two-way communications and alerting on over 100 different devices and endpoints, including landline and wireless phones, hand-held communication and other voice-capable devices, satellite, SMS, two-way radios, outdoor digital signage, sirens and internet enabled devices.

•	Designed to meet rigorous security and compliance requirements for financial services firms, healthcare institutions, the U.S. federal government and other regulated industries, including facilitating compliance with health care requirements such as HIPAA privacy and security standards.

•	Extensive set of APIs and configuration capabilities to allow customers and partners to easily integrate our platform with other systems. Our APIs’ two-way invocation capabilities enable third-party systems to flexibly and easily integrate with our platform.

•	Supports easy-to-use native mobile applications, including multiple secure mobile applications for message initiation, management and reporting.

•	Supports push notifications and two-way conversations that enable mobile users to send and receive secure messages such as text, pictures, videos and the users’ current geographic locations.

Our Contact Stores

Our contact stores manage approximately 100 million contact profiles and connections from more than 2,900 customers based in 19 countries as of June 30, 2015. They can be continuously and automatically updated with the most current contact information and are simultaneously enriched by geographic, situational and other real-time data. Our contact stores are repositories for all contact details, attributes and business rules and preferences, such as a person’s location, language spoken, special needs, technical certifications and on-call status. The breadth of our databases has allowed us to deliver approximately 300 million communications in 2014 and has allowed us to deliver more than 500 million communications in 2015 to date.

We leverage the data contained in our contact stores in a number of significant ways. Our data asset across multiple verticals enables us to develop best practices for reaching the intended contact, on the correct device, at the right location, at the appropriate time. We also use this data to better understand our customer base and their emerging use cases in order to improve our existing applications and develop new applications.

Everbridge Publishing Network

An important component of our platform is our Everbridge Publishing Network, which allows our customers to share relevant situational awareness information with each other. Public safety agencies, for example, can publish information to the Everbridge Publishing Network about incidents that might prove disruptive to the movement of people, goods and services for businesses within a certain area. If any of those businesses are also customers of ours, they will receive this information from a source they know is vetted and reliable, and will be able to take timely steps to mitigate or remediate the situation.

Our Applications

Through our unified critical communications platform, we deliver reliable enterprise-ready applications that provide organizations with the ability to deliver contextual communications in any volume, in near real time. We have designed our applications’ user interface to be easy to use. We understand that since some of our applications will be utilized to send large volumes of messages to key stakeholders during stressful situations, streamlining the user interface to reduce user errors and anxiety is essential. We conduct extensive usability testing and design reviews with our stakeholders, and have applied in our designs the lessons learned over more than a decade of working with critical communications users and professionals.

Our applications enable:

•	Communications to key stakeholders during emergency situations.

•	Corporate communications with customers and employees.

•	Automated outreach to on-call personnel.

•	Securely designed and efficiently implemented communications among healthcare providers and patients.

•	Community engagement and collaboration with citizens and businesses.

•	Workgroup collaboration on mobile devices.

•	Critical IoT communications between machines and from machines to people when human intervention is needed.

Our applications include:

•	Mass Notification. Our secure, scalable and reliable Mass Notification application is our most established application and enables enterprises and governmental entities to send contextually aware notifications to individuals or groups to keep them informed before, during and after critical events. We provide robust analytics, map-based targeting, flexible group management, distributed contact data, language localization, multiple options for contact data management and a globally-optimized approach to voice and SMS routing. We also support community engagement functionality, which provides a direct link between residents and emergency management departments with the goal of fostering public safety.

•	Incident Communications. Our incident management application enables organizations to automate workflows and make their communications contextually relevant using drag and drop business rules to determine who should be contacted, how they should be contacted and what information is required. We believe that this application decreases costly human errors and reduces downtime, while simultaneously capturing required compliance information. We also support cross-account collaboration and situational intelligence sharing during crises for corporations and communities.

•	IT Alerting. Our IT alerting application enables IT professionals to alert and communicate with key members of their teams during an IT incident or outage, including during a cyber security breach. The application integrates with IT service management platforms, including ServiceNow, and uses automatic escalation of alerts, on-call scheduling and mobile alerting to automate manual tasks and keep IT teams collaborating during an incident. We also provide real-time shift calendars with integrated on-call notifications to help users better manage employee resources and get the right message to the right person, at the right time through automated staffing.

•	Secure Mobile Communications. Our secure mobile messaging application meets the compliance and security requirements of organizations that need to provide an alternative way for their employees to communicate and share nonpublic information. HipaaChat, which is designed for medical professionals, facilitates HIPAA-compliant communications that eliminates the need for pagers and other single use devices. HipaaChat also facilitates telemedicine by allowing medical professionals to hold video conferences with patients and other medical professionals as well as share medical imaging, lab results and other critical information. We also enable financial services organizations’ employees and customers to securely communicate via text, voice, and video, while remaining FINRA compliant.

•	Internet of Things. Our IoT Communications application enables customers to extend traditional machine-to-machine communication to people when required. Through our secure communications channels, our critical communications engine can integrate directly with medical devices, workplace security controls, public infrastructure and other systems to either activate the device, confirm activation, or mobilize people for interaction and response.

•	Community Engagement. Our community engagement application integrates emergency management and community outreach by providing local governments with a unified solution to connect residents to both their public safety department, public information resources, and neighbors via social media and mobile applications. This creates a stronger and more engaged community improving the communication reach for emergency personnel, while providing residents with real-time emergency and community information, and allows residents to anonymously opt-in and provide tips.

Our Technology

The design and development of our critical communications platform includes the following key attributes:

•	Robust, Enterprise-Grade Scalability and Reliability. Given the mission-critical nature of our solutions, our multi-tenant platform was designed to provide a robust, high level of resiliency, scalability and redundancy. We use multiple geographically distributed service providers and communications carriers to achieve a high degree of redundancy, fault tolerance and cost-effective operations. We have multiple layers of redundancy and a horizontal scaling model across our infrastructure to deliver high availability and performance. Our redundant data centers are located in Los Angeles, California; Denver, Colorado; San Francisco, California; and Toronto, Canada as well as in Germany, the United Kingdom and the Netherlands. Similarly, we leverage redundant downstream communications providers to enable our services to remain uninterrupted even if a particular provider encounters technical difficulties.

•	Multi-Modal, Globally Local Communications Delivery. We optimize international call routing to enable higher voice quality, improved delivery rates during emergencies and the ability to configure local caller IDs to improve recognition and answer rates. We also work with multiple SMS providers to identify regulatory hurdles and deploy and actively manage an optimal mix of national and international SMS codes to ensure high delivery and response rates.

•

Security and Compliance.  Our security and data protection policies and controls are based on the Federal Information Security Management Act risk management framework defined by the National Institute of Standards and Technology, or NIST, special publication, or SP, 800-37. To meet the rigorous standards of our enterprise and government customers, an independent and accredited third-party security assessment firm annually verifies our compliance with over 800 security and data protection requirements detailed in NIST SP 800-53. Through this process, we map our compliance with other security and data privacy frameworks including ISO 27001 and HIPAA. In addition, we hold certifications including SysTrust Statement on Standards for Attestation Engagements No. 16, Service Operations Controls 2 & 3 and operate in accordance with the TRUSTe Data Privacy Seal and EU/US Safe Harbor Framework for personal data. We have also been awarded approvals by the U.S.

Department of Homeland Security, or DHS, that enable us to receive priority treatment for vital voice and data circuits or other telecommunications services. Most recently, our unified critical communications solutions received designation under the Support Anti-terrorism by Fostering Effective Technology Act of 2002, or SAFETY ACT, and certification by DHS that places us on the approved product list for homeland security and provides us with the highest level of liability protection available under the SAFETY ACT. The certification similarly protects our customers from legal liability claims arising from acts of terrorism, as contemplated by the SAFETY ACT.

•	Hybrid Infrastructure. To provide highly scalable and global solutions, we employ redundant, geographically diverse production implementations of our platform infrastructure in multiple SOC 2-compliant data center facilities in North America and Europe. Within each data center, we utilize a hybrid-cloud architecture that enables us to leverage both proprietary and third-party infrastructure services to enable “on-demand” capacity and performance without substantial upfront investment. Our hybrid-cloud architecture enables our customers to select the location in which to store their contact data, allowing for compliance with local and international data privacy laws. Our architecture also enables our platform to dynamically determine the best location from which to deliver critical communications on behalf of our customers and solves many international communications delivery challenges by utilizing in-country or in-region telephony, messaging and data communication providers. Our infrastructure is continuously maintained and monitored by dedicated engineers based in redundant network operations centers in the Los Angeles and Boston areas.

Our Comprehensive Customer Support Services

We are committed to the success of our customers. We demonstrate this commitment by offering a comprehensive set of support services to help our customers get started quickly, follow best practices, and realize on-going value from our unified critical communications solution. Our support services include:

•	Rapid Onboarding. We leverage a proven methodology and domain expertise, honed through thousands of customer onboardings worldwide, to enable rapid use of our platform and compliance with industry best practices. Promptly after a customer purchases one or more of our applications, our dedicated onboarding team begins to configure our solutions to meet the customer’s needs, including specific messages and scenarios, ad-hoc report templates and incident communications reviews. The onboarding service incorporates years of critical communications experiences, including our critical communications certification training through Everbridge University, to improve customer success.

•	Everbridge University. We offer online education, training and professional development through Everbridge University, with role-based training modules that can be customized to meet a customer’s needs and that can facilitate formalized knowledge transfer and ensure ongoing self-sufficiency. Everbridge University is available anytime, online and is configured for self-paced use. To date, Everbridge University has delivered nearly 450,000 online training lessons.

•	Dedicated Account Management. We assign dedicated account managers to all customers. Our account managers work exclusively with customers in a specific industry so they understand the applicable needs and challenges. They act as informed guides to help our customers make effective decisions in deploying our applications. Account managers perform regular service reviews and post-incident analyses of customer communications to incorporate communication best practices, and recommend additional applications to meet the customer’s critical communications needs.

•	24/7 Technical Support & Emergency Live Operator Service. We have established geographically redundant technical support centers in the Los Angeles, California; Boston, Massachusetts; and London, United Kingdom areas. From these support centers, we offer our customers 24/7 support by phone, email or through our online support center. In addition, our support centers offer a 24/7 emergency live operator service to assist customers with sending critical communications.

•	Premium Support Services. With an understanding of the critical role that our solution plays, we have invested in assembling an expert professional services organization to deliver premium support service packages to our customers. Our professional services team includes certified emergency management and critical communications practitioners. Our premium support services address the unique challenges of customers’ organizational structures, operational requirements, implementation and training needs. We believe that we help customers achieve faster time-to-value by providing on-site project management, consultation with a certified critical communications professional, creation of client-specific message and scenarios, development of ad-hoc report templates and on-site emergency and incident communications reviews.

Our Customers

Our customer base has grown from 878 customers at the end of 2011 to more than 2,900 customers as of June 30, 2015. We define a customer as a contracting entity from which we are recognizing revenue, either directly or through a channel partner. We do not include customers of our wholly-owned subsidiary, Microtech, which generates an immaterial amount of our revenue in any given year. As of June 30, 2015, our customers were based in 19 countries and included seven of the 10 largest U.S. cities, seven of the 10 largest U.S.-based investment banks, four of the 10 largest U.S.-based health care providers and more than 100 organizations in the Fortune 1000. We provide solutions to customers of varying sizes, including enterprises, small businesses, non-profit organizations, educational institutions and government agencies. Our customers span a wide variety of industries including technology, energy, financial services, transportation, healthcare and life sciences, manufacturing, media and entertainment, retail, higher education and professional services. No customer contributed more than 3% of our total revenue in 2014.

Sales and Marketing

Our sales and marketing organizations collaborate to create brand preference, efficiently and effectively generate leads, build a strong sales pipeline and cultivate customer relationships to help drive revenue growth. Our go-to-market strategy consists of a strong thought-leadership program, digital marketing engine and a diversified sales organization designed to efficiently sell across vertical markets to organizations of all sizes. We have dedicated sales teams focused on corporate customers, government customers and healthcare organizations, which covers U.S. federal, state and local governmental entities.

Sales

We sell our solutions through our direct inside sales team, a direct field sales team and a growing partner channel. Our global sales teams focus on both new customer acquisition and up-selling and cross-selling additional and new offerings, respectively, to our existing customers. Our sales teams are organized by geography, consisting of the Americas; Europe, the Middle East and Africa, or EMEA; as well as by target organization size. Our inside sales team focuses typically on small and middle-market transactions, while larger or more complex transactions are generally handled by our direct field sales teams. Our highly trained sales engineers help define customer use cases, manage pilots and train channel partners.

In addition to the vertical and geographic distribution of our salesforce, we have dedicated teams of account executives focused on net new accounts, account managers responsible for renewal and growth of existing accounts, and business development representatives targeting new and growth business opportunity creation. Our sales representatives use phone, email and web meetings to interact with prospects and customers. In 2014, we made a significant investment in our sales organization, growing our headcount by 53%. We intend to continue to invest in building our global sales and go-to-market organizations.

We also sell through channel partners both domestically and internationally. To help integrate our applications with other third-party services and take advantage of current and emerging technologies, we seek to enter into alliances with leading technology companies.

Marketing

We focus our marketing efforts on increasing the strength of the Everbridge brand, communicating product advantages and business benefits, generating leads for our salesforce and channel partners and driving product adoption. We deliver targeted content to demonstrate our thought leadership in unified critical communications best practices and use digital advertising methods to drive conversion of potential prospects, which convert to opportunities for our sales organization.

Our marketing team focuses on inbound marketing through our industry-leading content, resources, and sharing customer best practices. We rely on multiple marketing and sales automation tools to efficiently market to, and automatically identify qualified individuals using product and industry specific criteria. We use multiple marketing tactics to engage with prospective customers including: email marketing, event marketing, print and digital advertising, and webinar events. We engage with existing customers to provide vertically-based education and awareness and to promote expanded use of our current and new software offerings within these customers. We also host regional and national events to engage both customers and prospects, deliver product training and foster community.

Research and Development

We invest substantial resources in research and development and leverage offshore development in multiple geographies to implement a “follow the sun” engineering strategy and to increase the efficiency of our overall development efforts. We enhance our core technology platform and applications, develop new end market-specific solutions and applications, and conduct application and quality assurance testing. Our technical and engineering team monitors and tests our applications on a regular basis, and we maintain a regular release process to refine, update, and enhance our existing applications. Research and development expense totaled $5.1 million, $5.7 million, $7.4 million and $2.7 million for 2012, 2013, 2014 and the three months ended March 31, 2015, respectively.

Our Competition

The market for unified critical communications is highly fragmented, intensely competitive and constantly evolving. We compete with an array of established and emerging companies, many of whom are single product or single market focused, as well as in-house solutions. With the introduction of new technologies and market entrants, we expect that the competitive environment to remain intense going forward. The primary competitors for our Mass Notification and Incident Communications applications include: AtHoc, Inc., Emergency Communications Network, F24 AG, Enera Inc., SWN Communications Inc., SunGard Data Systems Inc. and xMatters, Inc. The primary competitors for our IT Alerting application include: PagerDuty, Inc. and xMatters, Inc. The primary competitors for our Secure Messaging application include: DocHalo, LLC, Spok, Inc., Perfect Serve, Inc. and TigerText, Inc.

We compete on the basis of a number of factors, including:

•	product functionality, including local and multi-modal delivery in international markets;

•	breadth of offerings;

•	performance, security, scalability and reliability;

•	compliance with local regulations and multi-language support;

•	brand recognition, reputation and customer satisfaction;

•	ease of implementation, use and maintenance; and

•	total cost of ownership.

We believe that we compete favorably with respect to all of these factors and that we are well positioned as a leading provider of unified critical communications.

Intellectual Property

Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary technologies. To safeguard these rights, we rely on a combination of patent, trademark, copyright and trade secret laws and contractual protections in the United States and other jurisdictions.

As of June 30, 2015, we had eight issued patents and five patent applications pending in the United States and one patent application pending under the European Patent Convention relating to our U.S. applications. We cannot assure you that any patents will issue from any patent applications, that patents that issue from such applications will give us the protection that we seek or that any such patents will not be challenged, invalidated, or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers.

We have registered the “Everbridge” and “Nixle” names in the United States, and have registered the “Everbridge” name in the European Union. We have registrations and/or pending applications for additional marks in the United States; however, we cannot assure you that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights.

We also license software from third parties for integration into our offerings, including open source software and other software available on commercially reasonable terms. We cannot assure you that such third parties will maintain such software or continue to make it available.

We are the registered holder of a variety of domestic and international domain names that include everbridge.com, as well as similar variations on that name.

In order to protect our unpatented proprietary technologies and processes, we rely on trade secret laws and confidentiality agreements with our employees, consultants, vendors and others. Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Further, the contractual provisions that we enter into may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights.

If we become more successful, we believe that competitors will be more likely to try to develop solutions that are similar to ours and that may infringe our proprietary rights. It may also be more likely that competitors or other third parties will claim that our solutions infringe their proprietary rights.

Patent and other intellectual property disputes are common in our industry and we have been involved in such disputes from time to time in the ordinary course of our business. Some companies, including some of our competitors, own large numbers of patents, copyrights and trademarks, which they may use to assert claims against us. Third parties may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against us. They may also assert such claims against our customers whom we typically indemnify against claims that our solution infringes, misappropriates or otherwise violates the intellectual property rights of third parties. As the numbers of products and competitors in our market increase and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business.

Culture and Employees

We believe that our culture has been a key contributor to our success to-date and that the critical nature of the solutions that we provide promotes a sense of greater purpose and fulfillment in our employees. We have invested in building a strong corporate culture and believe it is one of our most important and sustainable sources of competitive advantage.

As of June 30, 2015, we had 369 full-time employees, including 83 in data center operations and customer support, 134 in sales and marketing, 99 in research and development and 53 in general and administrative. As of June 30, 2015, we had 278 full-time employees in the United States and 91 full-time employees internationally. None of our U.S. employees are covered by collective bargaining agreements. We believe our employee relations are good and we have not experienced any work stoppages.

Facilities

Our principal executive offices are located in Burlington, Massachusetts, where we occupy an approximately 35,000 square-foot facility under a lease expiring on May 30, 2017, and in Glendale, California, where we occupy an approximately 14,000 square-foot facility under a lease expiring on May 31, 2016. We also have offices in San Francisco, California; Windsor, United Kingdom; Colchester, United Kingdom and Beijing, China.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors as of June 30, 2015:

Name	Age	Position(s)
Executive Officers
Jaime Ellertson	58	President, Chief Executive Officer and Chairman of the Board of Directors
Kenneth S. Goldman	56	Senior Vice President, Chief Financial Officer and Treasurer
Imad Mouline	45	Senior Vice President and Chief Technology Officer
Scott Burnett	49	Senior Vice President, Operations
Yuan Cheng	44	Senior Vice President, Engineering
Nicholas Hawkins	53	Managing Director, EMEA
Gary Phillips	55	Senior Vice President, Sales

Non-Employee Directors
Richard D’Amore	61	Director
Bruns Grayson	68	Director
David Henshall	47	Director
Kent Mathy	56	Director
Cinta Putra	49	Director

Executive Officers

Jaime Ellertson has served as our President and Chief Executive Officer since September 2011 and as Chairman of our board of directors since March 2011, after joining our board of directors in April 2010. From November 2010 to September 2011, Mr. Ellertson was Chief Executive Officer and chairman of the board of directors of CloudFloor Corporation, a provider of cloud solutions, which we acquired in 2011. Previously, Mr. Ellertson served as the Chief Executive Officer and President and as a member of the board of directors of Gomez Inc., a company specializing in monitoring and managing website data and web application performance, from December 2005 to October 2010. From 2000 to July 2005, Mr. Ellertson served as Chief Executive Officer and President and as a member of the board of directors of S1 Corporation, a software provider to the financial services marketplace, which was acquired by ACI Worldwide Inc. He also previously served as chairman of the board of directors and Chief Executive Officer of Interleaf, Inc., a provider of software tools for e-content management, from 1997 until its acquisition by BroadVision, Inc. in April 2000, after which he served as Executive Vice President and General Manager of Worldwide Strategic Operations for BroadVision, a provider of self-service applications, until November 2000. Earlier in his career, Mr. Ellertson founded several software companies including Openware Technologies Inc., Document Automation Corporation and Purview Technologies Inc. Since June 2014, Mr. Ellertson has served as chairman of the board of directors of hVIVO PLC, a viral challenge and services company, and since August 2012, Mr. Ellertson has served as a member of the board of directors of PeopleFluent, a provider of human capital management software and services. From December 2010 to December 2014, Mr. Ellertson served as a member of the board of director of Qvidian, a provider of cloud-based sales execution solutions. Our board of directors believes that Mr. Ellertson’s business expertise and his daily insight into corporate matters as our Chief Executive Officer qualify him to serve on our board of directors.

Kenneth S. Goldman has served as our Senior Vice President and Chief Financial Officer since April 2015. From July 2014 to March 2015, Mr. Goldman was Executive Vice President and Chief Financial Officer of Fiksu, Inc., a provider of mobile application marketing technologies. Previously, Mr. Goldman served as Executive Vice President and Chief Financial Officer of Black Duck Software, Inc., an open source software solutions provider, from March 2008 to July 2014, as Senior Vice President, Chief Financial Officer and a member of the board of directors of Salary.com, a provider of compensation management software, from March 2006 to February 2008, as a principal and Mirus Capital Advisors, Inc., an investment banking firm, from April 2004 to March 2006. Earlier in his career, Mr. Goldman held financial executive leadership positions at LODESTAR Corporation, a provider of software solutions for energy market participants that was acquired by Oracle Corporation, Student Advantage, Inc., a provider of marketing and commerce solutions aimed at college students, and MediaMap, Inc., a provider of workflow and database management solutions that was acquired by Cision, Inc. Mr. Goldman began his career at KPMG LLP. He is a CPA and holds a B.S. in accounting and managerial law & public policy, from the Martin J. Whitman School of Management at Syracuse University.

Imad Mouline has served as our Senior Vice President and Chief Technology Officer since September 2011. From March 2011 to September 2011, Mr. Mouline was Chief Technology Officer of CloudFloor. Previously, Mr. Mouline served as Chief Technology Officer of Compuware Corporation’s Application Performance Management Solutions division from November 2009 to March 2011, as Chief Technology Officer of Gomez from January 2006 to November 2009 and as Chief Technology Officer of S1 from June 2001 to October 2005. Earlier in his career, Mr. Mouline held positions at BroadVision and Interleaf. Mr. Mouline holds an S.B. in Management Science / Information Technology from the Massachusetts Institute of Technology.

Scott Burnett has served as our Senior Vice President, Operations since March 2013. From March 2011 to March 2013, Mr. Burnett served as Executive Vice President, Product Development, Engineering and Operations for Axeda Corporation, a provider of software for connected products that was acquired by PTC. Previously, Mr. Burnett served as Vice President, Global Engineering and Operations of Compuware’s Application Performance Management Solutions division from January 2010 to March 2011 and as Vice President, Global Engineering and Operations of Gomez, from September 2007 to January 2010. Earlier in his career, Mr. Burnett held positions at Arbor Networks, a provider of network security solutions, ModusLink Global Solutions, Inc. (formerly CMGI, Inc.), an Internet investment and holding company, and Liberty Global plc, a telecommunications company. Mr. Burnett holds a B.S.E.E. in electrical engineering and computer science from the Georgia Institute of Technology and an M.S.E.E. in electrical engineering and communication systems management from Southern Methodist University.

Yuan Cheng has served as our Senior Vice President, Engineering since April 2012. From March 2011 to April 2012, Mr. Cheng served as Chief Executive Officer of Hypersun Group Ltd., an internet and software engineering services firm, which we acquired in 2012. Previously, Mr. Cheng served as General Manager of Gomez’s China operations from March 2006 to February 2011 and as manager of the BroadVision Commerce product at BroadVision from January 2001 to January 2006. Mr. Cheng holds a B.E. in precisions instruments from Tsinghua University and a Ph.D. in mechanical engineering from the Massachusetts Institute of Technology.

Nicholas Hawkins has served as our Senior Vice President, Europe since April 2015. From March 2012 to March 2015, Mr. Hawkins served as Vice President of Sales, EMEA at Trustwave Holdings, Inc., an information security company, from January 2010 to January 2012, Mr. Hawkins served as Vice President, EMEA Managed Service Products at M86 Security Ltd., an information security company, and from January 2008 to December 2009, Mr. Hawkins served as Vice President, EMEA Sales at M86 Security. Earlier in his career, Mr. Hawkins held sales positions at Marshal Systems Ltd., a global information security company, and MessageLabs, an integrated messaging and web security services company that was acquired by Symantec Corporation. Mr. Hawkins joined the Metropolitan Police in 1980 and served as an operational police officer in London for 10 years.

Gary Phillips has served as our Senior Vice President, Sales since January 2012. From March 2010 to December 2011, Mr. Phillips served Vice President, North American Sales of Compuware’s Application Performance Management Solutions division and as Vice President, North American Sales of Gomez from September 2009 to March 2010. Previously, Mr. Phillips served as Chief Executive Officer of Marathon Technologies Corp., a software and network technology company, from May 2005 to July 2009. Earlier in his career, Mr. Phillips held positions at Avaki, a provider of enterprise network solutions, BroadVision and Interleaf, a provider of software products for the publishing industry. Mr. Phillips holds a B.S. in business administration and marketing from Plymouth State University.

Non-Employee Directors

Richard D’Amore has served as a member of our board of directors since April 2015. Mr. D’Amore has been a General Partner of North Bridge Venture Partners, an early-stage venture capital and growth equity firm, since its inception in 1994. From 1982 until starting North Bridge, Mr. D’Amore served in various roles at Hambro International Equity Partners. Previously, Mr. D’Amore worked as a consultant at Bain and Company and as a certified public accountant with Arthur Young and Company. Mr. D’Amore has served as a member of the board of directors of Veeco Instruments, Inc., a developer and manufacturer of electronics equipment, since 1990. From 1997 to 2010, Mr. D’Amore served as a member of the board of directors of Phase Forward Incorporated, a provider of software solutions for clinical trial and drug safety monitoring that was acquired by Oracle Corporation, from December 1997 to August 2010. Mr. D’Amore holds a B.S. in business from Northeastern University and an M.B.A. from Harvard Business School. Our board of directors believes that Mr. D’Amore’s broad entrepreneurial experience and his extensive service on public company boards qualify him to serve on our board of directors.

Bruns Grayson has served as a member of our board of directors since 2011. Mr. Grayson is a managing partner at ABS Ventures, a venture capital firm, where he has managed all of the firm’s venture capital partnerships since 1983. Mr. Grayson began his career as a venture capitalist in 1981 at Adler & Co., a venture capital firm. Previously, Mr. Grayson was an associate at McKinsey and Co., a management consulting firm. From May 2009 to December 2013, Mr. Grayson served as a member of the board of directors of Active Network, Inc., a provider of cloud computing applications. Mr. Grayson holds a B.A. in history from Harvard College, an M.A. in politics and philosophy from Oxford University and a J.D. from the University of Virginia Law School. Our board of directors believes that Mr. Grayson’s experience investing in technology business and his service on numerous private and public company boards qualify him to serve on our board of directors.

David Henshall has served a member of our board of directors since July 2015. Mr. Henshall has served as Executive Vice President and Chief Financial Officer of Citrix Systems, Inc., a provider of workplace mobility solutions, since September 2011 and as Citrix’s Chief Operating Officer since February 2014. Mr. Henshall served as Citrix’s Acting Chief Executive Officer and President from October 2013 to February 2014. From January 2006 to September 2011, Mr. Henshall served as Citrix’s Senior Vice President and Chief Financial Officer, and from April 2003 to January 2006, he served as Citrix’s Vice President and Chief Financial Officer. Our board of directors believes that Mr. Henshall’s financial expertise and experience on the technology industry qualify him to serve on our board of directors.

Kent Mathy has served as a member of our board of directors since August 2012. Since November 2013, Mr. Mathy has served as a President, Southeast Region of AT&T Mobility. From November 2008 to November 2013, Mr. Mathy was President, North Central Region for AT&T Mobility, and from December 2007 to November 2008, he was President, Small Business for AT&T Mobility. From January 2003 to December 2007, he was President, Business Markets Group at the former Cingular Wireless. Earlier in his career, Mr. Mathy held a variety of management positions at AT&T over a period of 18 years. Mr. Mathy holds a B.A. in marketing from the University of Wisconsin-Oshkosh and attended the University of Michigan, Executive Program in 1993. Our board of directors believes Mr. Mathy’s experience in the telecommunications industry qualifies him to serve on our board of directors.

Cinta Putra has served as a member of our board of directors since November 2002. Ms. Putra was a co-founder of Everbridge and served as our Chief Executive Officer from November 2002 to September 2011 and as our Chief Financial Officer and Senior Vice President, Business Operations from September 2011 to November 2014. Our board of directors believes that Ms. Putra’s deep understanding of our business and technology and her role as a co-founder of our company qualify her to serve on our board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Composition

Our board of directors currently consists of six members. Each director is currently elected to the board of directors for a one-year term, to serve until the election and qualification of a successor director at our annual meeting of stockholders, or until the director’s earlier removal, resignation or death.

All of our directors currently serve on the board of directors pursuant to the voting provisions of a voting agreement between us and several of our stockholders. This agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors.

In accordance with our amended and restated certificate of incorporation, which will become effective immediately prior to completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	Class I, which will consist of Mr. Ellertson and Ms. Putra, and whose term will expire at our first annual meeting of stockholders to be held after the completion of this offering;

•	Class II, which will consist of Messrs. Henshall and Mathy and whose term will expire at our second annual meeting of stockholders to be held after the completion of this offering; and

•	Class III, which will consist of Messrs. D’Amore and Grayson, and whose term will expire at our third annual meeting of stockholders to be held after the completion of this offering.

Our amended and restated bylaws, which will become effective upon completion of this offering, will provide that the authorized number of directors may be changed only by resolution approved by a majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Messrs. D’Amore, Grayson, Henshall and Mathy representing four of our six directors, are “independent directors” as defined under current rules and regulations of the SEC and the listing standards of the NASDAQ Stock Market. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Our corporate governance guidelines provide that one of our independent directors shall serve as a lead independent director at any time when an independent director is not serving as the chairman of the board of directors. Our board of directors has appointed Mr. Grayson, effective upon the completion of this offering, to serve as our lead independent director. As lead independent director, Mr. Grayson will preside over periodic meetings of our independent directors, coordinate activities of the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

Our board of directors has established an audit committee and a compensation committee and intends to establish a nominating and corporate governance committee in connection with this offering, each of which has the composition and responsibilities described below. From time to time, our board of directors may establish other committees to facilitate the management of our business.

Audit Committee

Our audit committee consists of three directors, Messrs. D’Amore, Henshall and Mathy, each of whom our board of directors has determined satisfies the independence requirements for audit committee members under the listing standards of the NASDAQ Stock Market and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Each member of our audit committee meets the financial literacy requirements of the listing standards of the NASDAQ Stock Market. Mr. D’Amore is the chairman of the audit committee and our board of directors has determined that Mr. D’Amore is an audit committee “financial expert” as defined by Item 407(d) of Regulation S-K under the Securities Act. The principal duties and responsibilities of our audit committee include, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions;

•	obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective immediately prior to the completion of this offering that satisfies the applicable rules of the SEC and the listing standards of the NASDAQ Stock Market.

Compensation Committee

Our compensation committee consists of three directors, Messrs. D’Amore, Grayson and Mathy, each of whom our board of directors has determined is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act and an outside director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. Mr. Grayson is the chairman of the compensation committee. The composition of our compensation committee meets the requirements for independence under current listing standards of the NASDAQ Stock Market and current SEC rules and regulations. The principal duties and responsibilities of our compensation committee include, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	reviewing and approving, or recommending that our board of directors approve, the terms of compensatory arrangements with our executive officers;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective immediately prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the NASDAQ Stock Market.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee, which will be established prior to the completion of this offering, will consist of three directors, Messrs. Grayson, Henshall and Mathy. Mr. Henshall will be the chairman of the nominating and corporate governance committee. The composition of our nominating and governance committee meets the requirements for independence under current listing standards of the NASDAQ Stock Market and current SEC rules and regulations. The nominating and corporate governance committee’s responsibilities include, among other things:

•	identifying, evaluating and selecting, or recommending that our board of directors approve, nominees for election to our board of directors and its committees;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing an annual evaluation of the board’s performance.

Our nominating and governance committee will operate under a written charter, to be effective immediately prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the NASDAQ Stock Market.

Code of Business Conduct and Ethics

In connection with this offering, we intend to adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. Following the completion of this offering, the Code of Conduct will be available on our website at www.everbridge.com. The nominating and corporate governance committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

EXECUTIVE AND DIRECTOR COMPENSATION

2014 Summary Compensation Table

The following table sets forth information regarding compensation earned with respect to the year ended December 31, 2014 by our principal executive officer and the next two most highly compensated executive officers in 2014, as well as our former Chief Financial Officer and Senior Vice President, Business Operations. These individuals are our named executive officers for 2014.

Name and Principal Position	Salary		Bonus		Option Awards(1)	Non-equity Incentive Plan Compensation(2)	All Other Compensation	Total
Jaime Ellertson(3) President, Chief Executive Officer and Chairman of the Board of Directors	$250,000		$—		$—	$214,800	$75,000(4)	$539,800

Scott Burnett Senior Vice President, Operations	220,000		—		77,000	91,431	—	388,431

Gary Phillips Senior Vice President, Sales	225,000		50,000	(5)	—	94,056	—	369,056

Cinta Putra(6) Former Chief Financial Officer and Senior Vice President, Business Operations	256,066	(7)	—		—	144,990	128,031(8)	529,087

(1)	This column reflects the full grant date fair value of options granted during the year as measured pursuant to Financial Accounting Standard Board Accounting Standards Codification Topic 718 (ASC 718) as stock-based compensation in our consolidated financial statements. Unlike the calculations contained in our consolidated financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the named executive officer will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in note (12) to our consolidated financial statements included in this prospectus.

(2)	See “—Employment Arrangements—2014 Bonus Plan” below for a description of the material terms of the plan pursuant to which this compensation was awarded.

(3)	Mr. Ellertson is also a member of our board of directors, but did not receive any additional compensation in his capacity as a director.

(4)	Consists of amounts paid to Mr. Ellertson for company use of his primary residence, vacation residence and boat for company-related events.

(5)	Represents the guaranteed portion of Mr. Phillips’ variable compensation.

(6)	Ms. Putra resigned as our Chief Financial Officer and Senior Vice President, Business Operations in November 2014. Ms. Putra continues to serve as a member of our board of directors, but did not receive any additional compensation in her capacity as a director during the time that she also served as an executive officer.

(7)	Includes $15,681 related to the payout of accrued vacation days.

(8)	Consists of $125,000 in severance payments and $3,031 in COBRA continuation payments paid pursuant to our separation agreement with Ms. Putra.

Outstanding Equity Awards as of December 31, 2014

The following table sets forth certain information about outstanding equity awards granted to our named executive officers that remain outstanding as of December 31, 2014.

	Option awards(1)							Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price(2) ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(3) ($)
Jamie Ellertson	3/1/2011	25,000		—		0.23	3/1/2021	—		—
Scott Burnett	3/11/2013	500,000	(4)	—		0.31	3/11/2023	—		—
	3/11/2013	—		—		—	—	100,000	(5)
	5/2/2013	—		—		—	—	12,000	(6)
	8/5/2013	—		—		—	—	1,860	(6)
	7/31/2014	—		100,000	(7)	1.22	7/31/2024	—		—
Gary Phillips	2/20/2012	446,875		203,125	(8)	0.23	2/20/2022	—		—
	12/31/2013	37,500		112,500	(9)	0.31	12/31/2023	—		—
Cinta Putra(10)	—	—		—		—	—	—		—

(1)	All of the option awards listed in the table above were granted under our 2008 Equity Incentive Plan, the terms of which are described below under “—Equity Incentive Plans.”

(2)	All of the option awards listed in the table above were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors with the assistance of a third-party valuation expert.

(3)	The market price of our common stock is based on the initial public offering price of $ per share.

(4)	Option may be exercised in full prior to vesting, subject to a repurchase right in our favor. Option vests as to 62.5% of the common stock underlying the option on October 1, 2015 and as to 37.5% of the common stock underlying the option in 18 monthly installments thereafter, subject to Mr. Burnett’s continuous service through each vesting date.

(5)	Stock award vests as to 62.5% of the common stock underlying the award on October 1, 2015 and as to 37.5% of the common stock underlying the award in 18 monthly installments thereafter, subject to Mr. Burnett’s continuous service through each vesting date.

(6)	Stock award vests as to 25% of the common stock underlying the award on May 2, 2014 and as to 75% of the common stock underlying the award in 12 equal quarterly installments at the end of each three-month period thereafter, subject to Mr. Burnett’s continuous service through each vesting date.

(7)	Option vests over a four year period as to 25% of the common stock underlying the option on July 31, 2015 and as to 75% of the common stock underlying the option in 12 equal quarterly installments at the end of each three-month period thereafter, subject to Mr. Burnett’s continuous service through each vesting date.

(8)	Option vests over a four year period as to 25% of the common stock underlying the option on February 1, 2013 and as to 75% of the common stock underlying the option in 12 equal quarterly installments at the end of each three-month period thereafter, subject to Mr. Phillips’ continuous service through each vesting date.

(9)	Option vests over a four year period as to 25% of the common stock underlying the option on December 31, 2014 and as to 75% of the common stock underlying the option in 12 equal quarterly installments at the end of each three-month period thereafter, subject to Mr. Phillips’ continuous service through each vesting date.

(10)	Ms. Putra resigned as our Chief Financial Officer and Senior Vice President, Business Operations in November 2014.

See “—Potential Payments upon Termination or Change of Control” and “—Severance Arrangements” for a description of vesting acceleration applicable to stock options held by our named executive officers.

Employment Arrangements

Below are written descriptions of our employment agreements or offer letters, as applicable, with each of our named executive officers, other than Ms. Putra. Each of our named executive officers’ employment is “at will” and may be terminated at any time.

Jaime Ellertson.  We entered into an offer letter agreement with Mr. Ellertson in July 2012 setting forth the terms of his employment. Mr. Ellertson was entitled to an initial annual base salary of $250,000, which has not been subsequently increased. Pursuant to the agreement, Mr. Ellertson was granted a restricted stock award of 7,770,361 shares of our common stock in July 2012. Mr. Ellertson is also eligible to receive annual performance bonuses pursuant to the company bonus plans described below, with a target bonus of $200,000 for 2015. Mr. Ellertson’s offer letter agreement also provides for certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Scott Burnett.  We entered into an offer letter agreement with Mr. Burnett in October 2013 setting forth the terms of his employment. Mr. Burnett was entitled to an initial annual base salary of $210,000, which has been subsequently increased most recently in April 2014 to $220,000. Mr. Burnett is also eligible to receive annual performance bonuses pursuant to the company bonus plans described below, with a target bonus of $65,000 for 2015. Mr. Burnett’s offer letter agreement also provides for certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Gary Phillips.  We entered into an offer letter agreement with Mr. Phillips in July 2012 setting forth the terms of his employment. Mr. Phillips was entitled to an initial annual base salary of $200,000, which has been subsequently increased most recently in January 2014 to $225,000. Mr. Phillips is also eligible to receive annual performance bonuses pursuant to the company bonus plans described below, with a target bonus of $150,000 for 2015. Mr. Phillips’ offer letter agreement also provides for certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

2014 Bonus Plan

In 2014, our executive officers were eligible to participate in our 2014 management incentive plan, or the 2014 bonus plan. Bonuses were measured as of December 31, 2014 and paid in June 2015. The 2014 bonus plan was designed to motivate and reward executives for the attainment of company-wide performance goals. The annual cash targets for Messrs. Ellertson, Burnett and Phillips were set at $200,000, $65,000 and $125,000, respectively, 65% of which was subject to the achievement of certain sales targets and 35% of which was subject to the achievement of other company objectives. Messrs. Ellertson, Burnett and Phillips were eligible to receive more than 100% of their target bonuses if the company’s performance exceeded the targets set forth in the 2014 bonus plan. Messrs. Ellertson, Burnett and Phillips received bonuses of $214,800, $91,431 and $144,056, respectively, pursuant to the 2014 bonus plan.

2015 Bonus Plan

Messrs. Ellertson, Burnett and Phillips are eligible to participate in our 2015 management incentive plan, or the 2015 bonus plan. The 2015 bonus plan is designed to motivate and reward executives for the attainment of company-wide performance goals. The annual cash targets for Messrs. Ellertson, Burnett and Phillips are set at $200,000, $75,000 and $150,000 respectively, 65% of which is subject to the achievement of certain sales targets and 35% of which is subject to the achievement of other company objectives. Messrs. Ellertson, Burnett and Phillips are eligible to receive more than 100% of their target bonuses if the company’s performance exceeds the targets set forth in the 2015 bonus plan.

Severance Arrangements

Cinta Putra.  We entered into a separation agreement with Ms. Putra in November 2014, pursuant to which, in exchange for a general release of all claims in our favor, we paid (1) cash severance of $125,000 to Ms. Putra in a lump sum, (2) the premiums for continued health benefits for Ms. Putra under COBRA for six months and (3) 100% of Ms. Putra’s 2014 performance bonus as if she had fully performed her full duties for all the time periods required to receive the same.

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which a named executive officer’s service terminates, the named executive officer is entitled to receive amounts earned during his term of service, including salary.

Jaime Ellertson.  Pursuant to his offer letter agreement, if Mr. Ellertson’s employment with us ends due to his resignation for “good reason” or his termination by us other than for “cause,” he is entitled to (1) continued payment of his base salary for twelve months following his termination and (2) payment of premiums for continued health benefits under either the Company’s sponsored health care program, or COBRA, for twelve months. If Mr. Ellertson’s employment with us ends due to his death or disability, he (or his estate in the event of death) is entitled to continued payment of his base salary for six months following the termination of his employment. Mr. Ellertson’s benefits are conditioned, among other things, on his complying with his post-termination obligations under his offer letter agreement and signing a general release of claims in our favor.

Scott Burnett. Pursuant to his offer letter agreement, if Mr. Burnett’s employment with us ends due to his resignation for “good reason” or his termination by us other than for “cause,” he is entitled to (1) continued payment of his base salary for six months following his termination and (2) payment of premiums for continued health benefits under either the Company’s sponsored health care program, or COBRA, for six months. If Mr. Burnett’s employment with us ends due to his death or disability, he (or his estate in the event of death) is entitled to continued payment of his base salary for three months following the termination of his employment. Mr. Burnett’s benefits are conditioned, among other things, on his complying with his post-termination obligations under his offer letter agreement and signing a general release of claims in our favor. In addition, if our company undergoes a change of control, Mr. Burnett’s outstanding stock options will vest as to all of the then-unvested underlying shares of common stock and our repurchase right with respect to any shares of common stock issued to Mr. Burnett upon early-exercise of stock options will lapse.

Gary Phillips. Pursuant to his offer letter agreement, if Mr. Phillips’ employment with us ends due to his resignation for “good reason” or his termination by us other than for “cause,” he is entitled to (1) continued payment of his base salary for six months following his termination and (2) payment of premiums for continued health benefits under either the Company’s sponsored health care program, or COBRA, for six months. If Mr. Phillips’ employment with us ends due to his death or disability, he (or his estate in the event of death) is entitled to continued payment of his base salary for three months following the termination of his employment. Mr. Phillips’ benefits are conditioned, among other things, on his complying with his post-termination obligations under his offer letter agreement and signing a general release of claims in our favor. In addition, if our company undergoes a change of control and Mr. Phillips’ employment with us or our successor ends within 12 months following such change of control due to his resignation for “good reason” or his termination by us or our successor other than for “cause,” Mr. Phillip’s outstanding stock options will vest as to 100% of the then-unvested underlying shares of common stock.

The compensation paid to Ms. Putra in connection with her resignation as our Chief Financial Officer and Senior Vice President, Business Operations is described above under “—Severance Arrangements.”

Non-Employee Director Compensation

Historically, we have provided equity-based compensation to certain of our independent directors for the time and effort necessary to serve as a member of our board of directors. However, our directors are not currently entitled to receive any compensation in connection with their service on our board of directors, except for reimbursement of direct expenses incurred in connection with attending meetings of the board or committees thereof.

We expect that our board of directors will adopt a director compensation policy for non-employee directors to be effective upon the completion of this offering.

None of our directors earned any compensation for service on our board of directors during the year ended December 31, 2014. Jaime Ellertson, our President and Chief Executive Officer, and Cinta Putra, our former Chief Financial Officer and Senior Vice President, Business Operations, are also members of our board of directors, but did not receive any additional compensation for their service as directors. Mr. Ellertson’s and Ms. Putra’s compensation as executive officers are set forth above under “Executive and Director Compensation—2014 Summary Compensation Table.”

The table below shows the aggregate number of option awards outstanding for each of our directors, other than Mr. Ellertson and Ms. Putra, as of December 31, 2014:

Name	Option Awards (#)
Richard D’Amore	—
Bruns Grayson	—
David Henshall	—
Kent Mathy(1)	305,839

(1)	Option vests over a three year period in 12 equal quarterly installments beginning on September 1, 2012, subject to Mr. Mathy’s continued service on our board of directors through each vesting date. Option will vest in full upon our company undergoing a change of control and Mr. Mathy has the right to early-exercise the option, subject to a lapsing repurchase right in our favor.

In July 2015, we granted each of Messrs. D’Amore, Grayson and Henshall options to purchase 100,000 shares of our common stock at an exercise price equal to $2.37 per share.

Equity Incentive Plans

2015 Equity Incentive Plan

We expect that our board of directors will adopt and our stockholders will approve prior to the completion of this offering our 2015 Equity Incentive Plan, or 2015 Plan. We do not expect to utilize our 2015 Plan until after the completion of this offering, at which point no further grants will be made under our 2008 Equity Incentive Plan, or 2008 Plan, as described below under “2008 Equity Incentive Plan.” No awards have been granted and no shares of our common stock have been issued under our 2015 Plan.

Stock Awards.  The 2015 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, which are collectively referred to as stock awards. Additionally, the 2015 Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve.  Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2015 Plan after the 2015 Plan becomes effective is the sum of (1)             shares and (2) the number of shares reserved for issuance under our 2008 Plan at the time our 2015 Plan becomes effective. Additionally, any shares subject to stock options or other stock awards granted under our 2008 Plan that would have otherwise returned to our 2008 Plan (such as upon the expiration or termination of a stock award prior to vesting) will be added to, and available for issuance under, our 2015 Plan and the number of shares of our common stock reserved for issuance under our 2015 Plan will automatically increase on January 1 of each year, beginning on January 1, 2016 (assuming the 2015 Plan becomes effective before such date) and continuing through and including January 1, 2025, by     % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of incentive stock options under our 2015 Plan is             shares.

No person may be granted stock awards covering more than             shares of our common stock under our 2015 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted in a calendar year a performance stock award covering more than             shares or a performance cash award having a maximum value in excess of $            . Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Code.

If a stock award granted under the 2015 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2015 Plan. In addition, the following types of shares under the 2015 Plan may become available for the grant of new stock awards under the 2015 Plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2015 Plan may be previously unissued shares or reacquired shares bought by us on the open market.

Administration.  Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2015 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, (2) determine the number of shares of common stock to be subject to such stock awards, and (3) specify the other terms and conditions, including the strike price or purchase price and vesting schedule, applicable to such awards. Subject to the terms of the 2015 Plan, our board of directors or the authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2015 Plan. Subject to the terms of our 2015 Plan, the plan administrator has the authority, without stockholder approval, to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options.  Incentive and nonstatutory stock options are evidenced by stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2015 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2015 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2015 Plan, up to a maximum of 10 years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. The option term will automatically be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an option holder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-

assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an nonqualified stock option, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the option holder’s death.

Tax Limitations on Incentive Stock Options.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as nonqualified stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards.    Restricted stock awards are evidenced by restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates, or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule as determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards.    Restricted stock unit awards are evidenced by restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration or for no consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Rights under a restricted stock units award may be transferred only upon such terms and conditions as set by the plan administrator. Restricted stock unit awards may be subject to vesting as determined by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.  Stock appreciation rights are evidenced by stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount in cash or stock equal to (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2015 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2015 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term will be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Unless the plan administrator provides otherwise, stock appreciation rights generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. A stock appreciation right holder may designate a beneficiary, however, who may exercise the stock appreciation right following the holder’s death.

Performance Awards.    The 2015 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to certain types of performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) total stockholder return; (5) return on equity or average stockholders’ equity; (6) return on assets, investment, or capital employed; (7) stock price; (8) margin (including gross margin); (9) income (before or after taxes); (10) operating income; (11) operating income after taxes; (12) pre-tax profit; (13) operating cash flow; (14) sales or revenue targets; (15) increases in revenue or product revenue; (16) expenses and cost reduction goals; (17) improvement in or attainment of working capital levels; (18) economic value added (or an equivalent metric); (19) market share; (20) cash flow; (21) cash flow per share; (22) share price performance; (23) debt reduction; (24) implementation or completion of projects or processes; (25) subscriber satisfaction; (26) stockholders’ equity; (27) capital expenditures; (28) debt levels; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; (32) billings; and (33) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (1) in the award agreement at the time the award is granted or (2) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (a) to exclude restructuring and/or certain other specified nonrecurring charges; (b) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated goals; (c) to exclude the effects of changes to generally accepted accounting principles; (d) to exclude the effects of any statutory adjustments to corporate tax rates; and (e) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure.  In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2015 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of incentive stock options, (4) the class and maximum number of shares subject to stock awards that can be granted in a calendar year or as performance stock awards (as established under the 2015 Plan pursuant to Section 162(m) of the Code) and (5) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.  In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate or for no consideration; or

•	make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price or strike price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2015 Plan, a significant corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control.    The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability or settlement in the event of a change in control. Under the 2015 Plan, a change in control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; or (3) a consummated sale, lease or exclusive license or other disposition of all or substantially all of our consolidated assets.

Amendment and Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2015 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent and provided further that certain types of amendments will require the approval of our stockholders. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2015 Plan.

2008 Equity Incentive Plan

Our 2008 Equity Incentive Plan, or 2008 Plan, was adopted by our board of directors on March 12, 2008 and approved by our stockholders on May 12, 2008. As of June 30, 2015, 6,641,717 shares of our common stock have been issued pursuant to the exercise of options granted under our 2008 Plan, options to purchase 6,110,281 shares of our common stock were outstanding at a weighted-average exercise price of $0.85 per share and 5,799,057 shares remained available for future grant under our 2008 Plan. Following this offering, no further grants will be made under our 2008 Plan and all outstanding stock awards granted under our 2008 Plan will continue to be governed by the terms of our 2008 Plan.

Stock Awards.  Our 2008 Plan provides for the grant of incentive stock options, nonqualified stock options, stock bonuses and rights to acquire restricted stock, referred to collectively as stock awards, to employees, non-employee directors and consultants providing services to us or our affiliates. The exercise price of stock options may not be less than the fair market value of the stock on the date of grant.

Share Reserve.  The aggregate number of shares of our common stock reserved for issuance pursuant to stock awards under the 2008 Plan is 8,465,500 shares, subject to adjustment as provided in the 2008 Plan.

Changes to Capital Structure.  In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made by the board of directors to (1) the class and number of shares available for future grants under the 2008 Plan and (2) the class and number of shares covered by, and the exercise or purchase price of, each outstanding stock award.

Administration.   Our board of directors, or a duly authorized committee thereof, each referred to as the plan administrator, has the authority to administer the 2008 Plan. Subject to the terms of the 2008 Plan, the plan administrator may determine recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the terms of the 2008 Plan, the plan administrator has full authority and discretion to interpret the 2008 Plan, prescribe and rescind rules and regulations related to it, and to amend, terminate or discontinue the 2008 Plan. The board of directors may also delegate authority to one of our officers to designate certain non-officer employees to receive stock awards and to determine the number shares subject to those awards, subject to limits imposed by the board of directors.

Change in Control.  In the event of a Change in Control, the plan administrator has the discretion to provide for the assumption of stock awards, the issuance of comparable securities under an incentive program, or, in the case of options, settlement in cash or other property to the extent that the options are vested and have an exercise price less than the price paid per share in the Change in Control. The plan administrator may also accelerate the exercisability or vesting of stock awards. Outstanding options that are not assumed in a Change in Control will terminate as of the Change in Control.

Under the 2008 Plan, a Change in Control is generally defined as the consummation of (1) the sale of voting securities of the Company in which the holders of the voting securities immediately prior to the transaction hold less than 20% of the total combined voting power of the voting securities of the Company or acquiring entity immediately after the transaction; (2) a merger in which the Company is not the surviving entity, unless holders of the Company’s voting securities immediately prior to the transaction hold more than 50% of the combined voting power of the voting securities of the surviving entity or its parent immediately after the transaction; (3) a reverse merger in which the Company is the surviving entity but holders of the Company’s voting securities immediately prior to the transaction hold less than 50% of the combined voting power of the voting securities of the Company or acquiring entity immediately after the transaction; or (4) the sale, transfer or disposition of all or substantially all of the assets of the Company, except where the holders of the Company’s voting securities immediately prior to the transaction receive as a distribution securities possessing more than 50% of the total combined voting power of all outstanding voting securities of the acquiring entity immediately after the transaction.

Amendment and Termination.  As noted above, in connection with this offering, our 2008 Plan will be terminated and no further stock awards will be granted thereunder. All outstanding stock awards under the 2008 Plan will continue to be governed by their existing terms.

2015 Employee Stock Purchase Plan

We expect that our board will adopt and our stockholders will approve prior to the closing of this offering our 2015 Employee Stock Purchase Plan, or our 2015 ESPP. We do not expect to grant purchase rights under our 2015 ESPP until after the closing of this offering.

Share Reserve.  The maximum number of shares of our common stock that may be issued under our 2015 ESPP is shares. Additionally, the number of shares of our common stock reserved for issuance under our 2015 ESPP will automatically increase on January 1 of each year, beginning on January 1, 2016 (assuming the 2015 ESPP becomes effective before such date) and continuing through and including January 1, 2025, by the lesser of (1)    % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (2) shares of our common stock or (3) such lesser number of shares of common stock as determined by our board of directors. Shares subject to purchase rights granted under our 2015 Plan that terminate without having been exercised in full will not reduce the number of shares available for issuance under our 2015 ESPP.

Administration.  Our board of directors, or a duly authorized committee thereof, will administer our 2015 ESPP. Our board of directors has delegated its authority to administer our 2015 ESPP to our compensation committee under the terms of the compensation committee’s charter.

Limitations.  Our employees, including executive officers, and the employees of any of our designated affiliates will be eligible to participate in our 2015 ESPP, provided they may have to satisfy one or more of the following service requirements before participating in our 2015 ESPP, as determined by the administrator: (1) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year or (2) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our 2015 ESPP (a) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our common stock or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Our 2015 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our 2015 ESPP.

A participant may not transfer purchase rights under our 2015 ESPP other than by will, the laws of descent and distribution or as otherwise provided under our 2015 ESPP.

Payroll Deductions.  Our 2015 ESPP permits participants to purchase shares of our common stock through payroll deductions up to 15% of their earnings. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with us.

Corporate Transactions.  In the event of certain specified significant corporate transactions, such as our merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new exercise date will be set. The participants’ purchase rights will be exercised on the new exercise date and such purchase rights will terminate immediately thereafter.

Amendment and Termination.  Our board of directors has the authority to amend, suspend or terminate our 2015 ESPP, at any time and for any reason, provided certain types of amendments will require the approval of our stockholders. Our 2015 ESPP will remain in effect until terminated by our board of directors in accordance with the terms of the 2015 ESPP.

401(k) Plan

We maintain a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax basis, up to the statutorily prescribed annual limits on contributions under the Internal Revenue Code of 1986, as amended. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Limitations on Liability and Indemnification Matters

Upon completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws to be in effect upon the completion of this offering will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by our board of directors. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2012 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our capital stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described in “Executive and Director Compensation.”

Investors’ Rights, Voting and Co-Sale Agreements

In connection with our preferred stock financings, we entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of our preferred stock, certain holders of our class A common stock and certain holders of our common stock. These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our investors’ rights agreement, as more fully described in “Description of Capital Stock—Registration Rights.”

Employment Arrangements and Separation Agreements

We have entered into employment agreements or offer letters with our executive officers. For more information regarding these agreements with our named executive officers, see “Executive and Director Compensation—Employment Arrangements.”

We have also entered into a separation agreement with Ms. Putra, our former Chief Financial Officer and Senior Vice President, Business Operations. For more information regarding this agreements, see “Executive and Director Compensation—Severance Arrangements.”

Steve Kirchmeier, one of our co-founders, is employed by us as Associate Vice President of Sales. For the years ended December 31, 2012, December 31, 2013 and December 31, 2014, we paid Mr. Kirchmeier total cash compensation of approximately $309,000, $298,000 and $491,000, respectively. From January 1, 2015 to June 30, 2015, we have paid Mr. Kirchmeier cash compensation of approximately $251,445. Mr. Kirchmeier is also the husband of Cinta Putra, one of our co-founders and a member of our board of directors.

Stock Repurchases

In January 2015, we repurchased 1,000,000 shares of common stock from Cinta Putra, a member of our board of directors, at a purchase price of $1.50 per share for aggregate consideration of $1,500,000.

Loans from Our Executive Officers

In 2007, we issued a series of promissory notes in the aggregate principal amount of $180,000 to Cinta Putra, a member of our board of directors who at that time was our Chief Financial Officer and Senior Vice President, Business Operations. The maturity date of each of the promissory notes, as amended, was January 21, 2012. The rate at which interest accrued on the loans fluctuated between 18% and 20% per annum. On September 9, 2013, we and Ms. Putra agreed to cancel the principal and interest due on the loans as payment for the exercise of options to purchase 2,568,507 shares of our common stock. At the time the loans were cancelled, the principal due on the loans totaled $180,000 and the interest due totaled $333,701.

Stock Option Grants to Directors and Executive Officers

We have granted stock options to our certain of our directors and executive officers. For more information regarding the stock options and stock awards granted to our directors and named executive officers see “Executive and Director Compensation—Equity Incentive Plans.”

Indemnification Agreements

We plan to enter into indemnification agreements with each of our directors and executive officers in connection with this offering. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws, each to be in effect upon the completion of this offering, require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. For more information regarding these agreements, see “Executive and Director Compensation—Limitations on Liability and Indemnification Matters.”

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. Prior to the completion of this offering, we expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involves exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy.

In addition, under our Code of Business Conduct and Ethics, which we intend to adopt in connection with this offering, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of June 30, 2015, as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, for:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each of the selling stockholders.

The percentage ownership information shown in the table prior to this offering is based upon 63,736,794 shares of common stock outstanding as of June 30, 2015, after giving effect to the conversion of all outstanding shares of class A common stock and preferred stock into an aggregate of 54,735,950 shares of our common stock. The percentage ownership information shown in the table after this offering is based upon              shares outstanding, assuming the sale of              shares of our common stock by us in the offering and no exercise of the underwriters’ over-allotment option.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before August 29, 2015, which is 60 days after June 30, 2015. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Everbridge, Inc., 25 Corporate Drive, Suite 400, Burlington, Massachusetts 01803.

	Shares Beneficially Owned Prior to this Offering		Number of Shares Offered	Shares Beneficially Owned After this Offering		Number of Shares to be Sold if Underwriters’ Option is Exercised in Full	Shares Beneficially Owned After this Offering if Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Shares	Percentage		Shares	Percentage		Shares	Percentage
5% or greater stockholders:
ABS Ventures IX, L.P.(1)	37,016,284	31.2%
Jaime Ellertson(2)	15,570,060	13.1
Cinta Putra(3)	11,525,535	9.7

Other named executive officers and directors:
Scott Burnett(4)	629,392	*
Gary Phillips(5)	534,375	*
Richard D’Amore	—	*
Bruns Grayson(1)	37,016,284	31.2
David Henshall	—	*
Kent Mathy(6)	254,866	*
All current executive officers and directors as a group (12 persons)(7)	68,082,663	56.8

Other selling stockholders:

*	Represents beneficial ownership of less than 1%.

(1)	Includes 36,958,614 shares of common stock held by ABS Ventures IX, L.P. Calvert Capital V LLC is the general partner of ABS Ventures IX, L.P. Bruns Grayson, the managing member of Calvert Capital IV LLC, has voting and dispositive power with respect to the shares held by ABS Ventures IX, L.P. R. William Burgess, Jr. is also a managing member of Calvert Capital V LLC and shares voting and dispositive power with respect to the securities held by ABS Ventures IX, L.P. Also includes 57,670 shares of common stock issuable upon the exercise of warrants that are exercisable on or before August 29, 2015 held by ABS Ventures IX, L.P. The address of the entities affiliated with ABS Ventures is 950 Winter Street, Suite 2600, Waltham, Massachusetts 02451.

(2)	Includes 25,000 shares of common stock issuable upon exercise of options that are exercisable on or before August 29, 2015 and 1,000,000 shares of common stock held by Mr. Ellertson’s children.

(3)	Includes 4,404,514 shares of common stock held by Steve Kirchmeier, Ms. Putra’s spouse, 180,707 shares of common stock held jointly by Ms. Putra and Mr. Kirchmeier and 7,500 shares of common stock issuable upon exercise of options that are exercisable on or before August 29, 2015 held by Mr. Kirchmeier.

(4)	Includes 500,000 shares of common stock issuable upon the exercise of options that are exercisable on or before August 29, 2015.

(5)	Consists of 534,375 shares of common stock issuable upon the exercise of options that are exercisable on or before August 29, 2015.

(6)	Consists of 254,866 shares of common stock issuable upon the exercise of options that are exercisable on or before August 29, 2015.

(7)	Includes (i) 36,958,614 shares of common stock held by ABS Ventures IX, L.P., (ii) 1,000,000 shares of common stock held by Mr. Ellertson’s children, (iii) 4,404,514 shares of common stock held by Steve Kirchmeier, Ms. Putra’s spouse, (iv) 180,707 shares of common stock held jointly by Ms. Putra and Mr. Kirchmeier, (v) 57,670 shares of common stock issuable upon the exercise of warrants that are exercisable on or before August 29, 2015 held by ABS Ventures IX, L.P., and (vi) 1,504,411 shares of common stock issuable upon the exercise of options that are exercisable on or before August 29, 2015 held by the directors and officers.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect upon the completion of this offering, and certain provisions of Delaware law are summaries. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part. We refer in this section to our amended and restated certificate of incorporation and amended and restated bylaws that we intend to adopt in connection with this offering as our certificate of incorporation and bylaws, respectively.

General

Upon the completion of this offering, our certificate of incorporation will authorize us to issue up to              shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of June 30, 2015, after giving effect to the conversion of all outstanding class A common stock and preferred stock into shares of our common stock in connection with the completion of the offering, there would have been an aggregate of 118,472,744 shares of common stock issued and outstanding, held of record by 632 stockholders.

Common Stock

Voting Rights

Upon the completion of this offering, each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, each to be in effect upon the completion of this offering, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors will be able elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock will be entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Class A Common Stock

All currently outstanding shares of Class A common stock will be converted to common stock upon the completion of this offering.

Preferred Stock

All currently outstanding shares of preferred stock will be converted to common stock upon the completion of this offering.

Following the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

We have no present plans to issue any shares of preferred stock.

Options

As of June 30, 2015, options to purchase an aggregate of 6,110,281 shares of common stock were outstanding under our 2008 Plan at a weighted-average exercise price of $0.85 per share. For additional information regarding the terms of our 2008 Plan, see “Executive and Director Compensation—Equity Incentive Plans—2008 Equity Incentive Plan.”

Warrants

As of June 30, 2015, warrants to purchase an aggregate of 749,712 shares of our Series A-1 preferred stock at an exercise price of $0.4335 per share were outstanding. The warrant with respect to 57,670 shares will terminate upon the completion of this offering if not earlier exercised and the warrant with respect to the remaining 692,042 shares will become exercisable for an equivalent number of shares of our common stock upon the completion of this offering. The warrants contain a provision for the adjustment of the exercise price and the number of shares issuable upon the exercise of the applicable warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Registration Rights

After the completion of this offering, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon conversion of our preferred stock in connection with this offering, will be entitled to certain rights with respect to registration of such shares under the Securities Act pursuant to the terms of an investors’ rights agreement. These shares are collectively referred to herein as registrable securities.

The investors’ rights agreement provides the holders of registrable securities with demand, piggyback and S-3 registration rights as described more fully below. As of June 30, 2015, after giving effect to the conversion of all outstanding shares of our class A common stock and preferred stock into shares of our common stock in connection with the completion of the offering, there would have been an aggregate of 68,379,732 registrable securities that were entitled to these demand, piggyback and S-3 registration rights.

Demand Registration Rights

At any time beginning 180 days following the effective date of the registration statement of which this prospectus forms a part, the holders of 20% of the registrable securities have the right to make up to two demands that we file a registration statement under the Securities Act covering at least 20% of the registrable securities then outstanding and with an anticipated aggregate offering price of greater than $10.0 million, net of underwriting discounts and commissions, subject to specified exceptions.

Piggyback Registration Rights

If we register any securities for public sale, the holders of our registrable securities then outstanding will each be entitled to notice of the registration and will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, provided that the registration does not include shares of any other selling stockholder. If the registration does not include shares of any other selling stockholder, any or all of the registrable securities may be excluded from such registration.

Registration on Form S-3

If we are eligible to file a registration statement on Form S-3, the holders of our registrable securities have the right to demand that we file registration statements on Form S-3; provided, that the aggregate amount of securities to be sold under the registration statement is at least $3.0 million, net of underwriting discounts and commissions. We are not obligated to effect a demand for registration on Form S-3 by holders of our registrable securities more than twice during any 12-month period, and not more than four times in total. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights

The registration rights will terminate three (3) years following the completion of this offering.

Anti-Takeover Provisions

Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our certificate of incorporation will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our certificate of incorporation and bylaws will also provide that directors may be removed by the stockholders only for cause upon the vote of 66  2⁄3% or more of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Our certificate of incorporation and bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our bylaws will also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Our bylaws will also provide that stockholders seeking to present proposals before our annual meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and, subject to applicable law, will specify requirements as to the form and content of a stockholder’s notice.

Our certificate of incorporation and bylaws will provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2⁄3% or more of our outstanding common stock.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our certificate of incorporation to be in effect upon the completion of this offering will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty owed by and of our directors, officers or employees to us or our stockholders; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Several lawsuits have been filed in Delaware challenging the enforceability of similar choice of forum provisions and it is possible that a court determines such provisions are not enforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     . The transfer agent’s address is             .

Listing

We intend to apply for listing of our common stock on the NASDAQ Global Market under the trading symbol “EVBG.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock, and although we expect that our common stock will be approved for listing on the NASDAQ Global Market, we cannot assure investors that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities at times and prices we believe appropriate.

Based on our shares outstanding as of June 30, 2015, upon completion of this offering,              shares of our common stock will be outstanding.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining                      outstanding shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rules 144 and 701 promulgated under the Securities Act.

As a result of lock-up agreements and market standoff provisions described below and the provisions of Rules 144 and 701, the restricted securities will be available for sale in the public market as follows:

•	shares will be eligible for immediate sale upon the completion of this offering; and

•	approximately shares will be eligible for sale upon expiration of lock-up agreements and market standoff provisions described below, beginning 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

We may issue shares of our common stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of stock options and warrants, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the common stock will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after the completion of this offering based on the number of shares outstanding as of June 30, 2015; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. As of June 30, 2015, 6,641,717 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. However, all Rule 701 shares are subject to lock-up agreements as described below and in “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

As of June 30, 2015, options to purchase an aggregate 6,110,281 of our common stock were outstanding. As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our equity incentive plans, including pursuant to outstanding options. See “Executive and Director Compensation—Equity Incentive Plans” for a description of our equity incentive plans. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

In connection with this offering, we, our directors and officers, and              of the holders of equity securities outstanding immediately prior to this offering, including all of the selling stockholders, have agreed, subject to certain exceptions, not to offer, sell, or transfer any common stock or securities convertible into or exchangeable for our common stock for 180 days after the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters.

The agreements do not contain any pre-established conditions to the waiver by Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, contractual obligations to release certain shares subject to the lock-up agreements in the event any such shares are released, subject to certain specific limitations and thresholds, and the timing, purpose and terms of the proposed sale.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders, including our investors’ rights agreement and agreements governing our equity awards, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the completion of this offering, the holders of 68,379,732 shares of our common stock, or their transferees, will be entitled to specified rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of the offer and sale of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by “Non-U.S. Holders” (as defined below). This discussion is for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or to certain types of Non-U.S. Holders subject to special tax rules, including partnerships or other pass-through entities for U.S. federal income tax purposes, banks, financial institutions or other financial services entities, foreign governments or governmental entities, brokers or dealers in securities or currencies, insurance companies, tax-exempt organizations, pension plans, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who use or are required to use mark-to-market accounting, persons that hold our shares as part of a “straddle,” a “hedge”, a “conversion transaction,” “synthetic security”, integrated investment or other risk reduction strategy, certain former citizens or permanent residents of the United States, persons who hold or receive shares of our common stock pursuant to the exercise of an employee stock option or otherwise as compensation, or investors in pass-through entities (or entities that are treated as disregarded entities for U.S. federal income tax purposes). In addition, this discussion does not address, except to the extent discussed below, the effects of any applicable gift or estate tax, and this discussion does not address the potential application of alternative minimum tax, or any tax considerations that may apply to Non-U.S. Holders of our common stock under state, local or non-U.S. tax laws and any other U.S. federal tax laws.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations, rulings, administrative pronouncements and judicial decisions that are issued and available as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. This discussion is limited to a Non-U.S. Holder who will hold our common stock as a capital asset within the meaning of the Code (generally, property held for investment). For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our shares that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a court within the United States can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of such partnership and a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME

TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Distributions on Our Common Stock

In general, subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Foreign Accounts,” distributions, if any, paid on our common stock to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will constitute dividends and be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. The portion of any distribution that exceeds our current and accumulated earnings and profits will be treated first as reducing the Non-U.S. Holder’s basis in its shares of common stock, but not below zero, and to the extent it exceeds the Non-U.S. Holder’s basis, as gain from the sale or exchange of our common stock (see “Gain on Sale, Exchange or Other Taxable Disposition of Common Stock” below).

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Such Non-U.S. Holders must generally provide us or our paying agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other appropriate form) claiming an exemption from or reduction in withholding under an applicable income tax treaty. Such certificate must be provided before the payment of dividends and must be updated periodically. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by a Non-U.S. Holder by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business generally will not be subject to the 30% U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, with us or our paying agent. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated rates in the same manner as if the Non-U.S. Holder were a resident of the United States (except to the extent provided in an applicable income tax treaty, which may require that such dividends be attributable to a U.S. permanent establishment or fixed base in order to be subject to tax as described herein). A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be prescribed by an applicable income tax treaty) on its effectively corrected earnings and profits as adjusted under the Code.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

In general, subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Foreign Accounts,” a non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

(1)  the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder);

(2)  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

(3)  we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. Holder owns, or is treated as owning, more than 5% of our common stock at any time during the foregoing period.

Net gain realized by a Non-U.S. Holder described in clause (1) above generally will be subject to U.S. federal income tax rates in the same manner as if the Non-U.S. Holder were a resident of the United States. Any gains of a corporate Non-U.S. Holder described in clause (1) above may also be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on its effectively corrected earnings and profits as adjusted under the Code.

Gain realized by an individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax, which gain may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

For purposes of clause (3) above, a corporation generally is a United States real property holding corporation, or USRPHC, if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as an USRPHC so long as our common stock is regularly traded on an established securities market (within the meaning of the applicable regulations) and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our outstanding common stock at any time during the shorter of the five year period ending on the date of disposition and such holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or withholding was reduced by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-U.S. Holder’s country of residence or country in which the Non-U.S. Holder was established.

Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, unless the Non-U.S. Holder certifies to the payor as to its foreign status, which certification may generally be made on an applicable IRS Form W-8.

Proceeds from the sale or other disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will generally be subject to information reporting and backup withholding, currently at a rate of 28%, unless the Non-U.S. Holder certifies to the withholding agent under penalties of perjury as to, among other things, its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption. Payment of disposition proceeds effected outside the United States by or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the United States. Information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends on, and the gross proceeds of, a disposition of our common stock paid to a “foreign financial institution” (as specially defined under applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption from these rules. This U.S. federal withholding tax of 30% will also apply to payments of dividends on, and the gross proceeds of, a disposition of our common stock paid to a non-financial foreign entity (as specifically defined by applicable rules), unless such entity either certifies it does not have any substantial direct or indirect U.S. owners or provides the withholding agent with a certification identifying substantial direct and indirect U.S. owners of the entity or otherwise qualifies for an exemption from these rules. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. The U.S. has entered into agreements with certain countries that modify these general rules for entities resident in those countries. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of these rules on their investment in our common stock.

The withholding provisions described above currently apply to payments of dividends on our common stock and will apply to payments of gross proceeds from a sale or other disposition of our common stock by a foreign financial institution on or after January 1, 2017.

U.S. Federal Estate Tax

An individual who at the time of death is not a citizen or resident of the United States and who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her taxable estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. The test for whether an individual is a resident of the United States for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be “Non-U.S. Holders” for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, and vice versa.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2015, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Name	Number of Shares
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Stifel, Nicolaus & Company, Incorporated
Pacific Crest Securities, a division of KeyBanc Capital Markets Inc.
Raymond James & Associates, Inc.
Canaccord Genuity Inc.
William Blair & Company, L.L.C.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per share. After the initial public offering the representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us
Underwriting discounts and commissions paid by selling stockholders
Expenses payable by selling stockholders

The estimated offering expenses payable by us, exclusive of the estimated underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for all expenses and fees related to the review by the Financial Industry Regulatory Authority up to $        .

The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We, the selling stockholders, all our directors and executive officers and certain other stockholders and holders of stock options have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC and

Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, we and they will not, during the period ending 180 days after the effective date of the registration statement of which this prospectus is a part:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus and disclosed in the prospectus;

•	the issuance by us of shares or options to purchase shares of common stock pursuant to our equity plans outstanding on the date of this prospectus and disclosed in the prospectus;

•	the filing by us of a registration statement with the SEC on Form S-8 relating to the offering of securities in accordance with the terms of a plan in effect on the date of this prospectus and described in the prospectus;

•	the entry by us into an agreement providing for the issuance by us of shares of common stock or any security convertible into or exercisable for shares of common stock in connection with the acquisition by us or our subsidiaries of the securities, business, property or other assets of another person or entity or the entry into a joint venture; provided, that the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue as described in this bullet point shall not exceed 10% of the total number of our shares of common stock issued and outstanding (on an as-converted or as-exercised basis, as the case may be) immediately following the completion of the offering; and provided further, that each recipient of such shares of common stock or securities convertible into or exercisable for common stock will execute a lock-up agreement;

•	transactions by a security holder relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering, provided that no filing under the Exchange Act will be required or will be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions prior to or after the expiration of the lock-up period (other than a filing on form 5 made after the expiration of the lock-up period);

•

the transfer by a security holder of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (1) to an immediate family member or trust for the benefit of such security holder or an immediate family member, (2) by bona fide gift or for bona fide estate planning purposes, (3) by will or intestacy or to any trust for the benefit of such security holder or an immediate family member, (4) pursuant to a court order, or by operation of law, as a result of divorce, (5) to a limited liability company or partnership wholly-owned and controlled by the security holder, (6) if the security holder is a corporation, partnership or limited liability company, to any controlled subsidiary of such entity, or to the partners, members, or stockholders of such entity as part of a distribution, (7) to any investment fund or other entity controlled or managed by the security holder, or (8) if the security holder is a trust, to any beneficiary of such security holder or the estate of any such beneficiary; provided that in each case, (a) each transferee, trustee, donee or distributee signs and delivers a lock-up agreement, (b) such transfer will not involve a disposition for value and (c) no filing or public announcement by any party under the Exchange Act or otherwise will be required or voluntarily made in connection with such transfer prior to or after the expiration of the lock-up period

(other than a filing on form 5 made after the expiration of the lock-up period, which clearly indicate in the footnotes thereto that, with respect to a transfer pursuant to clauses (1), (2) or (3) above, such transfer is not a transfer for value and, with respect to a transfer pursuant to clause (4) above, such transfer is by operation of law or court order in connection with a divorce settlement);

•	the transfer by a security holder to us in connection with the net exercise or cashless exercise of an option or other securities to purchase shares of common stock granted under an employee benefit plan described in this prospectus and outstanding on the date hereof; provided that any filing under the Exchange Act made after the expiration of the lock-up period will clearly indicate in the footnote thereto that (a) such transfer relates to the net or cashless exercise, (b) no securities were sold by the reporting person and (c) the securities received upon the net or cashless exercise are subject to a lock-up agreement with the underwriters;

•	the transfer by a security holder to us pursuant to our right to repurchase securities in connection with the termination of such security holder’s service relationship with us; provided that any filing under the Exchange Act made after the expiration of the lock-up period will clearly indicate in the footnote thereto that the filing relates to a repurchase by us and no other securities were sold by the reporting person; and

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that the plan does not provide for the transfer of common stock during the lock-up period and no public announcement or filing under the Exchange Act regarding the establishment of such plan will be required of or voluntarily made by or on behalf of the security holder or us prior to the expiration of the lock-up period.

In addition, we and each of the above persons agrees that, without the prior written consent of Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we or such other person will not, during the period ending 180 days after the effective date of registration statement of which this prospectus is a part, file, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described in the preceding in whole or in part at any time with or without notice; provided, however, that if the release is granted for one of our officers or directors, (i) Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, agree that at least three business days before the effective date of the release or waiver, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, will notify us of the impending release or waiver, and (ii) we are obligated to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. The agreements do not contain any pre-established conditions to the waiver by Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, contractual obligations to release certain shares subject to the lock-up agreements in the event any such shares are released, subject to certain specific limitations and thresholds, and the timing, purpose and terms of the proposed sale.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to have the shares of common stock authorized for listing on the NASDAQ Global Market under the symbol “EVBG.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us or our affiliates, for which they received or will receive customary fees and expenses.

Pricing the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each, a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of our common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of our common stock to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our common stock shall require the publication by the issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each Relevant Member State) includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom Each underwriter:

•	has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA, in connection with the sale or issue of common stock in circumstances in which section 21 of FSMA does not apply to such underwriter; and

•	has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

This prospectus is directed solely at persons who (i) are outside the United Kingdom,(ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) of The Financial Services and Markets Act (Financial Promotion) Order 2005 (all such persons together being referred to as Relevant Persons). This prospectus must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in with Relevant Persons only.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, or our shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Other Relationships

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, the underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Santa Monica, California. Goodwin Procter LLP, Boston, Massachusetts, is representing the underwriters.

EXPERTS

The consolidated financial statements of Everbridge, Inc. as of December 31, 2013 and 2014, and for each of the years in the three-year period ended December 31, 2014, have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Vocal Limited as of December 31, 2013 and March 13, 2014, and for the year ended December 31, 2013 and the 72-day period ended March 13, 2014, have been included herein in reliance upon the report of KPMG LLP (the United Kingdom member firm of KPMG), independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The report of KPMG LLP contains explanatory paragraphs stating that accounting principles generally accepted in the United Kingdom (‘UK GAAP’) vary in certain significant respects from US GAAP (see note 22 to the financial statements) and also that as set out in note 18 to the financial statements, the 2013 financial statements have been restated to correct misstatements. KPMG LLP’s report was not modified in respect of these matters.

The consolidated financial statements of Nixle, LLC as of December 31, 2012 and 2013, and for each of the years in the two-year period ended December 31, 2013, have been included herein and in the registration statement in reliance on the report of Werdann Devito LLC, an independent accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus, which constitutes a part of the registration statement. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.everbridge.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Everbridge, Inc.:

We have audited the accompanying consolidated balance sheets of Everbridge, Inc. and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive (loss) income, stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Everbridge, Inc. and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Los Angeles, California

July 31, 2015

EVERBRIDGE, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	As of December 31,		As of March 31, 2015	Pro Forma as of March 31, 2015
	2013	2014
	(in thousands, except share data)

Assets			(unaudited)
Current assets:
Cash	$3,040	$4,412	$6,002	$
Accounts receivable, net	8,571	11,252	9,795
Prepaid expenses	411	715	1,354
Other current assets	681	1,055	1,130

Total current assets	12,703	17,434	18,281
Property and equipment, net	1,394	2,655	3,636
Capitalized software development costs, net	1,357	6,339	6,960
Goodwill	2,453	7,839	7,839
Intangible assets, net	107	5,723	5,322
Other assets	87	76	75

Total assets	$18,101	$40,066	$42,113	$

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,158	$1,745	$3,253	$
Accrued payroll and employee related liabilities	3,474	4,881	4,830
Accrued expenses	950	1,493	1,535
Line of credit	3,366	3,000	4,000
Deferred revenue	19,475	27,696	29,611
Notes payable	—	3,863	3,777
Other current liabilities	438	692	673

Total current liabilities	28,861	43,370	47,679

Long-term liabilities:
Deferred revenue, noncurrent	1,139	1,148	1,527
Deferred tax liabilities	—	776	744
Other long term liabilities	189	99	65

Total liabilities	30,189	45,393	50,015

Commitments and contingencies

Stockholders’ deficit:
Series A preferred stock, $0.001 par value. 17,992,237 shares authorized, 17,992,237 shares issued and outstanding as of December 31, 2013, 2014 and March 31, 2015 (unaudited), respectively; aggregate liquidation preference of $10,228, $10,793 and $10,934 as of December 31, 2013 and 2014 and March 31, 2015 (unaudited), respectively	18	18	18		—
Series A-1 preferred stock, $0.001 par value. 32,007,763 shares authorized, 30,048,859 issued and outstanding as of December 31, 2013, 2014 and March 31, 2015 (unaudited), respectively; aggregate liquidation preference of $16,207, $17,249 and $17,509 as of December 31, 2013 and 2014 and March 31, 2015 (unaudited), respectively	30	30	30		—
Class A common stock, $0.001 par value. 8,841,040 shares authorized, 6,694,854 shares issued and outstanding, as of December 31, 2013, 2014 and March 31, 2015 (unaudited), respectively; aggregate liquidation preference of $1,339 as of December 31, 2013 and 2014 and March 31, 2015, (unaudited) respectively	7	7	7		—
Common stock, $0.001 par value. 125,000,000 shares authorized, 58,640,172, 64,585,388 and 63,719,044 shares issued and outstanding as of December 31, 2013, 2014 and March 31, 2015 (unaudited), respectively	58	64	64		119
Additional paid-in capital	54,658	62,104	60,770		60,770
Accumulated deficit	(66,885)	(67,508)	(68,869)		(68,869)
Accumulated other comprehensive (loss) income	26	(42)	78		78

Total stockholders’ deficit	(12,088)	(5,327)	(7,902)		(7,902)

Total liabilities and stockholders’ deficit	$18,101	$40,066	$42,113		$42,113

See accompanying notes to consolidated financial statements.

EVERBRIDGE, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive (Loss) Income

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands, except share and per share data)

				(unaudited)
Revenue	$23,361	$30,040	$42,421	$8,798	$13,160
Cost of revenue:	7,570	8,699	12,089	2,350	4,126

Gross profit	15,791	21,341	30,332	6,448	9,034

Operating expenses:
Sales and marketing	7,998	11,695	15,818	3,167	5,512
Research and development	5,057	5,697	7,365	1,464	2,687
General and administrative	7,371	4,352	7,435	1,352	2,041

Total operating expenses	20,426	21,744	30,618	5,983	10,240

Operating (loss) income	(4,635)	(403)	(286)	465	(1,206)

Other income (expense), net:
Interest income	5	3	2	—	—
Interest expense	(347)	(295)	(350)	(68)	(105)
Other expenses, net	(57)	(76)	(78)	(14)	(26)

Total other income (expense), net	(399)	(368)	(426)	(82)	(131)

(Loss) income before (provision for) benefit from income taxes	(5,034)	(771)	(712)	383	(1,337)
(Provision for) benefit from income taxes	(57)	(118)	89	(57)	(24)

Net (loss) income	(5,091)	(889)	(623)	326	(1,361)

Net (loss) income per share attributable to common stockholders:
Basic	$(0.09)	$(0.01)	$(0.01)	$0.00	$(0.02)

Diluted	$(0.09)	$(0.01)	$(0.01)	$0.00	$(0.02)

Weighted-average common shares outstanding
Basic	54,970,356	63,454,752	67,758,443	65,859,582	70,440,854
Diluted	54,970,356	63,454,752	67,758,443	65,859,582	70,440,854
Pro forma net (loss) income per share attributable to common stockholders, basic and diluted (unaudited)			$(0.01)		$(0.01)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)			115,799,539		118,481,950
Other comprehensive (loss) income:
Foreign currency translation adjustment, net of tax	5	22	(68)	(126)	120

Total comprehensive (loss) income	$(5,086)	$(867)	$(691)	$200	$(1,241)

See accompanying notes to consolidated financial statements.

EVERBRIDGE, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Deficit

(in thousands, except share and per share data)

	Series A preferred stock		Series A-1 preferred stock		Common stock		Class A common stock		Additional paid-in capital	Accumulated deficit	Accumulated —other comprehensive income (loss)	Total
	Shares	Par value	Shares	Par value	Shares	Par value	Shares	Par value
Balance at January 1, 2012	17,992,237	$18	30,048,859	$30	45,493,407	$44	6,694,854	$7	$51,527	$(60,905)	$(1)	$(9,280)
Stock-based compensation	—	—	—	—	9,673,927	10	—	—	2,286	—	—	2,296
Exercise of stock options	—	—	—	—	669,250	1	—	—	133	—	—	134
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	5	5
Net loss	—	—	—	—	—	—	—	—	—	(5,091)	—	(5,091)

Balance at December 31, 2012	17,992,237	$18	30,048,859	$30	55,836,584	$55	6,694,854	$7	$53,946	$(65,996)	$4	$(11,936)
Stock-based compensation	—	—	—	—	—	—	—	—	176	—	—	176
Exercise of stock options	—	—	—	—	2,803,588	3	—	—	536	—	—	539
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	22	22
Net loss	—	—	—	—	—	—	—	—	—	(889)	—	(889)

Balance at December 31, 2013	17,992,237	$18	30,048,859	$30	58,640,172	$58	6,694,854	$7	$54,658	$(66,885)	$26	$(12,088)
Stock-based compensation	—	—	—	—	—	—	—	—	376	—	—	376
Exercise of stock options	—	—	—	—	1,068,249	1	—	—	224	—	—	225
Issuance of common stock for acquisitions	—	—	—	—	4,769,209	5	—	—	6,846	—	—	6,851
Cashless exercise of warrant	—	—	—	—	107,758	—	—	—	—	—	—	—
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	(68)	(68)
Net loss	—	—	—	—	—	—	—	—	—	(623)	—	(623)

Balance at December 31, 2014	17,992,237	$18	30,048,859	$30	64,585,388	$64	6,694,854	$7	$62,104	$(67,508)	$(42)	$(5,327)

Stock-based compensation (unaudited)	—	—	—	—	34,657	—	—	—	146	—	—	146
Repurchase of common stock (unaudited)	—	—	—	—	(1,000,000)	(1)	—	—	(1,499)	—	—	(1,500)
Exercise of stock options (unaudited)	—	—	—	—	98,999	1	—	—	19	—	—	20
Other comprehensive income (unaudited)	—	—	—	—	—	—	—	—	—	—	120	120
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	(1,361)	—	(1,361)

Balance at March 31, 2015 (unaudited)	17,992,237	$18	30,048,859	$30	63,719,044	$64	6,694,854	$7	$60,770	$(68,869)	$78	$(7,902)

See accompanying notes to consolidated financial statements.

EVERBRIDGE, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Cash flows from operating activities:
Net (loss) income	$(5,091)	$(889)	$(623)	$326	$(1,361)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,532	2,455	2,512	332	935
Impairment of intangibles	353	—	—	—	—
Deferred income taxes	—	—	(315)	—	—
Accretion of interest on notes payable	—	—	—	—	35
Provision for doubtful accounts	27	72	206	—	—
Stock-based compensation	2,296	176	376	88	146
Increase (decrease) in operating assets and liabilities:
Accounts receivable	(1,881)	(2,066)	(1,008)	1,470	1,457
Prepaid expenses	(34)	(111)	(304)	(270)	(639)
Other assets	(232)	(86)	(217)	(103)	(74)
Accounts payable	(1,139)	(245)	414	338	559
Accrued labor	826	1,149	1,407	(131)	(51)
Accrued expenses	374	352	152	(237)	43
Deferred revenue	2,678	3,048	4,973	768	2,294
Other liabilities	(41)	143	143	49	(23)

Net cash provided by operating activities	668	3,998	7,716	2,630	3,321

Cash flows from investing activities:
Capital expenditures	(257)	(688)	(2,155)	(526)	(297)
Payments for acquisition, net of acquired cash	—	—	(304)	2,822	—
Additions to capitalized software development costs	(1,278)	(762)	(1,677)	(357)	(910)
Change in restricted cash	—	115	—	—	—

Net cash (used in) provided by investing activities	(1,535)	(1,335)	(4,136)	1,939	(1,207)

Cash flows from financing activities:
Proceeds from line of credit	24,911	28,955	6,400	5,000	1,000
Payments on line of credit	(23,507)	(30,158)	(6,766)	(4,616)	—
Principal payments on capital leases	(204)	(174)	(85)	(22)	(24)
Payments on note payable	(239)	—	(1,894)	—	—
Payments on term loan	(560)	—	—	—	—
Proceeds from issuance of common shares, net	134	25	225	41	20
Repurchase of common stock	—	—	—	—	(1,500)

Net cash provided by (used in) financing activities	535	(1,352)	(2,120)	403	(504)

Effect of exchange rates on cash and cash equivalents	4	17	(88)	(124)	(20)

Net (decrease) increase in cash and cash equivalents	(328)	1,328	1,372	4,848	1,590
Cash—beginning of year	2,040	1,712	3,040	3,040	4,412

Cash—end of year	$1,712	$3,040	$4,412	$7,888	$6,002

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$347	$295	$217	$49	$55
Taxes	—	—	93	7	89
Supplemental disclosure of non-cash activities
Acquisition of property and equipment with capital leases	158	294	—	—	—
Exercise of common stock options in exchange for settlement of notes payable—related party	—	514	—	—	—
Issuance of common stock in connection with acquisition	—	—	6,851	2,748	—
Issuance of notes payable in connection with acquisition	—	—	5,854	4,315	—
Capitalized assets included in accounts payable and accrued expenses	20	274	190	660	1,139

See accompanying notes to consolidated financial statements.

Everbridge, Inc.

Notes to the Consolidated Financial Statements

(1) Business and Nature of Operations

Everbridge, Inc., a Delaware corporation (together with its wholly-owned subsidiaries, referred to as Everbridge or the Company), is a global provider of unified critical communications. The Company’s SaaS-based platform enables the Company’s customers to quickly and reliably deliver messaging to a large group of people during critical situations. The Company’s enterprise applications automate numerous critical communications processes such as Mass Notification, Incident Communications, IT Alerting, Secure Messaging, Community Engagement and IoT Communications. The Company generates revenue primarily from subscription fees to the Company’s enterprise applications. The Company has operations in the United States, the United Kingdom and China.

Liquidity

The Company has experienced operating losses since inception. For the years ended December 31, 2012, 2013 and 2014, the Company has incurred net losses of $5.1 million, $0.9 million and $0.6 million, respectively, and has generated cash inflows from operations of $0.7 million, $4.0 million and $7.7 million, respectively. For the three months ended March 31, 2015, the Company incurred a net loss of $1.4 million (unaudited) and has generated cash inflows from operations of $3.3 million (unaudited). As of December 31, 2013 and 2014 and March 31, 2015, the Company had an accumulated deficit of $66.9 million, $67.5 million and $68.9 million (unaudited), respectively. To date, the Company’s operations have been primarily financed through third-party debt and proceeds from the issuance of convertible preferred and common stock. The Company had an available line of credit with a bank with an unfunded capacity of $3.7 million and $0.6 million (unaudited) at December 31, 2014 and March 31, 2015. At December 31, 2013, December 31, 2014 and March 31, 2015, the Company had cash of $3.0 million, $4.4 million and $6.0 million (unaudited), respectively.

The Company believes that it has sufficient working capital from recent financings, cash generated from operations, and capacity under its term loan and revolving credit facility to fund its operations through at least the next 12 months. See note 18 for a description of the Company’s term loan and revolving credit facility, which were entered into subsequent to March 31, 2015.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The Company’s accounting and financial reporting policies conform to generally accepted accounting principles in the United States of America, or GAAP.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Business acquisitions are included in the Company’s consolidated financial statements from the date of the acquisition. The Company’s purchase accounting resulted in all assets and liabilities of acquired businesses being recorded at their estimated fair values on the acquisition dates. Intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Consolidated Financial Information

The accompanying consolidated balance sheet as of March 31, 2015, the consolidated statements of comprehensive (loss) income, and statements of cash flows for the three months ended March 31, 2014 and 2015, the consolidated statement of stockholders’ deficit for the three months ended March 31, 2015 and the related footnote disclosures are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

adjustments necessary to present fairly the Company’s consolidated financial position as of March 31, 2015 and results of operations, comprehensive income (loss), and cash flows for the three months ended March 31, 2014 and 2015. The results for the three months ended March 31, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015 or for any other periods.

Unaudited Pro Forma Information

Upon the consummation of the Company’s initial public offering, all of the outstanding shares of the convertible preferred stock and class A common stock will automatically convert and be reclassified into shares of common stock. The March 31, 2015 unaudited consolidated pro forma stockholders’ equity has been prepared assuming the conversion and reclassification of the outstanding shares of convertible preferred stock and class A common stock into 48,041,096 and 6,694,854 shares of common stock, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Assets and liabilities which are subject to judgment and use of estimates include allowances for doubtful accounts, the fair value of assets acquired and liabilities assumed in business combinations, the recoverability of goodwill and long-lived assets, valuation allowances with respect to deferred tax assets, useful lives associated with property and equipment and intangible assets, contingencies, and the valuation and assumptions underlying stock-based compensation. On an ongoing basis, the Company evaluates its estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities. In addition, the Company engaged valuation specialists to assist with management’s determination of the valuation of its fair values of assets acquired and liabilities assumed in business combinations and the valuation of the Company’s common stock.

Recent Accounting Standards

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition criteria in Accounting Standard Codification, or ASC, 605, Revenue Recognition. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace all existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. This ASU is effective for annual periods beginning after December 15, 2017 and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption for annual periods beginning after December 15, 2016 would be permitted. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Accounting standards describe a fair value hierarchy based on three levels of inputs,

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1—Quoted prices in active markets for identical assets or liabilities or funds.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Fair value is based on quoted market prices, if available. If listed prices or quotes are not available, fair value is based on internally developed models that primarily use market-based or independently sourced market parameters as inputs.

For financial instruments measured at fair value, the following section describes the valuation methodologies, key inputs and significant assumptions.

The carrying amounts of cash, accounts receivable, accounts payable, capital leases, notes payable and accrued liabilities approximate fair value because of the short maturity of these items. The fair value of the Company’s revolving line of credit approximates carrying value based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements. The fair value of the Company’s notes payable approximates carrying value due to the short term nature of the arrangement.

Certain assets, including long-lived assets, goodwill and intangible assets are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired as a result of an impairment review. During the year ended December 31, 2012, the Company recorded an impairment on previously acquired developed technology in the amount of $0.4 million. For the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015 (unaudited), no impairments were identified of those assets requiring measurement at fair value on a non-recurring basis.

There were no level 3 financials instruments for the years ended December 31, 2012, 2013 and 2014 and for the three months ended March 31, 2015 (unaudited).

Concentrations of Credit and Business Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable.

The Company maintains cash balances at several banks. Accounts located in the United States are insured by the Federal Deposit Insurance Corporation, or FDIC, up to $250,000. From time to time, balances may exceed amounts insured by the FDIC. The Company has not experienced any losses in such amounts.

The Company’s accounts receivable are generally unsecured and are derived from revenue earned from customers located in the United States and the United Kingdom and are generally denominated in U.S. dollars or British pounds. Each reporting period, the Company reevaluates each customer’s ability to satisfy credit obligations and maintains an allowance for doubtful accounts based on the evaluations. No single customer comprised more than 10% of the Company’s total revenue for the years ended December 31, 2012, 2013 and 2014 and the three months ended March 31, 2014 and 2015 (unaudited). No single customer comprised more than 10% of the Company’s accounts receivable balance at December 31, 2013 and 2014 and the three months ended March 31, 2015 (unaudited).

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

Cash

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash is stated at fair value.

Accounts Receivable

Accounts receivable includes trade accounts receivables from the Company’s customers, net of an allowance for doubtful accounts. Accounts receivable are recorded at the invoiced amount and do not bear interest. Allowance for doubtful accounts is established based on various factors including credit profiles of the Company’s customers, historical payments and current economic trends. The Company reviews its allowance by assessing individual accounts receivable over a specific aging and amount and all other balances are pooled based on historical collection experience. Accounts receivable are written-off on a case by case basis, net of any amounts that may be collected.

Deferred Commissions

The Company capitalizes commission costs earned by sales personnel that are incremental and directly related to the acquisition of customer contracts. Commission costs are accrued and capitalized upon execution of the sales contract by the customer. Payments to sales personnel are made shortly after the receipt of the related customer payment. Commissions are earned based on annual billings and are not earned on multi-year contracts until the annual billing is renewed. Deferred commissions are amortized over the commissionable portion of the contract which is subject to clawback should the customer cancel, which generally can only occur if the Company materially fails to perform under the contract. Amortization of deferred commissions is included in sales and marketing expenses in the accompanying consolidated statements of comprehensive (loss) income.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally three years for computer software, office computers and system software, five years for system hardware and furniture and equipment, and over the shorter of lease term or useful life of the assets for leasehold improvements. Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Company’s results of operations.

Assets held under capital lease are recorded at the net present value of the minimum lease payments of the leased asset at the inception of the lease. Depreciation expense is computed using the straight-line method over the shorter of the estimated useful lives of the asset or the period of the related lease for leasehold improvements.

Capitalized Software Development Costs

The Company capitalizes the costs of software developed or obtained for internal use in accordance with ASC Topic 350-40, Internal Use Software. Capitalized software development costs consist of costs incurred during the application development stage and include purchased software licenses, implementation costs, consulting costs, and payroll-related costs for projects that qualify for capitalization. These costs relate to major new functionality. All other costs, primarily related to maintenance and minor software fixes, are expensed as incurred.

The Company amortizes the capitalized software development costs on a straight-line basis over the estimated useful life of the software, which is generally three years, beginning when the asset is substantially ready for use. The amortization of capitalized software development costs is reflected in cost of revenue.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

Business Combinations

The results of businesses acquired in a business combination are included in the Company’s consolidated financial statements from the date of acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the value of the assets acquired and liabilities assumed is recognized as goodwill.

The Company performs valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination, and allocates the purchase price to the tangible and intangible assets acquired and liabilities assumed based on its best estimate of fair value. Acquired intangible assets include: tradenames, customer relationships, and developed technology. The Company determines the appropriate useful life of intangible assets by performing an analysis of cash flows based on historical experience of the acquired businesses. Intangible assets are amortized over their estimated useful lives based on the pattern in which the economic benefits associated with the asset are expected to be consumed, which to date has approximated the straight-line method of amortization. The estimated useful lives for tradenames, customer relationships, and technology are generally, two to seven years, five to seven years, and two to three years, respectively.

Long Lived Assets

The Company evaluates the recoverability of its long lived assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable and the expected undiscounted future cash flows attributable to the asset group are less than the carrying amount of the asset group, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. Fair value is determined based upon estimated discounted future cash flows, if any.

Goodwill

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net assets acquired in our business combinations. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances that could trigger an impairment review include a significant adverse change in business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. If, after assessing the totality of events or circumstances, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, additional impairment testing is not required. However, if the Company concludes otherwise, the Company is required to perform the first step of a two-step impairment test. Alternatively, the Company may elect to proceed directly to the first step of the two-step impairment test and bypass the qualitative assessment. The first step of the impairment test involves comparing the estimated fair value of a reporting unit with its book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, the carrying amount of the goodwill is compared to its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally generated and

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

unrecognized intangible assets. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. The Company tests for goodwill impairment annually on November 30.

Revenue Recognition

The Company derives substantially all of its revenue from contract subscription fees for use of its applications. The Company recognizes revenues in accordance with ASC 605, and accordingly revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, collectability is reasonably assured and acceptance criteria, if any, have been met. If any of these criteria are not met, revenue recognition is deferred until such time that all of the criteria are met. The Company’s subscription arrangements do not provide customers with the right to take possession of the software at any time.

Subscription Revenue

Subscription revenue is recognized ratably over the initial subscription period committed by the customer commencing when the customer’s environment has been created in the Company’s hosted environment. The initial subscription period is typically one to three years and the level of service provided each customer varies based on the level of service required by the complexity of a customer’s business. The level of service also specifies the level of usage by the customer in terms of minutes or data used to transmit the notifications. In the event actual usage exceeds the level purchased, overages are invoiced and are recorded as revenue during the service period. The subscription services are noncancelable, although customers have the right to terminate their contracts if the Company materially fail to perform. The Company generally invoice the Company’s customers in advance in annual installments for the subscription fees, including the set-up fees on the first annual invoice.

Other Revenue

The Company recognizes revenue for set-up fees, which historically have not been material to the Company’s financial statements. The Company has concluded that set-up fees do not meet the criteria for separation from the Company’s primary service as they do not have stand-alone value as the Company has historically not sold set-up fees separately. Set-up fees are recognized ratably over the estimated customer life. The Company also sells professional services, which have been immaterial to date.

Deferred Revenue

Deferred revenue includes amounts collected or billed in excess of recognizable revenue. Such amounts are recognized by the Company over the life of the contract upon meeting the revenue recognition criteria. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue.

Cost of Revenue

Cost of revenue includes expenses related to the fulfillment of the Company’s subscription services, consisting primarily of employee-related expenses for data center operations and customer support, including salaries, bonuses, benefits and stock-based compensation expense. Cost of revenue also includes hosting costs, messaging costs, depreciation and amortization and allocated operational costs.

Advertising Expenses

Advertising expenses to promote the Company’s services are expensed as incurred. Advertising expenses included in sales and marketing expense were $0.2 million, $0.2 million and $0.3 million for the years ended December 31, 2012, 2013 and 2014, respectively. Advertising expenses were $53,000 (unaudited) and $67,000 (unaudited) for the three months ended March 31, 2014 and 2015, respectively.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

Research and Development

Research and development expenses primarily consist of employee-related costs for research and development staff, including salaries, bonuses, benefits and stock- based compensation, the cost of certain third-party service providers and allocated overhead related to the development of the Company’s solutions that do not meet the criteria to be capitalized under ASC Topic 350-40, Internal Use Software.

Stock-Based Compensation

Stock-based compensation expense is comprised of stock options, which are issued under the Company’s 2008 equity incentive plan, and restricted stock awards, or RSAs.

Stock-based compensation related to stock options and RSAs is measured at the grant date based on the fair value of the award and is recognized straight-line as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company utilizes the Black-Scholes pricing model for determining the estimated fair value of the stock options and RSAs. The Black-Scholes pricing model requires the use of subjective assumptions including the option’s expected term, the volatility of the underlying stock, the fair value of the stock and the expected forfeiture rate.

Income Taxes

The Company accounts for income taxes using the asset and liability method of accounting for income taxes in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized.

The calculation of the Company’s tax liabilities involves dealing with uncertainties of the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments.

Foreign Currency Translation

The functional currency for the Company’s foreign subsidiaries is the local currency. For those subsidiaries, the assets and liabilities are translated into U.S. dollars at the exchange rate method at the balance sheet date. Income and expenses are translated at the average exchange rates for the period. Foreign currency exchange gain and losses are recorded in other expenses.

Other Comprehensive (Loss) Income

For all periods presented, the Company’s other comprehensive (loss) income is comprised of foreign currency translation adjustments related to the Company’s foreign subsidiaries.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

Net (Loss) Income and Pro Forma Net (Loss) Income Per Share Attributable to Common Stockholders

The Company applies the two-class method in calculating the net (loss) income per share amounts which requires net (loss) income to be allocated between the common and convertible preferred stockholders based on their respective right to receive dividends. Accordingly, the Company’s basic net (loss) income per share attributable to common stockholders is calculated by dividing the net (loss) income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Net (loss) income attributable to common stockholders is equal to the Company’s net (loss) income.

Diluted (loss) income per share attributable to common stockholders adjusts the basic weighted-average number of shares of common stock outstanding for the potential dilution that could occur if stock options, warrants, and convertible preferred stock were exercised or converted into common stock.

Pro forma basic and diluted net (loss) income per share attributable to common stockholders represents net (loss) income divided by the pro forma weighted-average shares outstanding as though the conversion of our preferred stock into common stock occurred on the original issuance date of the preferred stock.

Reclassifications

Certain reclassifications have been made to prior year balances to conform to the 2014 financial statement presentation.

(3) Accounts Receivable, Net

Accounts receivable, net, is as follows:

	As of December 31,		As of March 31, 2015
	2013	2014
		(in thousands)
			(unaudited)
Accounts receivable	$8,671	$11,534	$10,067
Allowance for doubtful accounts	(100)	(282)	(272)

Net accounts receivable	$8,571	$11,252	$9,795

Bad debt expense for the years ended December 31, 2012, 2013 and 2014 and for the three months ended March 31, 2014 and 2015 was $78,000, $72,000, $0.2 million, $0 (unaudited) and $0 (unaudited), respectively.

The following table summarizes the changes in the allowance for doubtful accounts:

	As of December 31,		As of March 31,
	2013	2014	2015
		(in thousands)
			(unaudited)
Allowance, at beginning of period	$(83)	$(100)	$(282)
Charged to bad debt expense	(72)	(206)	—
Write-offs, net of recoveries	55	24	10

Allowance, at end of period	$(100)	$(282)	$(272)

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

(4) Property and Equipment

Property and equipment consists of the following at December 31, 2013 and 2014 and March 31, 2015:

	Useful life in years	As of December 31,		As of March 31, 2015
		2013	2014
	(in thousands)
				(unaudited)
Furniture and equipment	5	$247	$542	$637
System hardware	5	5,109	5,644	6,066
Office computers	3	747	1,344	1,530
Computer and system software	3	112	755	1,298

		6,215	8,285	9,531
Less accumulated depreciation and amortization		(4,821)	(5,630)	(5,895)

Property and equipment, net		$1,394	$2,655	$3,636

Depreciation expense for the years ended December 31, 2012, 2013 and 2014 was $1.0 million, $1.0 million and $0.7 million, respectively. Depreciation and amortization expense of property and equipment was $0.1 million (unaudited) and $0.3 million (unaudited) for the three months ended March 31, 2014 and 2015.

(5) Business Combinations

The following table summarizes the allocation of the purchase consideration and the estimated fair value of the assets acquired and the liabilities assumed for business acquisitions made by the Company during the year ended December 31, 2014:

Assets acquired	Vocal	Nixle
Cash	$4,732	$—
Accounts receivable	1,246	633
Other assets	126	17
Property and equipment	69	10
Tradenames	162	420
Acquired technology	551	500
Customer relationships	4,021	920
Goodwill	2,086	3,300

Total assets acquired	$12,993	$5,800

Liabilities assumed
Accounts payable and accrued expenses	446	—
Deferred revenue	2,019	1,238
Deferred taxes	1,097	—
Other liabilities	338	33

Net assets acquired	$9,093	$4,529

Consideration paid
Cash paid	2,030	1,500
Issuance of notes payable	4,315	—
Common stock issued	2,748	3,029

Total	$9,093	$4,529

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

The weighted average useful life of all identified acquired intangible assets is 4.65 years. The weighted average useful lives for acquired technologies, customer relationships and tradenames are 2.28 years 5.0 years, and 5.55 years, respectively. Identifiable intangible assets with definite lives are amortized over the period of estimated benefit using the straight-line method and the estimated useful lives of two to seven years. The straight-line method of amortization represents the Company’s best estimate of the distribution of the economic value of the identifiable intangible assets.

Vocal

On March 13, 2014, the Company acquired Vocal Ltd., or Vocal, in exchange for cash consideration of $2.0 million, notes payable of $4.3 million and 2,252,451 shares of the Company’s common stock valued at $1.22 per share. The shares of common stock were valued based on the Company’s stock price on the acquisition date. At December 31, 2014, notes payable in the amount of $2.4 million remained on the Company’s financial statements as a result of the acquisition. The notes are owed to the former owner of Vocal and accrues interest at a rate of 2.5%. The notes are expected to be paid in full by December 31, 2015. Vocal is a provider of emergency notification services to both public and private organizations. This mass notification application helps organizations communicate, plan and manage their responses to any business affecting situation or day-to-day communication requirement. The Company acquired Vocal for its customer base and to expand its current operations in the United Kingdom and Europe.

Nixle

On December 23, 2014, the Company acquired the assets of Nixle, LLC, or Nixle, in exchange for cash consideration of $1.5 million and 1,858,275 shares of the Company’s common stock valued at $1.63 per share. At the date of acquisition, $0.5 million and 1,858,275 shares were put in an escrow account to adjust the purchase price based on Nixle meeting certain financial target thresholds as of December 31, 2014. In addition, Nixle must meet certain accounts receivable collections thresholds at March 31, 2015. At the date of the acquisition, the Company assessed the probabilities of Nixle meeting the future sales and collections thresholds and determined them not to be probable. Therefore, no contingent consideration was recorded as part of the purchase price allocation and the final consideration for the acquisition was determined to be $1.5 million in cash and 1,858,275 shares of the Company’s common stock based on the Company’s fair value common stock price of $1.63 per share on the acquisition date. The financial target thresholds were deemed not to be met as of December 31, 2014. The Nixle application offers free and paid notification services for local police departments, county emergency management offices, municipal governments and their agencies and allows government agencies to send notification messages to local residents via phone, email and the web. The Company acquired Nixle for its customer base and to expand its current operations in the local and state agencies market along with complimenting some of the existing facets of its business.

As a result of the acquisitions, the Company recorded $2.1 million and $3.3 million of goodwill for the acquisitions of Vocal and Nixle, respectively. Goodwill recorded in connection with the acquisitions is primarily attributable to the synergies expected to benefit the Company’s existing customer base and expand domestically and internationally. The Company believes that the factors listed above in relation to the purchase of the two companies support the amount of goodwill recorded as a result of the purchase price paid for the two acquisitions, in relation to other acquired tangible and intangible assets. The resulting goodwill from the Nixle acquisition is deductible for income tax purposes, however the goodwill attributed to the Vocal acquisition is not deductible for income tax purposes.

For the year ended December 31, 2014, the Company incurred transaction costs of $0.5 million in connection with the above acquisitions which were expensed as incurred and included in general and administrative expenses within the accompanying consolidated statements of comprehensive (loss) income.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

Unaudited Pro Forma Financial Information

The following table reflects the unaudited pro forma consolidated revenue and net loss for the year ended December 31, 2014 as if the acquisitions of Vocal and Nixle had taken place on January 1, 2014, after giving effect to certain adjustments including the amortization of acquired intangible assets and the associated tax effect and the elimination of the Company’s and the acquiree’s non-recurring acquisition related expenses:

Year Ended December 31, 2014
(in thousands)
Revenues	$45,142
Net loss	$4,810

Revenue attributable to the acquisitions for the period from the acquisition dates to December 31, 2014 was $3.2 million. Revenue and net income attributable solely to Vocal from the acquisition date to December 31, 2014 were $3.2 million and $0.5 million, respectively. Revenue and net loss attributed to Nixle from the acquisition date to December 31, 2014 were $45,000 and $69,000, respectively. The unaudited pro forma information presented does not purport to be indicative of the results that would have been achieved had the acquisitions been consummated at January 1, 2014 nor of the results which may occur in the future. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable.

No acquisitions were consummated during the years ended December 31, 2012 and 2013 and the three months ended March 31, 2015 (unaudited).

(6) Capitalized Software Development Costs

Capitalized software development costs consisted of the following at December 31, 2013, December 31, 2014 and at March 31, 2015 (unaudited):

			As of December 31, 2013
	Gross carrying amount	Amortization period	Accumulated amortization	Net carrying amount
	(dollar amounts in thousands)
Capitalized software development costs	$14,455	3 years	$(13,098)	$1,357
Total capitalized software development costs	$14,455		$(13,098)	$1,357

			As of December 31, 2014
	Gross carrying amount	Amortization period	Accumulated amortization	Net carrying amount
Capitalized software development costs	$20,251	3 years	$(13,912)	$6,339
Total capitalized software development costs	$20,251		$(13,912)	$6,339

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

			As of March 31, 2015
			(unaudited)
	Gross carrying amount	Amortization period	Accumulated amortization	Net carrying amount
	(dollar amounts in thousands)
Capitalized software development costs	$21,160	3 years	$(14,200)	$6,960
Total capitalized software development costs	$21,160		$(14,200)	$6,960

The Company capitalized software development costs of $0.8 million, $1.7 million and $0.9 million (unaudited) during the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015, respectively.

In December 2014, the Company acquired technology through an asset acquisition of Tapestry Telemed LLC or “Hipaachat”. The Company acquired the Hipaachat technology in order to develop an application that provides secure messaging within health care organizations in a manner intended to comply with the requirements of the federal Health Insurance Portability and Accountability Act, or HIPAA. The Company capitalized $4.1 million into capitalized software development costs consisting of the consideration paid for the asset acquisition and related transaction costs.

The total amortization expense related to capitalized software development costs for the years ended December 31, 2012, 2013 and 2014 was $1.4 million, $1.4 million and $0.8 million, respectively. Amortization was $0.2 million (unaudited) and $0.3 million (unaudited) for the three months ended March 31, 2014 and 2015, respectively. Amortization of capitalized software development costs is classified within cost of revenue in the consolidated statements of comprehensive (loss) income.

In January 2012, with the planned introduction of new technology, the Company decided to revise the remaining estimated useful life of a capitalized software license associated with an older technology to two years. The portion of the system development and software license costs related to the older technology was fully depreciated by the end of fiscal year 2013. As a result, an additional $0.3 million of amortization expense was recognized in 2013 pertaining to the accelerated depreciation.

The expected amortization, as of December 31, 2014, for each of the next three years is as follows:

Year ending December 31:
(in thousands)
2015	$2,561
2016	2,071
2017	1,707

$6,339

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

(7)	Intangible Assets

Intangible assets consisted of the following finite lived intangible assets at December 31, 2013, December 31, 2014 and March 31, 2015:

			As of December 31, 2013
	Gross carrying amount	Amortization period	Accumulated amortization	Net carrying amount
	(dollar amounts in thousands)
Amortizable intangible assets:
Developed technology	$160	7 years	$(53)	$107

Total intangible assets	$160		$(53)	$107

			As of December 31, 2014
	Gross carrying amount	Amortization period	Accumulated amortization	Net carrying amount
	(dollar amounts in thousands)
Amortizable intangible assets:
Developed technology	$1,211	2-7 years	$(297)	$914
Tradenames	582	2-7 years	(74)	508
Customer relationships	4,941	5 years	(640)	4,301

Total intangible assets	$6,734		$(1,011)	$5,723

			As of March 31, 2015
			(unaudited)
	Gross carrying amount	Amortization period	Accumulated amortization	Net carrying amount
	(dollar amounts in thousands)
Amortizable intangible assets:
Developed technology	$1,211	2-7 years	$(414)	$797
Tradenames	582	2-7 years	(111)	471
Customer relationships	4,941	5 years	(887)	4,054

Total intangible assets	$6,734		$(1,412)	$5,322

Total amortization expense for the years ended December 31, 2012, 2013 and 2014 was $0.2 million, $23,000 and $1.0 million, respectively. Total amortization expense for the three months ended March 31, 2014 and 2015 is $56,000 (unaudited) and $0.4 million (unaudited), respectively. Amortization expense of tradenames and customer relationships is included within general and administrative expenses, while amortization of developed technology in included in cost of revenue. The Company recorded amortization expense attributed to developed technology of $0.2 million, $23,000 and $0.2 million for the period ended December 31, 2012, 2013 and 2014, respectively. The Company recorded amortization expense attributed to developed technology of $17,000 (unaudited) and $0.1 million (unaudited) for the three months ended March 31, 2014 and 2015, respectively.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

The expected amortization of the intangible assets, as of December 31, 2015, for each of the next five years and thereafter is as follows:

Year ending December 31:	(in thousands)
2015	$1,604
2016	1,295
2017	1,234
2018	1,063
2019	408
Thereafter	119

$5,723

(8) Income Taxes

The components of income (loss) before income taxes are as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Domestic	$(4,986)	$(671)	$395
Foreign	(48)	(100)	(1,107)

Total	$(5,034)	$(771)	$(712)

The reconciliation between the amounts computed by applying the U.S. federal statutory tax rate of 34% to income before income taxes and the income tax (benefit) provision is as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Income tax at federal statutory rate	$(1,712)	$(262)	$(242)
Increase/(decrease) in tax resulting from:
State income tax expense, net of federal	(219)	—	9
Nondeductible permanent items	355	86	123
Foreign rate differential	—	—	228
State rate change	(8)	24	9
Adjustment to deferred taxes	(32)	(74)	(2)
Change in valuation allowance	1,881	259	(248)
Uncertain tax positions	33	72	12
Other	(241)	13	22

Total	$57	$118	$(89)

The difference between the statutory federal income tax rate and the Company’s effective tax rate in 2012, 2013 and 2014 is primarily attributable to the effect of state income taxes, difference between the U.S. and foreign tax rates, deferred tax state rate adjustment, share-based compensation, meals and entertainment expenses, transaction costs, and the change in valuation allowance.

In determining quarterly provisions for income taxes, the Company uses the annual estimated effective tax rate applied to the actual year-to-date loss. The Company’s annual estimated effective tax rate differs from the

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

statutory rate primarily as a result of state taxes, tax amortization of goodwill and difference between the U.S. and foreign tax rates. For the three months ended March 31, 2014 and 2015, the Company recorded $57,000 (unaudited) and $24,000 (unaudited) in income tax expense, respectively.

The provision for (benefit from) income taxes is as follows:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Current:
Federal	$—	$20	$16
State	24	26	24
Foreign	33	72	191

	57	118	231

Deferred:
Federal	(1,455)	(301)	255
State	(426)	42	(1)
Foreign	—	—	(326)

	(1,881)	(259)	(72)

Change in valuation allowance	1,881	259	(248)

Total	$57	$118	$(89)

The components of net deferred tax assets (liabilities) at December 31 are as follows:

	As of December 31, 2013
	Current	Noncurrent	Total
	(in thousands)
Deferred tax assets:
Deferred rent	$28	$—	$28
AMT credit	—	27	27
Accrued expenses	928	—	928
Deferred revenue	205	12	217
Net operating loss carryforward	—	13,247	13,247
Other	60	3	63

Total deferred tax assets	1,221	13,289	14,510

Less valuation allowance	(1,221)	(12,637)	(13,858)
Deferred tax liabilities:
Intangible assets	—	(451)	(451)
Property and equipment	—	(201)	(201)

Total deferred tax liability	—	(652)	(652)

Net deferred tax assets
(liabilities)	$—	$—	$—

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

	As of December 31, 2014
	Current	Noncurrent	Total
	(in thousands)
Deferred tax assets:
Deferred rent	$66	$—	$66
AMT credit	—	64	64
Accrued expenses	1,112	—	1,112
Deferred revenue	263	65	328
Net operating loss carryforward	—	12,835	12,835
Other	81	40	121

Total deferred tax assets	1,522	13,004	14,526

Less valuation allowance	(1,522)	(12,088)	(13,610)
Deferred tax liabilities:	—	—
Intangible assets	—	(1,312)	(1,312)
Property and equipment	—	(380)	(380)

Total deferred tax liability	—	(1,692)	(1,692)

Net deferred tax assets
(liabilities)	$—	$(776)	$(776)

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2014. Such objective evidence limits the ability to consider other subjective evidence such as its projections for future growth. On the basis of this evaluation, at December 31, 2013 and 2014, a valuation allowance of $13.9 million and $13.6 million, respectively, has been recorded since it is more likely than not that the deferred tax assets will not be realized.

At December 31, 2013, the Company has federal and state net operating loss carryforwards of $33.3 million and $32.5 million, respectively. At December 31, 2014, the Company has federal and state net operating loss carryforwards of $32.2 million and $33.1 million, respectively, which expire in varying amounts through 2032. Section 382 of the Internal Revenue Service, or IRS, Code, or Section 382, imposes limitations on a corporation’s ability to utilize its Net Operating Losses, or NOLs, if it experiences an “ownership change.” In general terms, an ownership change may result from transactions increasing the ownership percentage of certain stockholders in the stock of the corporation by more than 50% over a three year period. In the event of an ownership change, utilization of the NOLs would be subject to an annual limitation under Section 382 determined by multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax exempt rate. The Company has not completed a Section 382 study at this time; however should a study be completed certain NOLs may be subject to such limitations. Any future annual limitation may result in the expiration of NOLs before utilization.

For the period ended December 31, 2012, 2013 and 2014, the Company has recorded $33,000, $72,000 and $12,000 related to uncertain tax positions. For the three months ended March 31, 2014 and 2015, the Company recorded $3,000 (unaudited) and $0 (unaudited) related to uncertain tax positions. The Company’s policy is to recognize interest and penalties related to uncertain tax positions, if any, in the income tax provision. At December 31, 2014 and March 31, 2015 (unaudited), the Company had no accrued interest and penalties related to uncertain tax positions.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

The Company is subject to taxation in the United States and various states along with other foreign countries. Due to the presence of net operating loss carryforwards, all of the income tax years remain open for examination by the IRS and various state and foreign taxing authorities. The Company has not been notified that it is under audit by the IRS for any of the tax years currently open. The Company is not currently under audit from any state taxing authorities.

The following changes occurred in the amount of unrecognized tax benefits during the years ended December 31, 2012, 2013, and 2014:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Beginning balance of unrecognized tax benefits	$—	$33	$105
Additions for current year tax positions	33	72	12

Ending balance of unrecognized tax benefits (excluding interest and penalties)	$33	$105	$117
Interest and penalties associated with unrecognized tax benefits	—	—	—

Ending balance of unrecognized tax benefits (including interest and penalties)	$33	$105	$117

The amount of income taxes the Company pays is subject to ongoing audits by taxing jurisdictions around the world. The Company’s estimate of the potential outcome of any uncertain tax position is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time. The Company believes that it has adequately provided for these matters. However, the Company’s future results may include favorable or unfavorable adjustments to its estimates in the period the audits are resolved, which may impact the Company’s effective tax rate. As of December 31, 2014, the Company’s tax filings are generally subject to examination in major tax jurisdictions for years ending on or after December 31, 2012.

A deferred tax liability has not been recognized for temporary differences related to unremitted earnings of certain consolidated foreign subsidiaries as of December 31, 2014 as the Company plans on reinvesting such earnings permanently.

(9) Debt

At December 31, 2014, the Company had a $7.0 million line of credit with Silicon Valley Bank against the Company’s accounts receivable, bearing an interest rate of prime plus 1.75% per annum if the “Adjusted Quick Ratio” is at least 1.00 at all times during each of the preceding three calendar months and prime plus 2% per annum otherwise. “Adjusted Quick Ratio” is defined as the ratio of unrestricted cash plus net trade accounts receivable to current liabilities minus deferred revenue. The Company could borrow a maximum of the lesser of $5.0 million or 80% of the eligible account receivable balance.

The line of credit required the Company to comply with certain financial and nonfinancial covenants that restrict the Company’s ability to, among other things, (1) incur additional indebtedness; (2) incur liens; (3) pay dividends or repurchase its convertible preferred stock; (4) merge or consolidate with another entity; or (5) sell, transfer, assign, lease or otherwise dispose of all or substantially all of the Company’s assets. Failure to comply with these covenants would have required all or a portion of the loans to become immediately payable. The line of credit had a first priority lien over the Company’s accounts receivable. As of December 31, 2014 and March 31, 2015 (unaudited), the Company was in compliance with the financial covenants under the agreement.

At December 31, 2013 and 2014, $3.4 million and $3.0 million, respectively, was outstanding under the line of credit. The remaining unused borrowing availability was $3.7 million as of December 31, 2014, which was determined by taking 80% of eligible accounts receivable, as defined under the line of credit agreement. As of

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

March 31, 2015, $4.0 million (unaudited) was outstanding under the line of credit and $0.6 million (unaudited) was available under the line of credit. The line of credit was set to mature on April 30, 2015 and was subsequently extended to July 17, 2015.

Interest cost incurred and charged to expense related to the line of credit was $0.2 million and $0.2 million for the years ended December 31, 2013 and 2014, respectively. Interest expense for the three months ended March 31, 2014 and 2015 was $38,000 (unaudited) and $48,000 (unaudited), respectively. At December 31, 2014, the interest rate on the line of credit was 5.00%.

On June 30, 2015, the Company paid off the line of credit with Silicon Valley Bank and entered into an agreement with Bridge Bank to provide a secured revolving credit facility that allows the Company to borrow up to $10.0 million for working capital and general business requirements.

(10) Notes Payable

In March 2014, the Company issued two seller notes payable in connection with the acquisition of Vocal. The notes had an aggregate principal amount of $2.7 million, maturing on September 13, 2015 in the amount of $2.1 million and December 31, 2015 in the amount of $0.6 million. Both notes have a stated interest rate of 2.5%. The notes were recorded at their estimated fair value of $2.5 million at the issuance date, and imputed interest will be accreted to non-cash interest expense to the maturity date, using a 5.25% interest rate. At December 31, 2014, the carrying value of the notes was $2.4 million. The former owner of Vocal was retained as an employee of the Company.

In December 2014, the Company issued a note payable to the seller in connection with the acquired technology of Hipaachat. The note has an aggregate principal amount of $1.5 million, matures on December 15, 2015, and no stated interest rate. The note was recorded at its estimated fair value of $1.4 million at the acquisition date, and imputed interest will be accreted to non-cash interest expense to the maturity date, using a 5.25% interest rate. At December 31, 2014, the carrying value of the note was $1,424,000. The former owner of Hipaachat was retained as an employee of the Company.

Interest cost incurred and charged to expense related to the notes payable was $0.1 million for the year ended December 31, 2014 and $ 7,000 (unaudited) and $50,000 (unaudited) for the three months ended March 31, 2014 and 2015.

During 2013, the Company settled a note payable to a stockholder, who was also an employee. The settlement amount plus accumulated interest of $0.3 million was used to exercise 2,568,507 fully vested stock options. There was no modification to the note or the stock options.

(11) Stockholders’ Deficit

Preferred Stock

At December 31, 2013 and 2014, there are 17,992,237 shares of Series A convertible preferred stock, or Series A, and 30,048,859 shares of Series A-1 convertible preferred stock, or Series A-1, issued and outstanding.

The rights, preferences, and privileges of the Series A and Series A-1 are as follows:

Dividend Provisions—Holders of the Series A and Series A-1 are entitled to receive, prior and in preference to holders of the Company’s common stock and the Company’s Class A common stock, or Class A, cumulative dividends from the respective dates of issuance that accrue at a rate of 8% per annum payable only if and when declared by the Company’s board of directors or upon the liquidation, sale or change in control of the Company.

At December 31, 2013 and 2014, the amount of undeclared cumulative dividends totaled $6.4 million and $8.0 million, respectively.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

Liquidation Preference. If the Company is liquidated, dissolved or wound up, or if all or substantially all of the Company’s assets are acquired or if the Company undergo a change in control, the holders of the Series A and Series A-1 then outstanding shall be entitled to be paid out of the Company’s assets available for distribution, before any payment shall be made to the holders of common stock or Class A, the greater of (1) an amount in cash equal to the stated value per share of such holders’ preferred stock plus any accrued but unpaid dividends, whether or not declared, through the date of such liquidation, sale or change in control or (2) such amounts as such holders would receive if, immediately prior to such liquidation, sale or change in control, the outstanding Series A, Series A-1, and Class A were converted into the Company’s common stock. If the assets or funds available for distribution to the holders of Series A and Series A-1 are insufficient to pay such holders the full amount to which they are entitled, the holders would share prorata in the assets and funds available for distribution, based upon the aggregate value per share of such holders’ preferred stock plus any unpaid dividends, whether or not declared.

Conversion Rights. Each share of preferred stock is convertible at the option of the holder into common stock at a conversion price per share of $0.392 and $0.4335 (each subject to adjustments upon the occurrence of certain dilutive events) for Series A and Series A-1, respectively. Each share of Series A and Series A-1 is currently convertible into shares of common stock on a one-for-one basis.

Mandatory Conversion Rights. Each share of Series A and Series A-1 shall automatically be converted into shares of common stock at the then effective conversion price for such shares upon the affirmative election of at least a majority of the outstanding shares of preferred stock, or the closing of an underwritten initial public offering with aggregate gross proceeds of at least $35.0 million and a per share price to the public of at least $2.1675.

Voting Rights. Holders of each share of Series A and Series A-1 are entitled to the number of votes equal to the number of shares of common stock into which each such share of Series A and Series A-1 is convertible.

Redemption Rights. The preferred stock is not redeemable.

Common Stock

Holders of the Company’s common stock have one vote per share and no preferences. The Series A, Series A-1 and common stock holders vote together on an as-converted basis. Issuance of additional shares of Class A requires the approval of at least a majority of the holders of the Series A and Series A-1. The Class A holders do not have any voting rights.

The Class A holders have dividend rights. The Company cannot declare, pay or set aside dividends on shares of common stock unless the holders of Common A receive the same dividend per share as the holders of common stock. The Class A holders also have liquidation rights if the Company is liquidated, dissolved or wound up, if all or substantially all of the Company’s assets are acquired or if the Company undergo a change in control. If, upon such an event, the Series A and Series A-1 receive their liquidation preference amount, the Class A will be entitled to receive an amount per share equal to $0.20 (as adjusted for stock splits, combinations and similar events) plus any dividends declared but unpaid on shares of the Class A. If the assets or funds available for distribution to the holders of Class A are insufficient to pay such holders the full amount to which they are entitled, the holders would share prorata in the assets and funds available for distribution, based upon the aggregate value per share of such holders’ Class A, plus any declared and unpaid dividends thereon. If the holders of preferred stock receive their liquidation preference on an as-converted to common basis, the Company’s remaining assets, after distribution to the holders of preferred stock, will be distributed ratably among the holders of common stock and Class A. Each share of Class A shall convert automatically into one share of common stock upon the mandatory conversion of the Series A and Series A-1.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

At December 31, 2013, December 31, 2014 and March 31, 2015, there are 58,640,172, 64,585,388 and 63,719,044 (unaudited) shares of common stock issued and outstanding, and 6,694,854 shares of Class A issued and outstanding.

In January 2015, the Company, pursuant to their repurchase right, repurchased 1,000,000 shares of its common stock from a former employee, who was also a stockholder and current board member for $1.5 million. The shares of common stock were retired and recorded as a reduction of common stock and additional paid-in-capital.

Warrants

In July 2007, the Company entered into a loan and security agreement with PMC Financial Services Group, LLC, or PMC, which was accompanied by a warrant to purchase up to 625,000 shares of common stock at an exercise price of $1.20 per share. PMC elected to exercise this warrant, effective July 11, 2014, on a cashless basis for 107,758 shares of common stock.

In June 2009, the Company issued a warrant to purchase 57,670 shares of the Company’s Series A-1 preferred stock at an exercise price of $0.43 per share in connection with a preferred stock offering. The warrant expires upon the earlier of (1) 10 years after the issuance date, (2) the closing of an initial public offering; or (3) when a change in control transaction takes place. At December 31, 2013 and 2014, the warrant remained unexercised.

In June 2009, the Company issued a warrant to purchase 692,042 shares of the Company’s Series A-1 preferred stock at an exercise price of $0.43 per share in connection with a preferred stock offering. The warrant expires upon the earlier of (1) 10 years after the issuance date, (2) five years after the closing of an initial public offering; or (3) when a change in control transaction takes place. At December 31, 2013 and 2014, the warrant remained unexercised.

No warrants were exercised during the three months ended March 31, 2015 (unaudited).

(12)	Stock Plans and Stock-Based Compensation

In June 2008, the Company adopted the 2008 Plan, which permits the granting of stock options to the Company’s’ employees, directors and consultants. The total number of shares authorized for awards of stock options under the 2008 Plan was 8,465,500 shares of common stock. On September 7, 2011, that number was increased to 13,950,000 and on May 1, 2012, the number was decreased to 13,051,055. As of December 31, 2013 and 2014, there were 2,490,121 and 1,795,871 shares available for grant under the 2008 Plan, respectively. Stock option awards are granted with an exercise price equal to the fair market value of the Company’s common stock at the date of grant as determined by the Company’s board of directors. The option awards generally vest over four years and are exercisable any time after vesting. The stock options expire ten years after the date of grant.

The weighted-average grant-date fair value per share of options granted for the years ended December 31, 2012, 2013 and 2014, and the three months ended March 31, 2014 and 2015 was $0.07, $0.51, $0.74, $0.62 (unaudited), and $0.92 (unaudited) respectively. The Company recorded stock-based compensation expense of $2.3 million, $0.2 million, $0.4 million, $88,000 (unaudited) and $0.1 million (unaudited) for the years ended December 31, 2012 and 2013, and 2014, and the three months ended March 31, 2014 and 2015, respectively.

The total intrinsic value of options exercised in 2012, 2013 and 2014 and for the three months ended March 31, 2015 was $20,000, $0.3 million, $1.1 million and $0.1 million (unaudited), respectively. This intrinsic value represents the difference between the fair market value of the Company’s common stock on the date of exercise and the exercise price of each option. Based on the fair market value of the Company’s common stock at December 31, 2012, 2013, 2014 and for the three months ended March 31, 2015 the total intrinsic value of all outstanding options was $0.6 million, $0.3 million, $5.0 million and $4.8 million (unaudited).

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

There were no excess tax benefits realized for the tax deductions from stock options exercised during the years ended December 31, 2012, 2013 and 2014 and the three months ended March 31, 2014 and 2015 (unaudited).

The fair value of stock option grants is determined using the Black-Scholes option pricing model with the following weighted average assumptions.

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
Expected term (in years)	5.00-6.17	5.53-7.03	5.89-6.13	6.11	5.66-6.15
Expected volatility	60%-65%	65%	51.7%-69%	52%	60%
Risk-free interest rate	0.87%-1.22%	0.91-2.14%	1.63%-2.06%	1.89%	1.72%-1.81%
Expected dividend yield	0%	0%	0%	0%	0%

(1)	The expected term represents the period that the stock-based compensation awards are expected to be outstanding. Since the Company did not have sufficient historical information to develop reasonable expectations about future exercise behavior, the Company used the simplified method to compute expected term, which reflects the average of the time-to-vesting and the contractual life;

(2)	The expected volatility of the Company’s common stock on the date of grant is based on the volatilities of publicly traded peer companies that are reasonably comparable to the Company’s own operations;

(3)	The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the options; and

(4)	The expected dividend yield is assumed to be zero as the Company have never paid dividends and have no current plans to pay any dividends on the Company’s common stock.

Total unrecognized compensation cost, adjusted for estimated forfeitures, related to nonvested stock options was approximately $1.1 million and $1.0 million as of December 31, 2013 and 2014, respectively, and is expected to be recognized over a weighted average period of 1.75 years and 1.46 years as of December 31, 2013 and 2014, respectively.

The amount of cash received from the exercise of stock options in 2013 and 2014 was $25,000 and $0.2 million, respectively. The Company issued 113,860 shares of common stock during the year ended December 31, 2013 for stock options exercised prior to vesting. The unvested shares are subject to the Company’s repurchase right at the lesser of the original exercise price or market price. The proceeds from the early exercise of stock options are recorded in accrued expenses and reclassified to common stock as the shares vest and the Company’s repurchase rights lapse. There are 113,860 shares held in escrow which are subject to repurchase for early exercise of stock options at an aggregate price of $0.31 per share at December 31, 2013.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

A summary of activities under the 2008 Option Plan is shown as follows for the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015 (unaudited):

	Stock options outstanding	Weighted average exercise price
Outstanding at December 31, 2012	5,540,838	$0.21
Granted	2,627,600	0.29
Exercised	(2,803,588)	0.20
Forfeited/canceled	(275,385)	0.24

Outstanding at December 31, 2013	5,089,465	0.25
Granted	679,500	1.22
Exercised	(1,068,249)	0.21
Forfeited/canceled	(692,686)	0.49

Outstanding at December 31, 2014	4,008,030	0.39
Granted (unaudited)	812,500	1.63
Exercised (unaudited)	(98,999)	0.21
Forfeited/canceled (unaudited)	(89,500)	1.22

Outstanding at March 31, 2015 (unaudited)	4,632,031	0.59

Stock-based compensation expense is recognized over the award’s expected vesting schedule, which is reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company’s historical experience and future expectations.

Stock options outstanding, and options exercisable and vested are as follows:

Outstanding as of December 31, 2013	Remaining contractual life (years)	Weighted average exercise price	Exercisable as of December 31, 2013	Remaining contractual life (years)	Weighted average exercise price
5,089,465	8.40	$0.25	1,606,168	5.82	$0.21

Outstanding as of December 31, 2014	Remaining contractual life (years)	Weighted average exercise price	Exercisable as of December 31, 2014	Remaining contractual life (years)	Weighted average exercise price
4,008,030	8.00	$0.39	1,992,189	7.45	$0.26

Outstanding as of March 31, 2015 (unaudited)	Remaining contractual life (years)	Weighted average exercise price	Exercisable as of March 31, 2015	Remaining contractual life (years)	Weighted average exercise price
	(unaudited)
4,632,031	8.18	$0.59	2,137,273	7.42	$0.27

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

Vested and nonvested stock option activity under the Plan was as follows:

	Vested		Nonvested
	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price
Outstanding at December 31, 2013	1,606,168	$0.21	3,483,297	$0.27
Outstanding at December 31, 2014	1,992,189	0.26	2,015,841	0.52
Outstanding at March 31, 2015 (unaudited)	2,137,273	0.27	2,494,758	0.87

In 2012, the Company granted 9,673,927 RSAs to certain executives and other key employees, which were fully vested at the time of the issuance. The RSA grant date fair value of $0.23 per share was recognized immediately. No RSAs were granted in 2013 and 2014 and for the three months ended March 31, 2014 (unaudited).

From time to time, the Company grants stock options that contain performance conditions. During 2013, the Company granted certain employees stock options to purchase 40,000 shares of common stock at a weighted average exercise price of $0.31 per share. These awards contain performance conditions based on achieving certain revenue targets. These performance based stock options vest over a 48 month requisite service period beginning on March 1, 2013. Based on the achievement levels of the performance criteria, as of December 31, 2014, there are 30,000 outstanding stock options with a weighted average exercise price of $0.31 that are eligible for vesting over the requisite service period.

The grant date fair values of these awards for the year ended December 31, 2013 was $10,000, as determined using a Black Scholes option pricing model. The Company recognized stock compensation cost for stock options with performance conditions using a graded vesting model, based on the probability of the performance condition being met, net of estimated pre -vesting forfeitures.

The Company classified stock based compensation relating to stock options and RSAs in the following captions in the accompanying consolidated statements of comprehensive (loss) income:

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands)
				(unaudited)
Cost of revenue	$3	$48	$82	$17	$25
Sales and marketing	10	82	120	36	35
Research and development	424	28	147	28	77
General and administrative	1,859	18	27	7	9

Total stock based compensation cost	$2,296	$176	$376	$88	$146

In March 2015, the Company’s board of directors granted stock options to purchase 812,500 shares of the Company’s common stock to employees and certain consultants at a weighted average exercise price of $1.63 per share. The stock options vest over periods ranging from three to four years. The estimated total stock-based compensation associated with these stock options of $0.7 million is expected to be recognized over a weighted average period of 3.8 years.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

(13) Basic and Diluted Net (Loss) Income per Share

Basic and diluted net (loss) income per common share is presented in conformity with the two-class method required for participating securities. Holders of Series A and Series A-1 preferred stock are each entitled to receive cumulative dividends at a rate of 8% per annum, respectively, payable prior and in preference to any dividends on any shares of our common stock. In the event a dividend is paid on common stock, the holders of preferred stock are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). Accordingly, all of our outstanding series of preferred stock are considered to be participating securities. The holders of our preferred stock do not have a contractual obligation to share in our losses; therefore, no amount of total undistributed loss is allocated to preferred stock.

Under the two-class method, basic net (loss) income per share attributable to common stockholders is computed by dividing the net (loss) income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Net (loss) income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net (loss) income less current period preferred stock dividends, between common stock and preferred stock. Diluted net (loss) income per share attributable to common stockholders is computed by dividing the net (loss) income attributable to common stockholders by the weighted-average number of shares of common stock outstanding, including potential dilutive shares of common stock assuming the dilutive effect of preferred stock, Class A common stock, common stock and outstanding stock options and warrants using the treasury stock method or if-converted method, whichever is more dilutive.

Pro forma basic and diluted net (loss) income per share attributable to common stockholders represents net (loss) income divided by the pro forma weighted-average shares outstanding as though the conversion of our preferred stock into common stock occurred on the original issuance date of the preferred stock.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

The following table sets forth the computation of basic and diluted (loss) income per share of common stock:

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
	(in thousands, except share and per share data)
				(unaudited)
Net (loss) income	$(5,091)	$(889)	$(623)	$326	$(1,361)
Preferred stock dividends on participating preferred stock	—	—	—	(402)	—

Total undistributed (loss) earnings	(5,091)	(889)	(623)	(76)	(1,361)
Undistributed losses allocated to participating preferred stock	—	—	—	—	—

Net (loss) income attributable to common stockholders	$(5,091)	$(889)	$(623)	$(76)	$(1,361)

Weighted-average common shares outstanding—basic	54,970,356	63,454,752	67,758,443	65,859,582	70,440,854
Weighted-average common shares outstanding—diluted	54,970,356	63,454,752	67,758,443	65,859,582	70,440,854
Net loss per share attributable to common stockholders:
Basic and diluted	$(0.09)	$(0.01)	$(0.01)	$—	$(0.02)

Pro forma net loss attributable to common stockholders (unaudited):
Net loss			$(623)		$(1,361)
Cumulative preferred stock dividends on participating preferred stock			—		—

Pro forma net loss attributable to common stockholders			$(623)		$(1,361)

Shares used in computing pro forma net loss per share attributable to common stockholders (unaudited)
Basic and diluted:
Basic and diluted weighted-average common shares			67,758,443		70,440,854
Add shares in assumed conversion of convertible preferred stock			48,041,096		48,041,096

Shares used in computing pro forma basic and diluted net loss per share attributable to common stockholders			115,799,539		118,481,950

Pro forma net loss per share attributed to common stockholders
Basic and diluted (unaudited)			$(0.01)		$(0.01)

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

The following common equivalent shares were excluded from the diluted net loss per share calculation because their inclusion would have been anti-dilutive:

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013	2014	2014	2015
				(unaudited)
Stock options	5,540,840	5,089,465	4,008,030	3,989,480	4,632,031
Common stock warrants	1,374,712	1,374,712	749,712	1,374,712	749,712
Class A common stock	6,694,854	6,694,854	6,694,854	6,694,854	6,694,854
Convertible preferred stock	48,041,096	48,041,096	48,041,096	48,041,096	48,041,096

Total	61,651,502	61,200,127	59,493,692	60,100,142	60,117,693

The Company is required to reserve and keep available from the Company’s authorized but unissued shares of common stock such number of shares sufficient for the exercise of all outstanding warrants, plus shares granted and available for grant under the Company’s 2008 Plan.

The amount of such shares of the Company’s common stock reserved for these purposes at December 31, 2014 is as follows:

Number of Shares
Outstanding stock options	4,008,030
Outstanding Series A-1 warrants	749,712
Outstanding Class A common stock	6,694,854
Convertible preferred stock	48,041,096
Additional shares available for grant under equity plan	1,795,871

Total	61,289,563

(14) Segment information

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker, or CODM, who is the Company’s chief executive officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. While the Company has applications that address multiple mass notification use cases, all of the Company’s applications operate on and leverage a single technology platform and are deployed and sold in an identical way. In addition, the Company CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. As a result, the Company has determined that the Company’s business operates in a single operating segment. Since the Company operates as one operating segment, all required financial segment information can be found in the consolidated financial statements.

(15) Geographic Concentrations

Revenue by location is determined by the billing address of the customer. Approximately 100%, 99%, 86% and 84% (unaudited) of the Company’s revenue was from the United States for the fiscal years ended December 31, 2012, 2013 and 2014 and for the three months ended March 31, 2015, respectively. No other individual country comprised more than 10% of total revenue for the fiscal years ended December 31, 2012, 2013, 2014 or for the three months ended March 31, 2014 and 2015 (unaudited). Property and equipment by geographic location is based on the location of the legal entity that owns the asset. As of December 31, 2013 and 2014 and March 31, 2015, more than 95% of the Company’s property and equipment was located in the United States.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

(16) Employee Benefit Plan

The Company maintains a 401(k) plan for the benefit of the Company’s eligible employees. The plan covers all employees who have attained minimum service requirements. The Company currently does not contribute to the retirement plan for any of its employees.

(17) Commitments and Contingencies

(a) Leases

The Company has entered into capital lease arrangements to finance certain computer equipment. For the years ended December 31, 2013 and 2014, the Company capitalized $0.3 million and $0 of computer equipment obtained though capital lease arrangements, respectively.

In addition, the Company leases office space in Glendale, California; San Francisco, California; Waltham, Massachusetts; Colchester, England; Windsor, England and Beijing, China under operating leases and recognizes escalating rent expense and rent holidays in accordance with ASC Topic 840 Leases.

Future minimum lease payments under non-cancelable capital and operating leases in effect at December 31, 2014 are as follows:

	Capital	Operating
	(in thousands)
Year ending December 31:
2015	$122	$1,214
2016	61	813
2017	—	461
2018	—	20
2019	—	40

Total minimum lease payments	183	$2,548

Less amount representing interest lease payments	24

	159
Less current portion	101

Capital lease obligations, net of current portion	$58

(b) Rent

Rent expense for the years ended December 31, 2012, 2013 and 2014 was $0.7 million, $0.6 million and $0.9 million respectively. Rent expense for the three months ended March 31, 2014 and 2015 was $0.1 million (unaudited) and $0.3 million (unaudited), respectively.

Rent expense of $46,000, $2,000 (unaudited) and $13,000 (unaudited) for the year ended December 31, 2014 and for the three months ended March 31, 2014 and 2015, respectively, was rent paid to the former owner of Vocal who is currently an employee of the Company.

Deferred rent expense at December 31, 2013 and 2014 was $79,000 and $0.2 million, respectively, and was recorded in accrued expenses.

(c) Litigation

In the normal course of business, the Company has been subjected to various unasserted claims. The Company does not believe these will have a material adverse impact to the financial statements.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

(d) Employee Contracts

The Company has entered into employment contracts with certain of the Company’s executive officers which provide for at-will employment. However, under the provisions of the contracts, the Company would incur severance obligations of up to twelve months of the executive’s annual base salary for certain events, such as involuntary terminations.

(18)	Subsequent Events

In April 2015, the Company’s board of directors granted stock options to purchase 1,506,500 shares of the Company’s common stock to employees at a weighted average exercise price of $1.63 per share. The stock options vest over periods ranging from three to four years. The estimated total stock-based compensation associated with these stock options of $1.4 million is expected to be recognized over a weighted average period of 3.9 years.

In April 2015, the Company’s board of directors approved the issuance of an additional 5,500,000 shares to be available under the 2008 Equity Incentive Plan.

In June 2015, the Company entered into an agreement with Bridge Bank to provide a secured revolving credit facility that allows the Company to borrow up to $10.0 million for working capital and general business requirements. Amounts outstanding under the credit facility will bear interest at the prime rate plus 0.75% with accrued interest payable on a monthly basis and outstanding and unpaid principal due upon maturity of the credit facility in July 2019. The credit facility is secured by substantially all of accounts receivable and other corporate assets of the Company. The Company also granted and pledged a security interest to the lender in all of its right, title, and interest in intellectual properties. The Company is also subject to certain reporting and financial performance covenants that require it to meet certain revenue targets.

In addition to the revolving credit facility, a $5.0 million growth capital term loan was entered into with Bridge Bank. The term loan bears interest at a floating per annum rate equal to the prime rate plus 1.75%. Interest on the term loan is payable monthly in arrears for the first 12 months. Thereafter, the term loan will be payable in thirty-six equal monthly installments of principal, plus all accrued interest, beginning on June 30, 2016. The term loan may be prepaid at the Company’s option, subject to a prepayment fee equal to 2% of the principal amount being repaid if such prepayment occurs on or prior to the first anniversary of the closing date. The loan maturity date is June 30, 2019.

In July 2015, the Company’s board of directors granted stock options to purchase 4,449,000 shares of the Company’s common stock to employees at a weighted average exercise price of $2.37 per share. The stock options vest over periods ranging from three to four years. The estimated total stock-based compensation associated with these stock options of $3.5 million is expected to be recognized over a weighted average period of 3.8 years.

Subsequent events have been evaluated through July 31, 2015, the date the consolidated financial statements were available to be issued.

Independent Auditors’ Report

The Board of Directors

Vocal Limited:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Vocal Limited, which comprise the consolidated balance sheets as of March 13, 2014, and December 31, 2013, and the related consolidated statements of profit and loss, total recognized gains and losses, reconciliation of movements in shareholders’ funds, and cash flows for the 72-day period and year then ended, respectively, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.K. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vocal Limited as of March 13, 2014 and December 31, 2013, and the results of its operations and its cash flows for the 72 day period and year then ended, respectively, in accordance with generally accepted accounting principles in the United Kingdom.

Emphases of matter

UK GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 22 to the financial statements.

As discussed in Note 18 to the financial statements, the 2013 financial statements have been restated to correct misstatements.

Our report is not modified in respect of these matters.

/s/ KPMG LLP

Cambridge, United Kingdom

31 July 2015

Consolidated Profit and Loss Account

for the period ended 13 March 2014

	Note	72 day period ended 13 March 2014	Year ended 31 December 2013, as restated*
		£	£
Turnover	2	651,963	2,697,779
Cost of sales		(92,040)	(407,957)

Gross profit		559,923	2,289,822
Administrative expenses		(258,278)	(1,344,434)

Operating profit	3	301,645	945,388
Other interest receivable and similar income	5	1,234	4,570
Interest payable and similar charges	6	(483)	—

Profit on ordinary activities before taxation		302,396	949,958
Tax on profit on ordinary activities	7	(69,954)	(122,306)

Profit for the financial period/year		232,442	827,652

*	Restated, please see note 18

Consolidated Balance Sheet

at 13 March 2014

	Note	At 13 March 2014		At 31 December 2013, as restated*
		£	£	£	£
Fixed assets
Intangible assets	8		153,400		141,467
Tangible assets	9		42,350		173,944

			195,750		315,411
Current assets
Debtors	10	1,001,263		936,620
Cash at bank and in hand		2,892,005		2,393,380

		3,893,268		3,330,000
Creditors: amounts falling due within one year	11	(2,197,840)		(1,988,016)

Net current assets			1,695,428		1,341,984

Total assets less current liabilities			1,891,178		1,657,395
Provisions for liabilities and charges	12		(36,168)		(34,827)

Net assets			1,855,010		1,622,568

Capital and reserves
Called up share capital	13		1,000		1,000
Profit and loss account	14		1,854,010		1,621,568

Shareholders’ funds			1,855,010		1,622,568

*	Restated, please see note 18

Consolidated Cash Flow Statement

for the period ended 13 March 2014

	Note	72 day period ended 13 March 2014	Year ended 31 December 2013
		£	£
Reconciliation of operating profit to net cash flow from operating activities
Operating profit		301,645	945,388
Depreciation charges		2,087	39,598
Amortisation charges		22,150	87,355
Loss on sale of fixed assets		—	25,502
(Increase) in debtors		(64,643)	(497,645)
Increase in creditors		209,824	138,694

Net cash inflow from operating activities		471,063	738,892

Cash flow statement
Cash flow from operating activities		471,063	738,892
Returns on investments and servicing of finance	19	1,234	4,570
Taxation		(69,094)	(107,808)
Capital expenditure and financial investment	19	95,422	(264,378)

Cash inflow before management of liquid resources and financing		498,625	371,276
Management of liquid resources		—	—
Financing		—	—

Increase in cash in the period		498,625	371,276

Reconciliation of net cash flow to movement in net funds	20
Increase in cash in the period		498,625	371,276

Change in net cash resulting from cash flows		498,625	371,276

Movement in net funds in the period		498,625	371,276
Net funds at the start of the period		2,393,380	2,022,104

Net funds at the end of the period		2,892,005	2,393,380

Consolidated Statement of Total Recognised Gains and Losses

for the period ended 13 March 2014

	Period ended 13 March 2014	Year ended 31 December 2013, as restated*
	£	£
Profit for the financial year	232,442	827,652

Total recognised gains and losses relating to the financial year	232,442	827,652
Prior year adjustment (as explained in note 18)	(180,079)

Total gains and losses recognised since last annual report	52,363	827,652

*	Restated, please see note 18.

Reconciliation of Movements in Shareholders’ Funds

for the period ended 13 March 2014

	Period ended 13 March 2014	Year ended 31 December 2013, as restated*
	£	£
Profit for the financial year (2013 restated with a reduction of £88,481)	232,442	827,652

Retained profit	232,442	827,652

Net addition to shareholders’ funds
Opening shareholders’ funds as previously reported	1,802,647	886,514
Prior period adjustment	(180,079)	(91,598)

Opening shareholders’ funds as restated	1,622,568	794,916

Closing shareholders’ funds as restated	1,855,010	1,622,568

*	Restated, please see note 18

Notes

(forming part of the financial statements)

1 Accounting policies

Basis of preparation

These financial statements have been prepared in connection with the filing of the S-1 for Everbridge Inc. The consolidated financial statements are prepared in accordance with the applicable standards of United Kingdom Generally Accepted Accounting Practice (“UK GAAP”), which have been applied consistently and under the historical cost accounting rules.

The information for the 72 day period ended 13 March 2014 and year ended 31 December 2013 does not constitute the company’s statutory accounts for the 72 day period ended 13 March 2014 or the year ended 31 December 2013. However the information for the year ended 31 December 2013 is derived from the statutory accounts for the year ended 31 December 2013 which have been delivered to the registrar of companies. The auditor has reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

On 31 July 2015 Vocal Limited’s (“the Group”) Board of Directors approved these financial statements of the Group and authorised their issuance.

UK GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 22 to the financial statements.

Basis of consolidation

The consolidated financial statements include the financial statements of the company and its subsidiary undertakings made up to 13 March 2014. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. The subsidiary undertakings consolidated are as follows:

	Country of incorporation or registration	Principal activity	Proportion of share capital held	Class and percentage of shares held
Subsidiary undertakings
Vocal Continuity Solutions Limited	England and Wales	Dormant	100%	Ordinary
Vocal Mobile Solutions Limited	England and Wales	Dormant	100%	Ordinary
Imodus Limited	England and Wales	Dormant	100%	Ordinary
335 Developments Limited	England and Wales	Dormant	85%	Ordinary

Going concern

The Group is expected to continue to generate positive cash flows for the foreseeable future. On the basis of the directors’ assessment of the financial position, the Group’s directors have a reasonable expectation that the company will be able to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing these financial statements.

Turnover (Revenue)

Turnover represents amounts receivable for goods and services net of VAT and trade discounts, relating to the year. Turnover consists of contracted service income from customers using Vocal’s iModus software, and prepaid messages, purchased within this system. Where a customer purchases a bundle of messages in advance, turnover is recognised as the messages are used. Revenue resulting from service contracts is recognised evenly across the term of the contract.

Research and development

Expenditure on research and development is written off to the profit and loss account in the period or year in which it is incurred. Development expenditure is written off in the same way unless the directors are satisfied as to the technical, commercial and financial viability of the individual projects. In this situation, the expenditure is deferred and amortised over the period during which the company is expected to benefit, which is currently three years.

Leasing

Rentals payable under operating leases are charged against income on a straight line basis over the lease term.

Investments

Fixed asset investments are stated at cost less provision for diminution in value.

Tangible fixed assets and depreciation

Tangible fixed assets other than freehold land are stated at cost less depreciation. Depreciation is provided at rates calculated to write off the cost less residual value of each asset over its expected useful life, as follows:

Land and buildings Freehold	See below
Land and buildings Leasehold	Straight line over the lease term
Fixtures, fittings & equipment	15% reducing balance or 33% straight line

No depreciation has been charged on freehold land and buildings as the property was sold at book value in the period.

Pensions

The company operates a defined contribution scheme for the benefit of its employees. Contributions are charged to the profit and loss account in the year they are payable.

Deferred taxation

Deferred taxation is provided in full in respect of taxation deferred by timing differences between the treatment of certain items for taxation and accounting purposes. The deferred tax balance has not been discounted.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to the profit and loss account.

2 Analysis of turnover

In the period to 13 March 2014 only 3% (2013—3%) of the Group’s turnover was to markets outside the United Kingdom.

3 Notes to the profit and loss account

	2014	2013
	£	£
Profit on ordinary activities before taxation is stated after charging/(crediting:)
Depreciation and other amounts written off tangible fixed assets:	2,087	39,598
Owned
Amortisation and other amounts written off intangible fixed assets	22,150	87,355
Office rent—operating leases	6,154	31,200

4 Staff numbers and costs

The average number of persons employed by the Group (including directors) during the year, analysed by category, was as follows:

	Number of employees
	2014	2013
Administrative	22	22

The aggregate payroll costs of these persons were as follows:

	£	£
Wages and salaries	144,922	655,772
Social security costs	15,370	65,549
Other pension costs	2,303	56,080

	162,595	777,401

5 Other interest receivable and similar income

	2014	2013
	£	£
Bank interest	1,234	4,570

	1,234	4,570

6 Interest payable and similar charges

	2014	2013
	£	£
Net exchange losses	483	—

	483	—

7 Taxation

Analysis of charge in period

	2014		2013, as restated*
	£	£	£	£
UK corporation tax
Current tax on income for the period	57,409		177,313
Adjustments in respect of prior periods	11,204		(47,463)

Total current tax		68,613		129,850

Deferred tax (see note 12)
Origination/reversal of timing differences	(1,046)		(8,223)
Adjustment for deferred tax on Intangible assets	2,387		679

Total deferred tax		1,341		(7,544)

Tax on profit on ordinary activities		69,954		122,306

*	Restated, please see note 18

Factors affecting the tax charge for the current period

The current tax charge for the period is lower (2013:lower) than the standard rate of corporation tax in the UK (23%, 2013:23.25%). The differences are explained below.

	2014	2013, as restated*
	£	£
Current tax reconciliation
Profit on ordinary activities before tax	302,396	949,958

Current tax at 23% (2013 :23.25%)	69,551	220,865

Effects of:
Expenses not deductible for tax purposes	5,449	717
Capital allowances for period in excess of depreciation	183	22,519
Additional deduction for R&D expenditure	(17,438)	(66,788)
Adjustments to tax charge in respect of previous periods	11,204	(47,463)
Marginal relief	(336)	—

Total current tax charge (see above)	68,613	129,850

Factors that may affect future current and total tax charges

Reductions in the UK corporation tax rate from 23% to 21% (effective from 1 April 2014) and 20% (effective from 1 April 2015) were substantively enacted on 2 July 2014. This will reduce the company’s future current tax charge accordingly. The deferred tax liability at 13th March 2014 has been calculated based on the rate of 20% substantively enacted at the balance sheet date.

8 Intangible fixed assets

Group	Development costs
£
Cost
At 1 January 2014	302,762
Additions	34,083

At 13 March 2014	336,845

Amortisation
At 1 January 2014	161,295
Charged in year	22,150

At 13 March 2014	183,445

Net book value
At 13 March 2014	153,400

At 1 January 2014	141,467

*	Restated, please see note 18

9 Tangible fixed assets

Group	Land and buildings	Plant and machinery	Total
	£	£	£
Cost
At 1 January 2014	150,310	72,073	222,383
Additions	—	1,229	1,229
Disposals	(130,736)	—	(130,736)

At 13 March 2014	19,574	73,302	92,876

Depreciation
At 1 January 2014	791	47,648	48,439
Charge for year	408	1,679	2,087

At end of year	1,199	49,327	50,526

Net book value
At 13 March 2014	18,375	23,975	42,350

At 1 January 2014	149,519	24,425	173,944

The brought forward net book value of land and buildings includes £130,736 (cost: £130,736) paid for 29% of Unit 6, De Grey Square. The remaining 71% of the property was owned by Terry Wheatley-Perry, a director of the Company. The disposal in the year is the sale of the 29% share of the property at book value.

10 Debtors

Group	2014	2013
	£	£
Trade debtors	911,611	724,957
Other debtors	89,652	211,663

	1,001,263	936,620

11 Creditors: amounts falling due within one year

Group	2014	2013, as restated*
	£	£
Trade creditors	150,819	301,823
Taxation and social security	242,152	86,040
Other creditors	1,804,869	1,600,153

	2,197,840	1,988,016

12 Provisions for liabilities and charges

Deferred taxation
£
At beginning of year (restated with an increase of £28,293)*	34,827
Charge to the profit and loss for the year	1,341

At end of year	36,168

*	Restated, please see note 18

The elements of deferred taxation are as follows:

	2014	2013 as restated*
	£	£
Difference between accumulated depreciation and capital allowances	5,488	6,534
Difference between accumulated amortisation and tax deduction on development costs	30,680	28,293

Deferred tax liability	36,168	34,827

*	Restated, please see note 18

13 Called up share capital

	2014	2013
	£	£
Allotted, called up and fully paid
1,000 Ordinary shares of £1 each	1,000	1,000

14 Statement of movements on profit and loss account

Profit and loss account
£
At 1 January 2014 as previously reported	1,801,647
Prior year adjustment	(180,079)

Balance at 1 January 2014 as restated	1,621,568
Profit for the period	232,442

At 13 March 2014	1,854,010

15 Commitments

Annual commitments under non-cancellable operating leases are as follows:

	Period ended 13 March 2014 Land and buildings	Other	Year ended 31 December 2013 Land and buildings	Other
	£	£	£	£
Operating leases which expire:
Within one year	—	—	—	—
In the second to fifth years inclusive	—	—	—	—
Over five years	31,200	—	35,000	—

	31,200	—	35,000	—

16 Pension scheme

The Company operates a defined contribution pension scheme. The pension cost charge for the period represents contributions payable by the Company to the scheme and amounted to £2,303 (2013:£56,080.)

There were no outstanding or prepaid contributions at either the beginning or end of the financial period.

17 Post Balance Sheet Events

On 14th March 2014 Vocal Limited was purchased by Everbridge Inc, a Company incorporated in the United States of America, for a consideration of £6,731,501. The results of Vocal Limited from that period are consolidated within the financial statements of Everbridge Inc.

18 Prior period adjustment

During the year management identified that deferred income as at 31 December 2013 and as at 31 December 2012 had been calculated on the basis of a full month of service delivery in the month of inception, rather than being calculated on an actual basis. As at 31 December 2013 deferred income was understated by £199,882, whilst the figure was understated by £86,026 as at 31 December 2012.

Management also identified that no deferred tax as at 31 December 2013 and as at 31 December 2012 had been provided for on the difference between the tax written down value, and book value of the development costs. As at 31 December 2013 the deferred tax liability was understated by £28,293, whilst the figure was understated by £27,614 as at 31 December 2012.

The comparative figures within these financial statements have been adjusted to adjust for the above errors. The associated adjustment to the corporation tax liability for the year has also been made. The effect of the restatements is summarised below:

	As previously stated	Restatement	As restated
	£000	£000	£000
Profit and loss account at 01/01/2013	885,514	(91,598)	793,916
Profit/(loss) for the year	916,133	(88,481)	827,652

Profit and loss account at 31/12/2013	1,801,647	(180,079)	1,621,568

	As previously stated	Restatement	As restated
	£000	£000	£000
Turnover for the year ended 31/12/2013	2,811,635	(113,856)	2,697,779
Tax on profit on ordinary activities for the year ended 31/12/2013	(147,681)	25,375	(122,306)
Corporation tax liability as at 31/12/2013	(53,843)	48,096	(5,747)
Other creditors	(1,400,271)	(199,882)	(1,600,153)
Provisions for liabilities and charges	(6,534)	(28,293)	(34,827)
Net assets as at 31/12/2013	1,802,647	(180,079)	1,622,568

19 Analysis of cash flows

	2014	2014	2013	2013
	£	£	£	£
Returns on investment and servicing of finance
Interest received	1,234		4,570
Interest element of finance lease rental payments	—		—

		1,234		4,570
Capital expenditure and financial investment
Purchase of tangible fixed assets	(1,229)		(174,550)
Purchase of intangible fixed assets	(34,085)		(90,750)
Sale of tangible fixed assets	130,736		922

		95,422		(264,378)
		—		—
Financing
Capital element of finance lease rental payments	—	—	—	—

		96,656		(259,808)

20 Analysis of net funds

	At beginning of year	Cash flow	Other non-cash changes	At end of year
	£000	£000	£000	£000
Cash in hand, at bank	2,393,380	498,625	—	2,892,005

Total	2,393,380	498,625	—	2,892,005

21 Related party disclosures

Trevor Wheatley-Perry (a director of the Company) is the beneficial owner of the office premises used by Vocal Limited. During 72 day period ended 13 March 2014 the Company paid £6,154 (2013—£31,200) for rent in respect of these premises.

22 US GAAP reconciliation

The consolidated financial statements are prepared in accordance with the applicable standards of UK GAAP, which varies in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). Having considered all the areas of the financial statements, and given their knowledge of the operations of the Group, management has determined that there are no significant differences between UK GAAP and US GAAP either in respect of the measurement of the profit after tax (net income) for the financial period/year, or in respect of the value of shareholders’ equity as 13 March 2014 and as at 31 December 2013.

In respect of the statement of cash flows, if US GAAP were to be applied instead of UK GAAP the effect on the consolidated cash flow statements for the 72-day period ended 13 March 2014 and the year ended 31 December 2013 would be to decrease the cash flow from operating activities by £67,860 to £403,203 and by £103,238 to £635,654, respectively. This is as a result of the classification differences between US GAAP and UK GAAP. There would be no differences to the financing and investing cash flows.

Independent Auditor’s Report

To the Management of Everbridge

Burlington, Massachusetts

We have audited the accompanying financial statements of Nixle, LLC which comprise the balance sheet as of December 31, 2013, and the related statements of operations, changes in members’ equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with GAAP. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nixle, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with GAAP.

The accompanying financial statements have been prepared assuming that Nixle will continue as a going concern. The conditions described in Note 2 indicate Nixle may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary as a result of the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/ Werdann Devito LLC

WERDANN DEVITO LLC

Clark, New Jersey

July 15, 2015

NIXLE, LLC

Balance Sheet

December 31, 2013

ASSETS
Current assets
Cash	$116,178
Accounts receivable	310,847
Prepaid expenses and other current assets	28,381

Total current assets		$455,406
Equipment, net		36,002
Other assets
Security deposits	13,000

Total other assets		13,000

Total assets		$504,408

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities
Accounts payable	$474,786
Accrued expenses and other current liabilities	5,331,167
Current portion of deferred revenue	658,514
Note payable – 8%	13,090,000

Total current liabilities		$19,554,467

Long-term liabilities
Deferred revenue	51,428
Note payable – 11.25%	6,957,590
Convertible promissory notes	1,200,000
Loans payable	1,255,000

Total long-term liabilities		9,464,018

Commitments and contingencies		—

Equity (deficit)
Class A Units	427,005
Class B Units	9,677,100
Class C Units	—
Accumulated deficit	(38,618,182)

Total equity (deficit)		(28,514,077)

Total liabilities and equity (deficit)		$504,408

See notes to financial statements.

NIXLE, LLC

Statement of Operations

Year Ended December 31, 2013

Revenue		$597,366
Direct costs		1,950,645

Gross profit (loss)		(1,353,279)
Selling and general and administrative expenses
Selling	$1,175,300
General and administrative	1,888,206

Total		3,063,506

Loss before interest and state tax expense		(4,416,785)
Interest expense		2,095,655

Loss before state tax expense		(6,512,440)
State tax expense		3,024

Net loss		$(6,515,464)

See notes to financial statements.

NIXLE, LLC

Statement of Members’ Equity (Deficit)

Year Ended December 31, 2013

	Class A	Class B	Class C	Accumulated Deficit	Total
Balance—beginning of year	427,005	9,677,100	—	$(32,102,718)	$(21,998,613)
Net income (loss)	—	—	—	(6,515,464)	(6,515,464)
Contributions	—	—	—	—	—
Distributions	—	—	—	—	—

Balance—end of year	427,005	9,677,100	—	$(38,618,182)	$(28,514,077)

See notes to financial statements.

NIXLE, LLC

Statement of Cash Flows

Year Ended December 31, 2013

Cash flows used by operations
Net (loss)	$(6,515,464)
Adjustments to reconcile net (loss) to net cash used by operations
Depreciation	36,541
Changes in operating assets and liabilities
Accounts receivable	(265,665)
Prepaid expenses and other current assets	4,172
Accounts payable	186,072
Accrued expenses and other current liabilities	2,071,365
Deferred revenue	470,345

Net cash used by operating activities		$(4,012,634)
Cash flows from investing activities
Equipment purchases	(33,667)

Net cash used by investing activities		(33,667)
Cash flows from financing activities
Proceeds from note payable	4,075,000

Net cash provided by financing activities		4,075,000

Net increase in cash		28,699
Cash—beginning of year		87,479

Cash—end of year		$116,178

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest		$16,067

Income taxes		$3,024

See notes to financial statements.

NIXLE, LLC

Notes to Financial Statements

December 31, 2013

Note 1—Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Nixle LLC (Nixle), organized in New Jersey on January 15, 2007, originally under the name “Rockstar Media LLC” to develop, market and operate an information exchange system. The Members of Rockstar Media agreed to change the name to Nixle to coincide with the product name.

Nixle designs, develops and services secure communications systems. The systems let government agencies and other users simultaneously exchange information with residents. Its products, (1) Nixle Connect is a free notification service provided to registered police departments allowing them to connect with residents by text message, e-mail and the internet. (2) Nixle Engage, Nixle 360, and Nixle Connect for Schools are enhanced versions of the Nixle Connect system, offering users registered under paid subscription plans, the ability to participate in the real-time exchange of information with the public.

Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ significantly from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows short term investments maturing in three months or less are considered cash equivalents. Nixle had no investments considered cash equivalents at December 31, 2013.

Accounts Receivable

Accounts receivable are uncollateralized and non-interest bearing amounts Nixle expects to collect from its customers.

Equipment

Equipment is stated at cost. Depreciation is recorded using straight-line and accelerated methods over the equipment’s estimated useful life (3 to 7 years). Costs for maintenance and repairs are expensed as incurred.

Software Development Costs

Nixle internally develops and acquires software that it uses in providing services to its customers. Nixle accounts for costs of developing software according to Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC”) 985-20 “Costs of Software to Be Sold, Leased, or Marketed.” Under ASC 985-20 costs for developing software to be sold, licensed or marketed are expensed until technological feasibility is established. When technological feasibility is reached capitalization of costs begins. Capitalization of costs ends and amortization begins when the application is available for release to customers.

Nixle recognizes technological feasibility when a working model is completed. Under this approach after successful internal quality assurance testing is performed the application is released to the subscriber base or market place. If changes are needed after the software is released Nixle takes care of it in later versions of the product. Modifications made during customer support services or while performing maintenance are expensed. Costs qualifying for capitalization between establishing technological feasibility and introducing the product to the market are minimal and thus expensed as incurred.

Capital Accounts

Individual capital accounts are increased by cash investments or the fair market value of property contributed and the distributive shares of profits and separately allocated items of income or gain.

Capital accounts are decreased by cash distributions or the book value of property distributed and the distributive share of losses and separately allocated items of expense or loss. Allocations of losses or deductions that would result in a deficit capital account balance are prohibited as losses are limited to each member’s capital investment.

Revenue Recognition

Nixle earns revenue by providing premium services mostly under one year subscription agreements with customers. Revenue earned under subscription agreements is billed to and due by the customer prior to Nixle granting them access to service. Revenue is recognized over the term of the agreement. Unearned revenue for subscriptions still in effect at the end of a period are included as a liability in deferred revenue.

Financial Instruments

All financial instruments are carried at amounts that approximate fair value.

Advertising

Nixle expenses advertising costs when incurred. Nixle expensed advertising costs of $86,065 during the year ended December 31, 2013.

Income Taxes

Nixle was formed as a Limited Liability Company (LLC) electing to be taxed as a partnership under the Internal Revenue Code and applicable state laws. As a partnership, profits and losses pass through to the members and profits are taxed at the individual rather than the partnership level. Accordingly, Nixle has no tax liability, although distributions to members for personal income taxes incurred on partnership profits may be made during the year.

When reporting income or loss on its tax return, Nixle must account for certain transactions according to methods required by taxing authorities. As a result, the net income or loss and members’ capital balances reported on the tax return are usually different from amounts reported in the financial statements.

Uncertain Tax Positions

Nixle is required to identify, measure, and disclose in the financial statements uncertain tax positions Management takes or expects to take when filing the partnership return. At December 31, 2013 Nixle had no uncertain tax positions requiring disclosure. Positions taken on tax matters on partnership returns are subject to review by Federal and State authorities may result in additional taxes and penalty or interest charges to Nixle or its members.

Tax returns are subject to examination by Federal and State authorities for three years from the date of filing. At December 31, 2013 Nixle’s Federal and State tax returns for 2010, 2011 and 2012 are open to examination by the Internal Revenue Service, New Jersey and other state agencies.

Note 2—Going Concern and Uncertainties

Going concern

Nixle has reported net losses since inception and has an accumulated deficit of $38,618,182. Nixle is unable to pay back debt of $27,749,894, and current liabilities exceed current assets by $19,099,061. Nixle’s financial statements are prepared on a going concern basis, which assumes the business operates without threat of liquidation for at least twelve months from the date that the financial statements were available to be issued.

Cash Flow and Funding

Nixle is unable to generate cash flow sufficient to fund operations under its current subscription agreements and service model. As a result Nixle is dependent on an “Angel Investor” to subsidize operations. This funding may end or significantly decrease at any time.

Management’s Plans

Management is working on plans to sell substantially all of Nixle’s assets including accounts receivable, customers, software, Nixle’s name and website, subscribers and other assets for cash and stock according to an asset purchase agreement (APA) with a buyer. After a successfully negotiated APA, Management plans to change Nixle’s name to NXL Holdings. NXL Holdings (a/k/a Nixle) will transfer its assets to the buyer and discontinue all software development projects and public notification services, terminate all employees and restructure the business to operate as a holding company with cash, investment in stock, and debt.

Uncertainties

Funding provided to Nixle by an Angel investor is winding down. Management is using cash for paying professionals representing Nixle on a sale of its assets, restructuring and to settle claims by two former members. The future of NXL Holdings (a/k/a Nixle) to continue as a going concern will be largely dependent on the final proceeds NXL Holdings (a/k/a Nixle) realizes from the fulfillment of the terms of an APA. However, even if Management is successful in its efforts to sell assets and restructure operations too many variables exist that may affect the results of Management’s plans.

Nixle’s future depends on whether the buyer of its assets achieves success in an initial public offering (IPO) and meets the terms of an APA in effect with Nixle at the time. Due to the uncertainty of the outcome of Management’s plans and risks associated with debt obligations and individual members’ investments on Nixle’s books there remains a substantial doubt about Nixle’s ability to continue as a going concern.

The financial statements do not include any adjustments that may be necessary if Nixle is unable to continue as a going concern.

Note 3—Equipment

Equipment consists of the following at December 31, 2013:

Computer software	$289,652
Furniture and fixtures	65,836
Office and other equipment	395,389

Total	750,877
Less: accumulated depreciation and amortization	(714,875)

$36,002

Depreciation expense for the year ended December 31, 2013 was $36,541.

Note 4—Accrued Expenses

Accrued expenses consists of the following at December 31, 2013:

Due to customer—overpayments	$6,090
Payroll taxes	2,385
Licensing and consulting fees	75,388
Accrued interest	5,247,304

$5,331,167

Note 5—Long-Term Debt

Loans Payable

Nixle has loans payable of $1,255,000 to six individuals, loaned during the years ended 2007 to 2010 under verbal agreements. Nixle computes simple interest accrued of $247,199 on the principal balances at 5.25%. Nixle considers the balances outstanding to be long-term obligations because repayment is not expected to occur within one year.

Note Payable—11.25%

11.25% Secured Convertible Promissory Note

On October 1, 2010 Nixle and the Angel Investor (Holder) executed a “Secured Convertible Promissory Note Agreement” (Note A) for $6,957,590 as a result of a loan restructure for amounts loaned to Nixle between January 2008 and September 2010. The Holder of Note A is entitled to convert all or part of the outstanding principal and accrued interest into Class B Units at a pre-determined conversion price using a $17.5 million valuation of Nixle.

Note A has accrued interest of $3,133,321, accruing daily at an annual rate of 11.25% through October 1, 2015 and is collateralized by a first priority security interest in all of Nixle’s assets.

Note Payable—8%

8% Secured Convertible Promissory Note

On March 31, 2011 Nixle executed a $1,800,000 Secured Convertible Promissory Note Agreement (Note B) with the Angel Investor. Advances made to Nixle during the period increase the principal of Note B. Accrued simple interest of $2,454,228) is calculated at 8% on the outstanding principal balance bi-annually and each time an advance is made and the principal balance changes. Note B was due June 30, 2012, but will continue in effect until another note agreement is executed. The balance outstanding on Note B is $13,090,000 at December 31, 2014.

Convertible Promissory Notes

Nixle has authorized the issuance and sale of Convertible Promissory Notes (the Convertible Notes) up to $5,500,000 in a private offering with each principal unit convertible into one Class B Unit at a price equal to the principal amount subscribed. Upon written notice, holders of the Convertible Notes are entitled to exchange all or part of the outstanding principal and accrued interest into Class B Units each at a price of $14 (the “Conversion Price”). With 30 days of advance written notice Nixle (the Borrower) has the right to convert all or part of the outstanding principal and accrued interest into Class B Units at the “Conversion Price.”

The Convertible Notes accrue interest daily at an annual rate of 8.0%. Details of Convertible Notes outstanding at December 31, 2013 are listed in the table below.

8% Convertible Note (Note C) dated October 27, 2010 issued under an agreement with the Angel Investor in exchange for debt, maturing October 26, 2015. Accrued interest on Note C at December 31, 2014 is $182,000	$700,000
8% Convertible Note (Note D) dated November 9, 2010, issued under an agreement with a partnership in exchange for cash, maturing November 8, 2015. Accrued interest on Note D at December 31, 2014 is $125,000	500,000

Total	$1,200,000

Long-term debt maturing during the years ending December 31, is as follows:

Year Ending	Debt Maturing
2015	$8,157,590
2016	—
2017	—
2018	—
2019	—
Thereafter	1,255,000

$9,412,590

Note 6—Equity

Membership Units

Equity interests in the membership of Nixle are identified by Units. Each member’s percentage ownership in Nixle is determined by dividing the number of Units owned by the total number of Units issued. Membership Units are broken down into three classes that carry different member rights. No member has the right to act for, on behalf of, or bind Nixle other than the members of the Management Committee.

Class A Units

Class A Units carry rights to purchase Units from a selling member after a first offer is made to purchase Nixle, and drag along rights in connection with the sale of all Nixle Units as indicated in the Agreement. Class A members rank second to receive distributions of net ordinary and capital proceeds until capital contributions reach zero.

There are 943,169 Class A Units issued at December 31, 2013.

Class A Units were originally issued to and held by two individuals who were the founders and original managers of Nixle. In two separate “Membership Interest Pledge Agreements both dated October 1, 2010” these individuals pledged their Class A Units to collateralize the 11.25% Note (Note 5). On September 9, 2011 after the 11.25% Note was defaulted on, the Majority Investor accepted the collateral in satisfaction of outstanding interest payments owed to him.

Class B Units

Class B Units are issued in exchange for capital contributions. Class B unit holders rank first to receive distributions of net ordinary proceeds and net capital proceeds until capital contributions are reduced to zero.

There are 606,755 Class B Units issued at December 31, 2013.

Class C Units

Class C Units are issued in exchange for services rendered to Nixle. Class C Units have a liquidation value of zero when issued and constitute “Profits Interests” in accordance with the provisions of Revenue Procedure 93-27. Class C Units are subject to vesting and forfeiture provisions set forth in separate agreements between Nixle and each Class C Unit Member.

There are 225,183 Class C Units issued and 193,614 Class C Units vested at December 31, 2013.

Note 7—Warrants and Options

Management, has the authority to issue warrants, options or other instruments to purchase Units.

On December 16, 2010 a Warrant was issued to the Majority Investor in exchange for value received. The warrant is exercisable in whole or in part and entitles the Majority Investor to purchase 150,000 Class B Units at $7.01 each until December 16, 2015.

Note 8—Retirement Plan

Effective October 1, 2011 Nixle provides retirement benefits through the Nixle 401(k) Plan (the Plan). The Plan allows eligible employees over 18 years of age to defer a portion of their compensation under Section 401(k) of the Internal Revenue Code. The Plan provides Management with a discretionary matching option, allowing Nixle to contribute and allocate to each eligible employees’ account a percentage of their elective deferrals as determined at the end of each Plan year. Nixle made no contribution to the Plan during the year ended December 31, 2013.

Note 9—Operating Leases

Nixle rents office space in San Francisco, California for $12,000 a month plus utility charges. Under a lease agreement through December 31, 2014. Rent expense for the year ended December 31, 2013 was $133,296.

Nixle rents storage space in San Francisco, California at a rate of $149 a month. Rent expense for the year ended December 31, 2013 was $1,788.

Following is a schedule by year of approximate future minimum lease payments required under the above operating lease agreements that have remaining non-cancelable lease terms as of December 31, 2013:

Year ending December 31,	Payment
2014	$144,000
Thereafter	—

Total	$144,000

Note 10—Noncash Transactions

Nixle had recorded a $50,000 advance as a capital contribution during 2010. The member contended that the $50,000 was an addition to a convertible note payable (Note 5). On January 1, 2012 Nixle agreed to recognize the addition to the convertible note payable and reclassified $50,000 of Members’ Equity to a long-term note payable.

Note 11—Risks and Uncertainties

Concentration of Credit Risk

Nixle, at times, maintains cash balances in financial institutions that are in excess of the $250,000 insurance provided by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2013 Nixle’s cash balances did not exceed the FDIC limits. Nixle has not experienced any loss on its cash or cash equivalents. Management believes any significant credit risk on Nixle’s deposits in financial institutions is minimal.

Competition

The market for Nixle’s products and services is highly competitive and the technology is subject to shifts in market preferences. There exists a risk that Nixle’s financial condition and results of operations could be negatively affected if market preferences shift.

Litigation

Nixle has a complaint against them from an investor’s estate for a total of $1,000,000. The complaint is for the return of equity of $500,000 and repayment of a loan for $500,000. Both these amounts are recorded in the financial statements and no additional liability is expected when this case is settled.

Nixle has a complaint against them for the return of equity of approximately $250,000 from an investor. The plaintiff’s investment of $250,000 is included in the financial statements. Management believes any amounts sought beyond the investment will be negligible and not material to the financial statements.

Both complaints were resolved for $275,000 subsequent to December 31, 2013.

Note 12—Licensing Agreement

Nixle terminated its licensing agreement with emergency notification systems service provider, Everbridge effective December 31, 2013. For the year ended December 31, 2013 Nixle paid $400,000 under its licensing agreement with Everbridge.

Nixle entered into a new licensing agreement effective January 1, 2014 with a telecommunications firm, Shoutpoint, for voice applications solutions. The agreement is standard for one year, automatically renewing each January 1 successively, for two more years unless cancelled with 30 days advance notice. The base licensing fee is $45,000 per quarter with additional Price Per Minute (PPM) and Price Per Contact (PPC) charges. Beginning with the second annual term of the agreement, minimum pricing rules take effect.

Note 13—Subsequent Events and Future Uncertainties

Management has evaluated subsequent events through July 15, 2015 which is the date these financial statements were available to be issued.

Subsequent to year end on December 23, 2014 the Director of Nixle entered into an Asset Purchase Agreement (APA) with its service provider—Everbridge. Under the terms of the APA, Everbridge, purchased substantially all of Nixle’s assets and a portion of accounts payable in exchange for cash and stock. Everbridge is planning an initial public offering (IPO) of its stock in late July 2015 and will include pro-forma financial information and other information related to the APA with Nixle.

The effects of Everbridge’s IPO on Nixle are highly speculative and impossible to determine, accordingly these financial statements contain no adjustments for events that may occur as a result of this subsequent event.

Independent Auditor’s Report

To the Management of Everbridge -

Burlington, Massachusetts

We have audited the accompanying financial statements of Nixle, LLC which comprise the balance sheet as of December 31, 2012, and the related statements of operations, members’ equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nixle, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Nixle will continue as a going concern. The conditions described in Note 2 indicate Nixle may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary as a result of the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/ Werdann Devito LLC

WERDANN DEVITO LLC

Clark, New Jersey

July 15, 2015

NIXLE, LLC

Balance Sheet

December 31, 2012

ASSETS
Current assets
Cash	$87,479
Accounts receivable	45,182
Prepaid expenses and other current assets	36,105

Total current assets		$168,766
Equipment, net		38,876
Other assets
Security deposits	9,448

Total other assets		9,448

Total assets		$217,090

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities
Accounts payable	$288,714
Accrued expenses and other current liabilities	3,259,802
Current portion of deferred revenue	217,909
Note payable – 8%	9,015,000

Total current liabilities		$12,781,425

Long-term liabilities
Deferred revenue	21,688
Note payable – 11.25%	6,957,590
Convertible promissory notes	1,200,000
Loans payable	1,255,000

Total long-term liabilities		9,434,278

Commitments and contingencies		—

Equity (deficit)
Class A Units	427,005
Class B Units	9,677,100
Class C Units	—
Accumulated deficit	(32,102,718)

Total equity (deficit)		(21,998,613)

Total liabilities and equity (deficit)		$217,090

See notes to financial statements.

NIXLE, LLC

Statement of Operations

Year Ended December 31, 2012

Revenue		$101,627
Direct costs		1,542,667

Gross profit (loss)		(1,441,040)
Selling and general and administrative expenses
Selling	$580,124
General and administrative	1,734,894

Total		2,315,018

Loss before interest and state tax expense		(3,756,058)
Interest expense		1,628,320

Loss before state tax expense		(5,384,378)
State tax expense		3,268

Net loss		$(5,387,646)

See notes to financial statements.

NIXLE, LLC

Statement of Members’ Equity (Deficit)

Year Ended December 31, 2012

	Class A	Class B	Class C	Accumulated Deficit	Total
Balance—beginning of year	427,005	9,727,100	—	$(26,714,235)	$(16,560,130)
Net income (loss)				(5,387,646)	(5,387,646)
Re-classify equity to debt	—	(50,000)	—	—	(50,000)
Contributions	—	—	—	—	—
Distributions	—	—	—	(837)	(837)

Balance—end of year	427,005	9,677,100	—	$(32,102,718)	$(21,998,613)

See notes to financial statements.

NIXLE, LLC

Statement of Cash Flows

Year Ended December 31, 2012

Cash flows from operating activities
Net (loss)	$(5,387,646)
Adjustments to reconcile net (loss) to net cash used by operating activities
Depreciation	48,342
(Increase)decrease in:
Accounts receivable	(34,182)
Prepaid expenses and other current assets	44,768
Increase(decrease) in:
Accounts payable	(77,589)
Accrued expenses and other current liabilities	1,510,645
Deferred revenue	239,597

Net cash used by operating activities		$(3,656,065)
Cash flows from investing activities
Equipment purchases	(24,499)

Net cash used by investing activities		(24,499)
Cash flows from financing activities
Proceeds from note payable	3,765,000
Distributions	(837)

Net cash provided by financing activities		3,764,163

Net increase in cash		83,599
Cash at beginning of year		3,880

Cash at end of year		$87,479
Supplemental disclosures
Interest paid		$2,296
Income taxes paid		$3,268

See notes to financial statements.

NIXLE, LLC

Notes to Financial Statements

December 31, 2012

Note 1—Summary of Significant Accounting Policies

Nature of Operations

Nixle LLC (Nixle), organized in New Jersey on January 15, 2007, originally under the name “Rockstar Media LLC” to develop, market and operate an information exchange system. On December 1, 2007 the Members of Rockstar Media agreed to change the name to Nixle LLC to coincide with the name of the product.

Nixle designs, develops and services secure communications systems. The systems let government agencies and other users simultaneously exchange information with residents. Its products, (1) Nixle Connect offers free, to registered police departments, a notification system that allows them to connect with residents by text message, e-mail and the internet. (2) Nixle Engage, Nixle 360, and Nixle Connect for Schools are enhanced versions of the Nixle Connect system, offering users under subscription agreements, the ability to participate in the real-time exchange of information with the public.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows all highly liquid debt instruments with maturities of three months or less are considered cash equivalents. Nixle had no investments considered cash equivalents at December 31, 2012.

Accounts Receivable

Accounts receivable are non-interest bearing, uncollateralized amounts Nixle expects to collect from its customers.

Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method over the equipment’s estimated useful life (3 to 7 years). Amounts disbursed for maintenance and repairs are charged to expense as incurred.

Software Development Costs

Nixle internally develops software and acquires software that it uses in providing services to its customers. Nixle accounts for software development costs according to Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC”) 985-20 “Costs of Software to Be Sold, Leased, or Marketed.” Costs for developing software to be licensed are expensed.

Nixle recognizes technological feasibility when a working model is completed. Under this approach after successful internal quality assurance testing is performed the application is released to the subscriber base or market place. If changes are needed after the software is released Nixle takes care of it in later versions of the product. Modifications made during customer support services or while performing maintenance are expensed. Costs qualifying for capitalization between establishing technological feasibility and introducing the product to the market are minimal and thus expensed as incurred.

Capital Accounts

Individual capital accounts are increased by cash investments or the fair market value of property contributed and the distributive shares of profits and separately allocated items of income or gain.

Capital accounts are decreased by cash distributions or the book value of property distributed and the distributive share of losses and separately allocated items of expense or loss. Allocations of losses or deductions that would result in a deficit capital account balance are prohibited as losses are limited to each member’s capital investment.

Revenue Recognition

Nixle earns revenue by providing premium services mostly under one year subscription agreements with customers. Revenue earned under subscription agreements is billed to and due by the customer prior to Nixle granting them access to service. Revenue is recognized over the term of the agreement. Unearned revenue for subscriptions still in effect at the end of a period are included as a liability in deferred revenue.

Financial Instruments

All financial instruments are carried at amounts that approximate fair value.

Advertising

Advertising costs are expensed as incurred. Nixle incurred advertising costs of $239,731 for the year ended December 31, 2012.

Income Taxes

Nixle was formed as a Limited Liability Company (LLC) electing to be taxed as a partnership under the Internal Revenue Code and applicable state laws. As a partnership, profits and losses pass through to the members and profits are taxed at the individual rather than the partnership level. Accordingly, Nixle has no tax liability, although distributions to members for personal income taxes incurred on partnership profits may be made during the year.

When reporting net income or loss on its tax return, Nixle accounts for certain transactions according to methods required by law. As a result, the net income or loss and members’ capital balances reported on the tax return are usually different from those amounts reported in the financial statements.

Uncertain Tax Positions

Nixle is required to identify, measure, and disclose in the financial statements uncertain tax positions Management takes or expects to take when filing the partnership return. At December 31, 2012 Nixle had no uncertain tax positions requiring disclosure. Tax positions taken on partnership returns may be rejected by taxing authorities and may result in tax, penalty or interest charges to Nixle or its members.

Tax returns are subject to examination by Federal and State authorities for three years from the date of filing. Nixle’s Federal and State tax returns for 2009, 2010 and 2011 are open to examination by the Internal Revenue Service, New Jersey and other state agencies.

Note 2— Going Concern and Uncertainties

Going Concern

Nixle has reported net losses since inception and an accumulated deficit of $32,102,718. Nixle is unable to pay back debt of $21,595,306, and current liabilities exceed current assets by $12,612,659. Nixle’s financial statements are prepared on a going concern basis, which assumes the business operates without threat of liquidation for at least twelve months from the date that the financial statements were available to be issued.

Cash Flow and Funding

Nixle is unable to generate cash flow sufficient to fund operations under its current subscription agreements and service model. As a result Nixle is dependent on an “Angel Investor” to subsidize operations. This funding may end or significantly decrease at any time.

Management’s Plans

Management is working on plans to sell substantially all of Nixle’s assets including accounts receivable, customers, software, Nixle’s name and website, subscribers and other assets for cash and stock according to an asset purchase agreement (APA) with a buyer. After a successfully negotiated APA, Management plans to change Nixle’s name to NXL Holdings. NXL Holdings (a/k/a Nixle) will transfer its assets to the buyer and discontinue all software development projects and public notification services, terminate all employees and restructure the business to operate as a holding company with cash, investment in stock, and debt.

Uncertainties

Funding provided to Nixle by an Angel investor is winding down. Management is using cash for paying professionals representing Nixle on a sale of its assets, restructuring and to settle claims by two former members. The future of NXL Holdings (a/k/a Nixle) to continue as a going concern will be largely dependent on the final proceeds NXL Holdings (a/k/a Nixle) realizes from the fulfillment of the terms of an APA. However, even if Management is successful in its efforts to sell assets and restructure operations too many variables exist that may affect the results of Management’s plans.

Nixle’s future depends on whether the buyer of its assets achieves success in an initial public offering (IPO) and meets the terms of an APA in effect with Nixle at the time. Due to the uncertainty of the outcome of Management’s plans and risks associated with debt obligations and individual members’ investments on Nixle’s books there remains a substantial doubt about Nixle’s ability to continue as a going concern.

The financial statements do not include any adjustments that may be necessary if Nixle is unable to continue as a going concern.

Note 3—Equipment

Equipment consists of the following at December 31, 2012:

Computer software	$289,652
Furniture and fixtures	54,840
Office and other equipment	372,718

Total	717,210
Less: accumulated depreciation	(678,334)

$38,876

Depreciation expense for the year ended December 31, 2012 was $48,342.

Note 4—Accrued Expenses

Accrued expenses consists of the following at December 31, 2012:

Payroll taxes	$6,977
Licensing and consulting fees	85,109
Accrued interest	3,167,716

$3,259,802

Note 5—Long-Term Debt

Loans Payable

Nixle has a total of $1,255,000 in loans payable to six individuals under verbal agreements made during the period January 1, 2007 to December 31, 2010. Nixle computes simple interest on the principal balance at a rate of 5.25%. The loans are considered long-term obligations because repayment is not expected to happen within one year. At December 31, 2012 there is $193,866 accrued interest due on these loans, included in accrued expenses.

Note Payable—11.25%

11.25% Secured Convertible Promissory Note

On October 1, 2010 Nixle and the Angel Investor (Holder) executed a “Secured Convertible Promissory Note Agreement” (Note A) for $6,957,590 as a result of a loan restructure for amounts the Angel Investor loaned to Nixle between January 2008 and September 2010. The Holder of Note A is entitled to convert all or part of the outstanding principal and accrued interest into Class B Units at a pre-determined conversion price using a $17.5 million valuation of Nixle.

Note A has accrued interest of $2,044,950 accruing daily at an annual rate of 11.25% through October 1, 2015 and is collateralized by a first priority security interest in all of Nixle’s assets.

Note Payable—8%

8% Secured Convertible Promissory Note

On March 31, 2011 Nixle executed a $1,800,000 Secured Convertible Promissory Note Agreement (Note B) with the Angel Investor. Advances during the period increase Note B. Accrued simple interest of $717,900 is calculated at 8% on the outstanding principal balance bi-annually, and each time an advance is made and the principal balance changes. Note B was due June 30, 2012, but will continue in effect until another note agreement is executed. The balance outstanding on Note B is $9,015,000 at December 31, 2012.

Convertible Promissory Notes

Nixle authorized the issuance and sale of Convertible Promissory Notes (the Convertible Notes) up to $5,500,000 in a private offering with each principal unit convertible into one Class B Unit at a price equal to the principal amount subscribed. Upon written notice, holders of the Convertible Notes are entitled to exchange all or part of the outstanding principal and accrued interest into Class B Units each at a price of $14 (the “Conversion Price”). With 30 days of advance written notice Nixle (the Borrower) has the right to convert all or part of the outstanding principal and accrued interest into Class B Units at the “Conversion Price.”

The Convertible Notes accrue interest daily at an annual rate of 8.0%. Details of Convertible Notes outstanding at December 31, 2012 are listed below.

8% Convertible Note (Note C) dated October 27, 2010 issued under an agreement with the Angel Investor, in exchange for debt outstanding, maturing October 26, 2015. At December 31, 2012 there is $126,000 interest due on Note C included in accrued expenses.	$700,000
8% Convertible Note (Note D) dated November 9, 2010, issued under an agreement with a partnership in exchange for cash, maturing November 8, 2015. At December 31, 2012 there is $85,000 interest due on Note D included in accrued expenses.	500,000

Total	$1,200,000

Long-term debt maturing during the years ending December 31, is as follows:

Year Ending	Debt Maturing
2014	$—
2015	8,157,590
2016	—
2017	—
Thereafter	1,255,000

$9,412,590

Note 6—Equity

Membership Units

Equity interests in the membership of Nixle are identified by Units. Each member’s percentage ownership in Nixle is determined by dividing the number of Units owned by the total number of Units issued. Membership Units are broken down into three classes that carry different member rights. No member has the right to act for, on behalf of, or bind Nixle other than the members of the Management Committee.

Class A Units

Class A Units carry rights to purchase Units from a selling member after a first offer is made to purchase Nixle, and drag along rights in connection with the sale of all Nixle Units as indicated in the Agreement. Class A members rank second to receive distributions of net ordinary and capital proceeds until capital contributions reach zero.

There are 943,169 Class A Units issued at December 31, 2012.

Class A Units were originally issued to and held by two individuals who were the founders and original managers of Nixle. In two separate “Membership Interest Pledge Agreements both dated October 1, 2010” these individuals pledged their Class A Units to collateralize the 11.25% Note (Note 5). On September 9, 2011 after the 11.25% Note was defaulted on, the Majority Investor accepted the collateral in satisfaction of outstanding interest payments owed to him.

Class B Units

Class B Units are issued in exchange for capital contributions. Class B unit holders rank first to receive distributions of net ordinary proceeds and net capital proceeds until capital contributions are reduced to zero.

There are 606,755 Class B Units issued at December 31, 2012.

Class C Units

Class C Units are issued in exchange for services rendered to Nixle. Class C Units have a liquidation value of zero when issued and constitute “Profits Interests” in accordance with the provisions of Revenue Procedure 93-27. Class C Units are subject to vesting and forfeiture provisions set forth in separate agreements between Nixle and each Class C Unit Member.

There are 225,183 Class C Units issued and 193,614 Class C Units vested at December 31, 2012.

Note 7—Warrants and Options

Management, has the authority to issue warrants, options or other instruments to purchase Units.

On December 16, 2010 a Warrant was issued to the Majority Investor in exchange for value received. The warrant is exercisable in whole or in part and entitles the Majority Investor to purchase 150,000 Class B Units at $7.01 each until December 16, 2015.

On October 6, 2011 a Unit Purchase Warrant was issued to a former founding member for value received. The warrant is exercisable in whole or in part and entitles the holder to purchase 1) 85,991 Class A Units at $1.00 per Unit until December 31, 2012 and 2) 64,009 Class A Units at $2.00 per Unit until December 31, 2013.

Note 8—Retirement Plan

Effective October 1, 2011 Nixle provides retirement benefits through the Nixle 401(k) Plan (the Plan). The Plan allows eligible employees over 18 years of age to defer a portion of their compensation under Section 401(k) of the Internal Revenue Code. The Plan provides Management with a discretionary matching option, allowing Nixle to contribute and allocate to each eligible employees’ account a percentage of their elective deferrals as determined at the end of each Plan year. Nixle made no contribution to the Plan during the year ended December 31, 2012.

Note 9—Operating Leases

Nixle rents office space in Pasadena, California effective through April 1, 2013. Rent expense is $790 a month plus a charge for operating costs. For the year ended December 31, 2012, rent expense incurred under this agreement was approximately $11,750.

Nixle rents office space in San Francisco, California under an “Office Lease” effective October 1, 2011 through December 31, 2013. Rent expense is $3,950 a month plus operating costs, through December 31, 2012. For the year ended December 31, 2012, rent expense incurred under this agreement was approximately $47,400.

Following is a schedule by year of approximate future minimum lease payments required under the above operating lease agreements that have remaining non-cancelable lease terms as of December 31:

Year ending December 31,	Payment
2013	$2,370
Thereafter	—

Total	$2,370

Note 10—Noncash Transactions

Nixle had recorded a $50,000 advance as a capital contribution during 2010. The individual contended that the $50,000 was an addition to a convertible note payable (Note 5). On January 1, 2012 Nixle agreed to recognize the addition to the convertible note payable and reclassified $50,000 of Members’ Equity to a long-term note payable.

Note 11—Risks and Uncertainties

Concentration of Credit Risk

Nixle, at times, maintains cash balances in financial institutions that are in excess of the $250,000 insurance provided by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2012 Nixle’s cash balances did not exceed the FDIC limits. Nixle has not experienced any loss on its cash or cash equivalents. Management believes any significant credit risk on Nixle’s deposits in financial institutions is minimal.

Competition

The market for Nixle’s products and services is highly competitive and the technology is subject to shifts in market preferences. There exists a risk that Nixle’s financial condition and results of operations could be negatively affected if market preferences shift.

Litigation

Nixle has complaints pending against them for approximately $3,328,000 from an individual’s estate and an individual who allege loans, accrued interest and legal fees are owed to them. However, $2,760,000 of the claimed amount is without merit. Nixle has included this liability in the financial statements at December 31, 2012.

Note 12—Licensing Agreement

During December 2012 Nixle formed a partnership with Everbridge under a licensing agreement for data hosting, automated communication, mass notification and related services. The renewable license agreement extends for one year and is cancelable with 60 days prior notice by either side. Following this arrangement and subsequent to year end Nixle terminated a license agreement with a similar service provider—GovDelivery (Note 13). For the year ended December 31, 2012 Nixle paid $257,734 to GovDelivery under its licensing agreement.

Note 13—Subsequent Events

Management has evaluated subsequent events through July 15, 2015 which is the date these financial statements were available to be issued.

Asset Purchase Agreement

Subsequent to year end on December 23, 2014 the Director of Nixle entered into an Asset Purchase Agreement (APA) with its service provider—Everbridge. Under the terms of the APA, Everbridge, purchased substantially all of Nixles’s assets and a portion of accounts payable in exchange for cash and stock. Everbridge is planning an initial public offering (IPO) of its stock in late July 2015 and will include pro-forma financial information and other information related to the APA with Nixle.

The effects of Everbridge’s IPO on Nixle are highly speculative and impossible to determine, accordingly these financial statements contain no adjustments for events that may occur as a result of this subsequent event.

Lease Agreements

Subsequent to year end Nixle extended lease agreements for office space in (1) Pasadena, California to September 30, 2013 at a rate of $812 a month and (2) San Francisco, California to December 31, 2014 at a rate of $11,500 a month through December 31, 2013 and $12,000 a month through December 31, 2014. Nixle also entered into a month to month rental agreement for storage space in Pasadena, California at a rate of $149 a month.

Licensing Agreement

Subsequent to year end, Nixle terminated its licensing agreement with GovDelivery for the Nixle Dial data hosting platform.

Litigation

Both complaints were settled for $275,000 subsequent to December 31, 2012 (Note 11).

Independent Accountant’s Review Report

To the Management of Everbridge

Burlington, Massachusetts

We have reviewed the accompanying balance sheets of Nixle LLC as of September 30, 2014 and 2013, and the related statements of operations, members’ equity (deficit), and cash flows for the nine months then ended. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

/s/ Werdann Devito LLC

WERDANN DEVITO LLC

Clark, New Jersey

July 15, 2015

NIXLE, LLC

Balance Sheets

September 30,

ASSETS
	2014	2013
Current assets
Cash	$19,663	$59,686
Accounts receivable	564,017	150,605
Prepaid expenses and other current assets	39,905	37,283

Total current assets	623,585	247,574

Equipment, net	73,619	38,674

Other assets
Security deposits	25,225	14,548

Total other assets	25,225	14,548

Total assets	$722,429	$300,796

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities
Accounts payable	$555,336	$433,455
Accrued expenses and other current liabilities	7,109,400	4,744,274
Current portion of deferred revenue	1,141,217	433,443
Note payable—11.25%	16,915,000	12,040,000

Total current liabilities	25,720,953	17,651,172

Long-term liabilities
Deferred revenue	46,673	20,135
Note payable—8%	6,957,590	6,957,590
Convertible promissory notes	1,200,000	1,200,000
Loans payable	755,000	1,255,000

Total long-term liabilities	8,959,263	9,432,725

Commitments and contingencies	—	—
Equity (deficit)
Class A Units	427,005	427,005
Class B Units	9,677,100	9,677,100
Class C Units	—	—
Accumulated deficit	(44,061,892)	(36,887,206)

Total equity (deficit)	(33,957,787)	(26,783,101)

Total liabilities and equity (deficit)	$722,429	$300,796

See accompanying notes and independent accountant’s review report.

NIXLE, LLC

Statements of Operations

Nine Months Ended September 30,

	2014	2013
Revenue	$1,172,251	$385,686
Direct costs	2,533,539	931,963

Gross profit (loss)	(1,361,288)	(546,277)

Selling and general and administrative expenses
Selling	1,083,177	1,529,383
General and administrative	1,413,842	1,181,569

Total	2,497,019	2,710,952

Loss before interest and state tax expense	(3,858,307)	(3,257,229)

Other income (expense)
Interest expense	(1,896,590)	(1,524,689)
Other income	487,979	—

	(1,408,611)	(1,524,689)

Loss before state tax expense	(5,266,918)	(4,781,918)
State tax expense	9,292	2,570

Net loss	$(5,276,210)	$(4,784,488)

See accompanying notes and independent accountant’s review report.

NIXLE, LLC

Statements of Members’ Equity (Deficit)

Nine Months Ended September 30, 2014 and 2013

	Class A	Class B	Class C	Accumulated Deficit	Total
Balance—January 1, 2013	427,005	9,677,100	—	$(32,102,718)	$(21,998,613)
Net income (loss)	—	—	—	(4,784,488)	(4,784,488)
Contributions	—	—	—	—	—
Distributions	—	—	—	—	—

Balance—September 30, 2013	427,005	9,677,100	—	(36,887,206)	(26,783,101)

Balance—January 1, 2014	427,005	9,677,100	—	(38,618,182)	(28,514,077)
Net income (loss)	—	—	—	(5,276,210)	(5,276,210)
Contributions	—	—	—	—	—
Distributions	—	—	—	(167,500)	(167,500)

Balance-September 30, 2014	427,005	9,677,100	—	$(44,061,892)	(33,957,787)

See accompanying notes and independent accountant’s review report.

NIXLE, LLC

Statements of Cash Flows

Nine Months Ended September 30, 2014 and 2013

	2014	2013
Cash flows from operating activities
Net (loss)	$(5,276,210)	$(4,784,488)
Adjustments to reconcile net (loss) to net cash used by operating activities
Depreciation	18,225	20,508
Other income	(487,979)	—
(Increase) decrease in:
Accounts receivable	(253,170)	(105,423)
Prepaid expenses and other current assets	(11,524)	(1,178)
Security deposits	(12,225)	(5,100)
Increase (decrease) in:
Accounts payable	80,550	144,741
Accrued expenses and other current liabilities	1,873,712	1,484,472
Deferred revenue	477,948	213,981

Net cash used by operating activities	(3,590,673)	(3,032,487)

Cash flows from investing activities
Acquisition of equipment	(55,842)	(20,306)

Net cash used by investing activities	(55,842)	(20,306)

Cash flows from financing activities
Proceeds from notes payable	3,825,000	3,025,000
Repayment of loans payable	(250,000)	—
Member distributions	(25,000)	—

Net cash provided by financing activities	3,550,000	3,025,000

Net decrease in cash	(96,515)	(27,793)
Cash at beginning of year	116,178	87,479

Cash at end of September 2014 and 2013	$19,663	$59,686

Supplemental disclosures
Interest paid	$—	$—

Income taxes paid	$9,292	$3,024

See accompanying notes and independent accountant’s review report.

NIXLE, LLC

Notes to Financial Statements

September 30, 2014 and 2013

Note 1—Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Nixle LLC (Nixle), organized in New Jersey on January 15, 2007, originally under the name “Rockstar Media LLC” to develop, market and operate an information exchange system. The Members of Rockstar Media agreed to change the name to Nixle LLC under an “Amended and Restated Operating Agreement” to coincide with the product name.

Nixle designs, develops and services secure communications systems. The systems let government agencies and other users simultaneously exchange information with residents. Its products, (1) Nixle Connect is a free notification service provided to registered police departments allowing them to connect with residents by text message, e-mail and the internet. (2) Nixle Engage, Nixle 360, and Nixle Connect for Schools are enhanced versions of the Nixle Connect system, offering users registered under paid subscription plans, the ability to participate in the real-time exchange of information with the public.

Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows short term investments maturing in three months or less are considered cash equivalents. Nixle had no investments considered cash equivalents at September 30, 2014 and 2013.

Accounts Receivable

Accounts receivable are uncollateralized and non-interest bearing amounts Nixle expects to collect from its customers.

Equipment

Equipment is stated at cost. Depreciation is recorded using straight-line and accelerated methods over the estimated useful life of the equipment (3 to 7 years). Costs for maintenance and repairs are expensed as incurred.

Software Development Costs

Nixle internally develops and acquires software that it uses in providing services to its customers. Nixle accounts for costs of developing software according to Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC”) 985-20 “Costs of Software to Be Sold, Leased, or Marketed.” Under ASC 985-20 costs for developing software to be sold, licensed or marketed are expensed until technological feasibility is established. When technological feasibility is reached capitalization of costs begins. Capitalization of costs ends and amortization begins when the application is available for release to customers.

Nixle recognizes technological feasibility when a working model is completed. Under this approach after successful internal quality assurance testing is performed the application is released to the subscriber base or market place. If changes are needed after the software is released Nixle takes care of it in later versions of the product. Modifications made during customer support services or while performing maintenance are expensed. Costs qualifying for capitalization between establishing technological feasibility and introducing the product to the market are minimal and thus expensed as incurred.

Capital Accounts

Individual capital accounts are increased by cash investments or the fair market value of property contributed and the distributive shares of profits and separately allocated items of income or gain.

Capital accounts are decreased by cash distributions or the book value of property distributed and the distributive share of losses and separately allocated items of expense or loss. Allocations of losses or deductions that would result in a deficit capital account balance are prohibited as losses are limited to each member’s capital investment.

Revenue Recognition

Nixle earns revenue by providing premium services mostly under one year subscription agreements with customers. Revenue earned under subscription agreements is billed to and due by the customer prior to Nixle granting them access to service. Revenue is recognized over the term of the agreement. Unearned revenue for subscriptions still in effect at the end of a period are included as a liability in deferred revenue.

Financial Instruments

All financial instruments are carried at amounts that approximate fair value.

Advertising

Nixle expenses advertising costs when incurred. Nixle expensed advertising costs of $50,435 and $80,568 during the nine months ended September 30, 2014 and 2013, respectively.

Income Taxes

Nixle was formed as a Limited Liability Company (LLC) electing to be taxed as a partnership under the Internal Revenue Code and applicable state laws. As a partnership, profits and losses pass through to the members and profits are taxed at the individual rather than the partnership level. Accordingly, Nixle has no tax liability, although distributions to members for personal income taxes incurred on partnership profits may be made during the year.

When reporting net income or loss on its tax return, Nixle accounts for certain transactions according to methods required by law. As a result, the net income or loss and members’ capital balances reported on the tax return are usually different from those amounts reported in the financial statements.

Uncertain Tax Positions

Nixle is required to identify, measure, and disclose in the financial statements uncertain tax positions Management takes or expects to take when filing the partnership return. At September 30, 2014 and 2013 Nixle had no uncertain tax positions requiring disclosure. Tax positions taken on partnership returns may be rejected by taxing authorities and result in tax, penalty or interest charges to Nixle or its members.

Tax returns are subject to examination by Federal and State authorities for three years from the date of filing. Nixle’s Federal and State tax returns for 2010, 2011 and 2012 are open to examination by the Internal Revenue Service, New Jersey and other state agencies.

Note 2—Going Concern and Uncertainties

Going Concern

Nixle has reported net losses since inception and an accumulated deficit of $33,957,787. Nixle is unable to pay back debt of $32,870,643, and current liabilities exceed current assets by $12,612,659. Nixle’s financial statements are prepared on a going concern basis, which assumes the business operates without threat of liquidation for at least twelve months from the date that the financial statements were available to be issued.

Cash Flow and Funding

Nixle is unable to generate cash flow sufficient to fund operations under its current subscription agreements and service model. As a result Nixle is dependent on an “Angel Investor” to subsidize operations. This funding may end or significantly decrease at any time.

Management’s Plans

Management is working on plans to sell substantially all of Nixle’s assets including accounts receivable, customers, software, Nixle’s name and website, subscribers and other assets for cash and stock according to an asset purchase agreement (APA) with a buyer. After a successfully negotiated APA, Management plans to change Nixle’s name to NXL Holdings. NXL Holdings (a/k/a Nixle) will transfer its assets to the buyer and discontinue all software development projects and public notification services, terminate all employees and restructure the business to operate as a holding company with cash, investment in stock, and debt.

Uncertainties

Funding provided to Nixle by an Angel Investor is winding down. Management is using cash for paying professionals representing Nixle on a sale of its assets, restructuring and to settle claims by two former members. The future of NXL Holdings (a/k/a Nixle) to continue as a going concern will be largely dependent on the final proceeds NXL Holdings (a/k/a Nixle) realizes from the fulfillment of the terms of an APA. However, even if Management is successful in its efforts to sell assets and restructure operations too many variables exist that may affect the results of Management’s plans.

Nixle’s future depends on whether the buyer of its assets achieves success in an initial public offering (IPO) and meets the terms of an APA in effect with Nixle at the time. Due to the uncertainty of the outcome of Management’s plans and risks associated with debt obligations and individual members’ investments on Nixle’s books there remains a substantial doubt about Nixle’s ability to continue as a going concern.

The financial statements do not include any adjustments that may be necessary if Nixle is unable to continue as a going concern.

Note 3—Equipment

Equipment consists of the following at September 30:

	2014	2013
Computer software	$289,652	$289,652
Furniture and fixtures	71,713	62,568
Equipment	445,354	385,296

Total	806,719	737,516
Less: accumulated depreciation and amortization	(733,100)	(698,842)

	$73,619	$38,674

Depreciation expense for the nine months ended September 30, 2014 and 2013 was $18,225 and $20,508, respectively.

Note 4—Accrued Expenses

Accrued expenses consists of the following at September 30:

	2014	2013
Due to customer—overpayments	$6,090	$6,090
Payroll taxes	5,257	1,752
Licensing and consulting fees	55,000	60,000
Accrued interest	7,043,053	4,676,432

	$7,109,400	$4,744,274

Note 5—Long-Term Debt

Loans Payable

Nixle has loans payable of $755,000 ($1,255,000 at September 30, 2013) to five (six at September 30, 2013) individuals, loaned during the years ended 2007 to 2010 under verbal agreements. Nixle computes simple interest accrued of $190,914 ($233,864 at September 30, 2013) on the principal balance at 5.25%. Nixle considers the balances outstanding to be long-term obligations because repayment is not expected to occur within one year.

Note Payable—11.25%

11.25% Secured Convertible Promissory Note

On October 1, 2010 Nixle and the Angel Investor (Holder) executed a “Secured Convertible Promissory Note Agreement” (Note A) for $7,384,594 as a result of a loan restructure for amounts loaned to Nixle between January 2008 and September 2010. The Holder of Note A is entitled to convert all or part of the outstanding principal and accrued interest into Class B Units at a pre-determined conversion price using a $17.5 million valuation of Nixle.

Note A has accrued interest of $3,592,008 ($2,424,238 at September 30, 2013) accruing daily at an annual rate of 11.25% through October 1, 2015 and is collateralized by a first priority security interest in all of Nixle’s assets.

Note Payable—8%

8% Secured Convertible Promissory Note

On March 31, 2011 Nixle executed a $1,800,000 Secured Convertible Promissory Note Agreement (Note B) with the Angel Investor. Advances made to Nixle during the period increase the principal of Note B. Accrued simple interest of $2,454,228 ($1,308,327 at September 30, 2013) is calculated at 8% on the outstanding principal balance bi-annually and each time an advance is made and the principal balance changes. Note B was due June 30, 2012, but will continue in effect until another note agreement is executed. The balance outstanding on Note B is $16,915,000 and 12,040,000 at September 30, 2014 and 2013 respectively.

Convertible Promissory Notes

Nixle authorized the issuance and sale of Convertible Promissory Notes (the Convertible Notes) up to $5,500,000 in a private offering with each principal unit convertible into one Class B Unit at a price equal to the principal amount subscribed. Upon written notice, holders of the Convertible Notes are entitled to exchange all or part of the outstanding principal and accrued interest into Class B Units each at a price of $14 (the “Conversion Price”). With 30 days of advance written notice Nixle (the Borrower) has the right to convert all or part of the outstanding principal and accrued interest into Class B Units at the “Conversion Price.”

The Convertible Notes accrue interest daily at an annual rate of 8.0%. Details of Convertible Notes outstanding at September 30, 2014 and 2013 are listed below.

	2014	2013
8% Convertible Note (Note C) dated October 27, 2010 issued under an agreement with the Angel Investor in exchange for debt, maturing October 26, 2015. Accrued interest at September 30, 2014 and 2013 is $223,885 and $136,500, respectively.	$700,000	$700,000
8% Convertible Note (Note D) dated November 9, 2010, issued under an agreement with a partnership in exchange for cash, maturing November 8, 2015. Accrued interest at September 30, 2014 and 2013 is $155,000 and $105,000, respectively.	500,000	500,000

Total	$1,200,000	$1,200,000

Long-term debt maturing during the periods ending September 30, 2014 is as follows:

Period Ending September 30	Amount Maturing
2015	$—
2016	8,157,590
2017	—
2018	—
2019	—
Thereafter	755,000

$8,912,590

Note 6—Equity

Membership Units

Equity interests in the membership of Nixle are identified by Units. Each member’s percentage ownership in Nixle is determined by dividing the number of Units owned by the total number of Units issued. Membership Units are broken down into three classes that carry different member rights. No member has the right to act for, on behalf of, or bind Nixle other than the members of the Management Committee.

Class A Units

Class A Units carry rights to purchase Units from a selling member after a first offer is made to purchase Nixle, and drag along rights in connection with the sale of all Nixle Units as indicated in the Agreement. Class A members rank second to receive distributions of net ordinary and capital proceeds until capital contributions reach zero.

There are 943,169 Class A Units issued at September 30, 2014 and 2013.

Class A Units were originally issued to and held by two individuals who were the founders and original managers of Nixle. In two separate “Membership Interest Pledge Agreements both dated October 1, 2010” these individuals pledged their Class A Units to collateralize the 11.25% Note (Note 5). On September 9, 2011 after the 11.25% Note was defaulted on, the Majority Investor accepted the collateral in satisfaction of outstanding interest payments owed to him.

Class B Units

Class B Units are issued in exchange for capital contributions. Class B unit holders rank first to receive distributions of net ordinary proceeds and net capital proceeds until capital contributions are reduced to zero.

There are 606,755 Class B Units issued at September 30, 2014 and 2013.

Class C Units

Class C Units are issued in exchange for services rendered to Nixle. Class C Units have a liquidation value of zero when issued and constitute “Profits Interests” in accordance with the provisions of Revenue Procedure 93-27. Class C Units are subject to vesting and forfeiture provisions set forth in separate agreements between Nixle and each Class C Unit Member.

There are 225,183 Class C Units issued and 193,614 Class C Units vested at September 30, 2014 and 2013.

Note 7—Warrants and Options

Management, has the authority to issue warrants, options or other instruments to purchase Units.

On December 16, 2010 a Warrant was issued to the Angel Investor in exchange for value received. The warrant is exercisable in whole or in part and entitles the holder to purchase 150,000 Class B Units at $7.01 each until December 16, 2015.

Note 8—Retirement Plan

Effective October 1, 2011 Nixle provides retirement benefits through the Nixle 401(k) Plan (the Plan). The Plan allows eligible employees over 18 years of age to defer a portion of their compensation under Section 401(k) of the Internal Revenue Code. The Plan provides Management with a discretionary matching option, allowing Nixle to contribute and allocate to each eligible employees’ account a percentage of their elective deferrals as determined at the end of each Plan year. Nixle made no contribution to the Plan during the nine months ended September 30, 2014 and 2013.

Note 9—Other Income

Other income of $487,979 includes cancellation of debt of $345,479 and insurance proceeds paid directly to claimants of $142,500 incurred in settling two claims during the period ended September 30, 2014.

Note 10—Operating Leases

Nixle rents office space in San Francisco, California under an amended operating lease agreement effective February 14, 2013 to December 31, 2014. Monthly rent expense is $12,000 plus utility charges. For the nine months ended September 30, 2014 and 2013, rent expense was $121,578 and $104,782, respectively.

Nixle pays $149 a month to rent storage space in San Francisco, California under an agreement which could be cancelled at any time.

Following is a schedule by year of approximate future minimum lease payments required under the above operating lease agreements that have remaining noncancelable lease terms as of September 30:

Period ending September 30,	Payment
2015	$36,000
Thereafter	—

Total	$36,000

Note 11—Noncash Transactions

Nixle recognized other income of $487,979 in a noncash transaction as follows:

Insurance payments directly to claimants	$142,500
Settlement of debt by claimants	345,479

Note 12—Risks and Uncertainties

Concentration of Credit Risk

Nixle, at times, maintains cash balances in financial institutions that are in excess of the $250,000 insurance provided by the Federal Deposit Insurance Corporation (FDIC). At September 30, 2013 Nixle’s cash balances did not exceed the FDIC limits. Nixle has not experienced any loss on its cash or cash equivalents. Management believes any significant credit risk on Nixle’s deposits in financial institutions is minimal.

Competition

The market for Nixle’s products and services is highly competitive and the technology is subject to shifts in market preferences. There exists a risk that Nixle’s financial condition and results of operations could be negatively affected if market preferences shift.

Note 13—Licensing Agreement

Nixle entered into a new licensing agreement effective January 1, 2014 with a telecommunications firm, Shoutpoint, for voice applications solutions. The agreement is standard for one year, automatically renewing each January 1 successively, for two more years unless cancelled with 30 days advance notice. The base licensing fee is $45,000 per quarter with additional Price Per Minute (PPM) and Price Per Contact (PPC) charges. Beginning with the second annual term of the agreement, minimum pricing rules take effect. For the nine months ended September 30, 2014, Nixle paid $120,734 under its licensing agreement with Shoutpoint.

For the nine months ended September 30, 2013 Nixle paid $275,000 under its licensing agreement with Everbridge.

Note 14—Subsequent Events and Future Uncertainties

Management has evaluated subsequent events through July 15, 2015, the date the financial statements were available for release.

Subsequent to year end on December 23, 2014 the Director of Nixle entered into an Asset Purchase Agreement (APA) with its service provider – Everbridge. Under the terms of the APA, Everbridge, purchased substantially all of Nixles’s assets and a portion of accounts payable in exchange for cash and stock. Everbridge is planning an initial public offering (IPO) of its stock in late July 2015 and will include pro-forma financial information and other information related to the APA with Nixle.

The effects of Everbridge’s IPO on Nixle are highly speculative and impossible to determine, accordingly these financial statements contain no adjustments for events that may occur as a result of this subsequent event.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss

The following unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2014 is presented to give effect to the acquisition of Vocal Limited (“Vocal”) and Nixle, LLC (“Nixle”).

On March 13, 2014, Everbridge, Inc. (“Everbridge” or “the Company”) acquired Vocal in exchange for cash consideration of $2,030,000, notes payable of $4.3 million and 2,252,451 shares of the Company’s common stock valued at $1.22 per share, for a total consideration of $9.1 million.

On December 23, 2014, the Company acquired the assets of Nixle in exchange for cash consideration of $1.5 million and 1,858,275 shares of the Company’s common stock valued at $1.63 per share, for a total consideration of $4.5 million.

The following unaudited pro forma condensed combined financial information is shown as if Everbridge, Vocal and Nixle had been combined as of January 1, 2014 for purposes of the statement of comprehensive loss, and reflects the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

The Everbridge condensed consolidated statements of comprehensive (loss) income included herein was derived from its audited December 31, 2014 consolidated statements of comprehensive (loss) income included in this prospectus. The Vocal historical statement of comprehensive loss included herein was derived from its audited statement of operations from January 1, 2014 through March 13, 2014 included in this prospectus. The Nixle historical statement of comprehensive loss included herein was derived from its reviewed statement of operations from January 1, 2014 through September 30, 2014 and from its unaudited statement of operations from October 1, 2014 through December 23, 2014 included in this prospectus.

The pro forma information has been prepared for illustrative purposes only and is not intended to represent or be indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been achieved had Everbridge, Vocal and Nixle been a combined company during the period presented. The pro forma information does not reflect any operating efficiencies, post-acquisition synergies or cost savings that Everbridge may achieve with respect to the combined company.

The pro forma information should be read together with (1) the accompanying notes to the unaudited pro forma condensed combined statement of comprehensive loss, (2) the audited historical consolidated financial statements and related notes of Everbridge included elsewhere in this prospectus, (3) the audited historical financial statements and related notes of Vocal included elsewhere in this prospectus, and (4) the unaudited historical financial statements and related notes of Nixle included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss

For the year ended December 31, 2014

(in thousands, except per share data)

	Historical					Historical
	Everbridge	Vocal	Pro Forma Adjustments		Pro Forma Combined	Nixle	Pro Forma Adjustments			Pro Forma Combined
Revenue	$42,421	$1,079	$—		$43,500	1,642	$			$45,142
Cost of revenue	12,089	152	57	A1	12,298	3,216		163	B1	15,677

Gross profit	30,332	927	(57)		31,202	(1,574)		(163)		29,465
Operating expenses:
Selling and marketing	15,818	261	—		16,079	1,375		—		17,454
Research and development	7,365	—	—		7,365	—		—		7,365
General and administrative	7,435	119	(204)	A1/A2	7,350	1,807		(234)	B1/B2	8,923

Total operating expenses	30,618	380	(204)		30,794	3,182		(234)		33,742

Income (loss) from operations	(286)	547	147		408	(4,756)		71		(4,277)

Other income (expense)
Interest income	2	2	—		4	—		—		4
Interest expense	(350)	(1)	—		(351)	(2,242)		2,242	B3	(351)
Other income (expense)	(78)	(47)	—		(125)	488		(488)	B4	(125)

Total other income (expense), net	(426)	(46)	—		(472)	(1,754)		1,754		(472)

Income (loss) before provision (benefit) for income taxes	(712)	501	147		(64)	(6,510)		1,825		(4,749)
Provision (benefit) for income taxes	(89)	116	34	A3	61	—		—	B5	(61)

Net income (loss)	$(623)	$385	$113		$(125)	$(6,510)		$1,825		$(4,810)

Comprehensive income (loss):
Foreign currency translation adjustment, net of tax	(68)	—	—		(68)	—		—		(68)

Total comprehensive income (loss)	$(691)	$385	$113		$(193)	$(6,510)		$1,825		$(4,878)

Basic	$(0.01)									$(0.07)

Diluted	$(0.01)									$(0.07)

Shares used in the per share calculations:
Basic	67,758,443									67,758,443

Diluted	67,758,443									67,758,443

See accompanying notes to the unaudited condensed combined financial statements

Notes to the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss

(Dollar amounts in thousands, except share and per share amounts)

1. BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2014 is presented to give effect to the acquisitions of (i) Vocal on March 13, 2014 for $9.1 million of consideration and (ii) Nixle on December 23, 2014 for $4.5 million of consideration as follows:

	Vocal	Nixle
Total purchase consideration paid in cash, notes payable and common stock	$9,093	4,529

Allocation of the purchase consideration:
Cash	$4,732	—
Other current assets	1,372	650
Property and equipment	69	10
Identifiable intangible assets	4,734	1,840
Goodwill	2,086	3,300

Total assets acquired	12,993	5,800
Current liabilities	446	—
Deferred revenue	2,019	1,238
Deferred taxes	1,097	—
Other liabilities	338	33

Total liabilities assumed	3,900	1,271

Net assets acquired	$9,093	4,529

In accordance with the acquisition method of accounting for business combinations, the assets acquired and the liabilities assumed are recorded at their respective fair values and added to those of the Company. The excess purchase consideration over the fair values of assets acquired and liabilities assumed was recorded as goodwill. The total purchase price was allocated using information currently available to the Company.

Under the acquisition method, acquisition-related transaction costs, such as financial advisory, legal, valuation and other professional fees, are not included as consideration transferred but are accounted for as expense in the periods in which the costs are incurred. These costs are not presented in the unaudited pro forma condensed combined statement of comprehensive loss because they will not have a continuing impact on the combined results.

The unaudited pro forma condensed combined statement of comprehensive loss reflect certain adjustments that are necessary to present fairly our unaudited pro forma condensed combined statement of comprehensive loss. The pro forma adjustments give effect to events that are (1) directly attributable to the acquisition, (2) factually supportable and (3) with respect to the statement of comprehensive loss, expected to have a continuing impact on the Company, and are based on assumptions that management believes are reasonable given the best information currently available.

Reclassifications

The Company made certain reclassification adjustments to the presentation of Vocal’s historical statement of operations in order to conform to the Company’s presentation. Sales and marketing expense, which Nixle had combined with general and administrative expenses, was reclassified as a separate line item. The Company also made certain reclassification adjustments to the presentation of Nixle’s historical statement of operations in order to conform to the Company’s presentation by grouping the unaudited expense categories into the Company’s presentation categories.

2. PRO FORMA ADJUSTMENTS

The accompanying unaudited pro forma condensed combined statement of comprehensive loss has been prepared as if the acquisitions were completed on January 1, 2014 for purposes of the statement of comprehensive loss and reflects the following pro forma adjustments:

Vocal

(A1)	To record estimated amortization expense associated with the fair of acquired intangibles, net of an adjustment to eliminate expense on Vocal’s historical intangible assets.

	Amortization on acquired intangibles	Less: Historical amortization	Net
	(in thousands)
Cost of revenues	$57	$—	$57
General and administrative	186	(37)	149

(A2)	To eliminate $306 in transaction costs incurred by the Company and $47 in transaction costs incurred by Vocal as a result of the acquisition, primarily consisting of legal and other professional fees.

(A3)	To record the pro forma adjustment of the provision for income taxes at the applicable statutory income tax rate applicable to the jurisdiction for which the pro forma adjustments relate to as follows:

For Year Ended December 31, 2014
(in thousands)
Total pro forma adjustments recorded to increase income before provision for income taxes in the unaudited pro forma condensed combined statements of income	$147
Estimated effective tax rate applicable to pro forma adjustments	23%

Pro forma adjustments to reflect provision for income taxes	$34

Nixle

(B1)	To record estimated amortization expense associated with the fair of acquired intangibles, net of an adjustment to eliminate expense on Nixle’s historical intangible assets.

	Amortization on acquired intangibles	Less: Historical amortization	Net
	(in thousands)
Cost of revenues	$163	$—	$163
General and administrative	97	(18)	79

(B2)	To eliminate $88 in transaction costs incurred by the Company and $225 in transaction costs incurred by Nixle as a result of the acquisition, primarily consisting of legal and other professional fees.

(B3)	To eliminate historical interest expense relating to financial indebtedness of Nixle that was not assumed by the Company in the acquisition.

(B4)	To eliminate historical other income related to the settlement of claims by former equity holders of Nixle.

(B5)	No provision for income taxes has been reflected for the pro forma adjustments since any tax benefit recorded resulting from the pro forma pre-tax losses would be offset by a corresponding increase in the valuation allowance.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ Global Market initial listing fee		*
Blue sky fees and expenses		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total		*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws will provide that: (1) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (2) we may, in our discretion, indemnify our officers, employees and agents as set forth in the Delaware General Corporation Law; (3) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (4) the rights conferred in the bylaws are not exclusive; and (5) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

Our policy is to enter into agreements with our directors that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. These indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise. Our amended and restated investors’ rights agreement with certain stockholders also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.

Item 15.	Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities issued by us since January 1, 2012 through the date of the prospectus that is a part of this registration statement:

Issuances of Common Stock and Options to Purchase Common Stock

From January 1, 2012 through the date of this registration statement, we have granted under our 2008 Plan options to purchase an aggregate of 12,120,339 shares of our common stock to employees, consultants and directors, having exercise prices ranging from $0.23 to $2.37 per share. Of these, options to purchase an aggregate of 1,104,913 shares have been cancelled without being exercised. From January 1, 2012 through the date of this registration statement, an aggregate of 4,657,836 shares of our common stock were issued upon the exercise of stock options under the 2008 Plan, at exercise prices between $0.09 and $0.31 per share.

In August 2014, we issued an aggregate of 9,673,927 shares of our common stock to certain of our employees, consultants and directors.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act, or Rule 701, in that the transactions were by an issuer not involving any public offering or under Section 4(a)(2) of the Securities Act or under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

In March 2014, we issued an aggregate of 2,252,451 shares of our common stock to certain stockholders of Vocal Limited in connection with our acquisition of Vocal Limited.

In July 2014, we issued 107,758 shares of common stock to PMC Financial Services Group, LLC upon the exercise of a warrant to purchase shares of common stock.

In December 2014, we issued an aggregate of 693,140 shares of our common stock to Tapestry Telemed LLC in connection with our purchase of certain technology from Tapestry Telemed LLC.

In December 2014, we issued an aggregate of 1,858,275 shares of our common stock to Nixle, LLC in connection with our acquisition of substantially all of the assets of Nixle, LLC.

In March 2015, we issued an aggregate of 34,657 shares of our common stock to certain former members of Tapestry Telemed LLC in connection with our purchase of certain technology from Tapestry Telemed LLC in December 2014.

The offers, sales and issuances of the securities described in the preceding paragraphs were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was either an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act or had adequate access, through employment, business or other relationships, to information about us.

Item 16.	Exhibits and Financial Statement Schedules.

(a)  Exhibits

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.
3.1†	Third Amended and Restated Certificate of Incorporation of Everbridge, Inc., as amended and as currently in effect.
3.2†	Form of Amended and Restated Certificate of Incorporation of Everbridge, Inc. to be effective upon completion of this offering.
3.3†	Amended and Restated Bylaws of Everbridge, Inc., as currently in effect.
3.4†	Form of Amended and Restated Bylaws of Everbridge, Inc. to be effective upon completion of this offering.
4.1†	Form of common stock certificate of Everbridge, Inc.
4.2†	Third Amended and Restated Investors’ Rights Agreement by and among Everbridge, Inc. and certain of its stockholders, dated September 9, 2011.
5.1†	Opinion of Cooley LLP.
10.1†	Lease Agreement, dated as of September 24, 2012, by and between Everbridge, Inc. and SPUSV5 500 Brand, LP., as amended.
10.2†	Sublease Agreement, dated as of February 27, 2015, by and between Everbridge, Inc. and Acquia Inc.
10.3 +†	2008 Equity Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise and Restricted Stock Purchase Agreement thereunder.
10.4 +†	Form of 2015 Equity Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder.
10.5 +†	2015 Employee Stock Purchase Plan.
10.6 +†	Non-Employee Director Compensation Plan to be in effect upon the completion of this offering.
10.7+†	2014 Bonus Plan of Everbridge, Inc.
10.8+†	2015 Bonus Plan of Everbridge, Inc.
10.9 +†	Form of Indemnification Agreement by and between Everbridge, Inc. and each of its directors and executive officers.
10.10 +†	Offer Letter, dated as of September 6, 2011, by and between Everbridge, Inc. and Jaime Ellertson.
10.11 +†	Offer Letter, dated as of October 6, 2013, by and between Everbridge, Inc. and Scott Burnett.
10.12 +†	Offer Letter, dated as of July 27, 2012, by and between Everbridge, Inc. and Gary Phillips.
10.13†	Loan and Security Agreement, dated as of June 30, 2015, by and between Everbridge, Inc. and Bridge Bank, N.A.
21.1†	Subsidiaries of Everbridge, Inc.
23.1†	Consent of KPMG LLP, independent registered public accounting firm.
23.2†	Consent of KPMG LLP, independent auditor.

Exhibit Number	Description of Document
23.3†	Consent of Werdann Devito LLC, independent accounting firm.
23.4†	Consent of Cooley LLP (included in Exhibit 5.1).
24.1†	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.

+	Indicates management contract or compensatory plan.

(b)  Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Burlington, Massachusetts, on the             day of                     , 2015.

EVERBRIDGE, INC.

Jaime Ellertson President, Chief Executive Officer and Chairman of the Board of Directors

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jaime Ellertson and Kenneth S. Goldman, and each of them, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Jaime Ellertson	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	, 2015

Kenneth S. Goldman	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2015

Richard D’Amore	Director	, 2015

Bruns Grayson	Director	, 2015

David Henshall	Director	, 2015

Kent Mathy	Director	, 2015

Cinta Putra	Director	, 2015

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.
3.1†	Third Amended and Restated Certificate of Incorporation of Everbridge, Inc., as amended and as currently in effect.
3.2†	Form of Amended and Restated Certificate of Incorporation of Everbridge, Inc. to be effective upon completion of this offering.
3.3†	Amended and Restated Bylaws of Everbridge, Inc., as currently in effect.
3.4†	Form of Amended and Restated Bylaws of Everbridge, Inc. to be effective upon completion of this offering.
4.1†	Form of common stock certificate of Everbridge, Inc.
4.2†	Third Amended and Restated Investors’ Rights Agreement by and among Everbridge, Inc. and certain of its stockholders, dated September 9, 2011.
5.1†	Opinion of Cooley LLP.
10.1†	Lease Agreement, dated as of September 24, 2012, by and between Everbridge, Inc. and SPUSV5 500 Brand, LP., as amended.
10.2†	Sublease Agreement, dated as of February 27, 2015, by and between Everbridge, Inc. and Acquia Inc.
10.3 +†	2008 Equity Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise and Restricted Stock Purchase Agreement thereunder.
10.4 +†	Form of 2015 Equity Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder.
10.5 +†	2015 Employee Stock Purchase Plan.
10.6 +†	Non-Employee Director Compensation Plan to be in effect upon the completion of this offering.
10.7+†	2014 Bonus Plan of Everbridge, Inc.
10.8+†	2015 Bonus Plan of Everbridge, Inc.
10.9 +†	Form of Indemnification Agreement by and between Everbridge, Inc. and each of its directors and executive officers.
10.10 +†	Offer Letter, dated as of September 6, 2011, by and between Everbridge, Inc. and Jaime Ellertson.
10.11 +†	Offer Letter, dated as of October 6, 2013, by and between Everbridge, Inc. and Scott Burnett.
10.12 +†	Offer Letter, dated as of July 27, 2012, by and between Everbridge, Inc. and Gary Phillips.
10.13†	Loan and Security Agreement, dated as of June 30, 2015, by and between Everbridge, Inc. and Bridge Bank, N.A.
21.1†	Subsidiaries of Everbridge, Inc.
23.1†	Consent of KPMG LLP, independent registered public accounting firm.
23.2†	Consent of KPMG LLP, independent auditor.
23.3†	Consent of Werdann Devito LLC, independent accounting firm.
23.4†	Consent of Cooley LLP (included in Exhibit 5.1).
24.1†	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.

+	Indicates management contract or compensatory plan.